As filed with the Securities and Exchange Commission on July 16, 2003
Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FLORIDA BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	58-2364573
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5210 Belfort Road, Suite 310

Jacksonville, Florida 32256
(904) 322-7770
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles E. Hughes, Jr.

President and Chief Executive Officer
Florida Banks, Inc.
5210 Belfort Road, Suite 310
Jacksonville, Florida 32256
(904) 332-7770
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley D. Houser Akerman Senterfitt One Southeast Third Avenue, Suite 2800 Miami, Florida 33131-1714 (305) 374-5600 (305) 374-5095 (Fax)	Terry Ferraro Schwartz Smith, Gambrell & Russell, LLP Promenade II, Suite 3100 1230 Peachtree Street, N.E. Atlanta, Georgia 30309-3592 (404) 815-3731 (404) 685-7031 (Fax)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

Calculation of Registration Fee

		Proposed Maximum	Proposed Maximum	Amount of
Title of Securities	Amount to be	Offering Price	Aggregate	Registration
To Be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Fee(2)

Common Stock, par value $0.01 per share	2,300,000 shares	$12.10	$27,830,000	$2,252

(1)	Includes shares of our common stock that may be purchased by the underwriters solely to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act. Pursuant to Rule 457(c) under the Securities Act, the registration fee has been calculated based upon average of the high and low prices of the registrant’s common stock as reported on the Nasdaq National Market on July 9, 2003.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment, which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                   , 2003

PROSPECTUS

2,000,000 Shares

Common Stock

        We are offering 2,000,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the trading symbol “FLBK.” The last reported sale price of our common stock on the Nasdaq National Market on July 14, 2003 was $12.26 per share.

      Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

      These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Florida Banks, Inc.	$	$

      The underwriters may also purchase up to an additional 300,000 shares of our common stock at the public offering price less the underwriters’ discount solely to cover any over-allotments.

      The underwriters expect to deliver the shares to the public on or about                     , 2003.

SunTrust Robinson Humphrey	Sandler O’Neill & Partners, L.P.

The date of this prospectus is                     , 2003.

[Map of Florida showing office locations]

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or any other document to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of our common stock.

      In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe that these outside services are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

PROSPECTUS SUMMARY

      This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as the other documents to which we refer you. Except as otherwise indicated by the context, references in this prospectus to “we,” “our” or “us” are to the combined business of Florida Banks, Inc. and its wholly owned subsidiary, Florida Bank, N.A. Except as otherwise indicated by the context, references in this prospectus to “our bank” are to Florida Bank, N.A. Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

The Company

      Florida Banks, Inc. was formed in 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. We operate through our wholly owned banking subsidiary, Florida Bank, N.A. We offer a broad range of traditional banking products and services, focusing primarily on small and medium-sized businesses with annual revenues between $5 million and $40 million. We currently operate community banking offices in the Tampa, Jacksonville, Gainesville, Ft. Lauderdale, St. Petersburg/Clearwater and Ocala markets. We also recently expanded our loan production office in West Palm Beach into a full service community banking office. As opportunities arise, we may also expand into other Florida market areas with demographic characteristics similar to our current markets.

      Since 1998, our bank has experienced substantial growth in assets, loans, deposits and profitability while maintaining strong asset quality, as set forth below.

						At and for the
						three months
	At and for the year ended December 31,					ended
						March 31,
	1998	1999	2000	2001	2002	2003

	(Dollars in thousands, except percentage data)
Assets	$113,566	$218,163	$372,797	$522,323	$756,066	$840,057
Loans held for investment, net of deferred fees	67,131	157,517	285,526	401,444	550,455	589,133
Deposits	64,621	159,106	305,239	451,249	664,910	696,682
Shareholders’ equity	42,588	39,235	38,556	46,142	52,964	53,766
Net income (loss)	(4,593)	(1,847)	(1,080)	558	1,327	731
Non-performing loans to total loans	2.80%	1.46%	1.44%	0.36%	0.25%	0.26%
Net charge-offs to average loans	0.09	0.80	0.12	0.21	0.09	0.11

      Our historical financial results for fiscal 1998 to 2000 reflect the development of our company in its early stages, notably in connection with initial start-up costs and the raising and retention of capital to fund our planned growth. In 1998 and 1999, we incurred significant noninterest expenses for start-up and infrastructure costs, while revenue items gradually increased as we began to originate loans and invest in other earning assets. In the fourth quarter of 2000, we achieved profitability as these costs were spread over a larger asset base. We have maintained profitability and asset growth throughout fiscal 2001 and 2002 and the first two quarters of 2003.

      We have a community banking approach that emphasizes responsive and personalized service to our customers. We believe that the significant consolidation in the banking industry in Florida has disrupted customer relationships, as the larger out-of-state financial institutions operating in Florida have increasingly focused on larger corporate customers and standardized loan and deposit products and services. Generally, these products and services are offered through less personalized delivery systems, which has created a need for higher quality services for small and medium-sized businesses. In addition, consolidation of the Florida banking market has dislocated experienced and talented management and lending personnel. As a result of these factors, we believe we have a substantial opportunity to attract additional banking customers and experienced management and lending personnel both within our current markets and other markets in Florida into which we might expand.

      Our top five senior managers have an average of 27 years of banking experience. In addition, our growth and focus on small and medium-sized business customers have attracted strong local management and lending teams who have significant banking experience, strong community contacts and business development potential in our markets. Our community banking offices are run by local bank presidents who have an average of 24 years of banking experience. These presidents have a high degree of local decision-making authority, including the ability to customize products and services to meet the specific needs of the local market.

      We maintain a variety of support services for the community banking offices from our main office located in Jacksonville and our operations center in Tampa. These services include back office operations, investment portfolio management, credit administration and review, human resources, compliance, internal audit, administration, training and strategic planning. Core bank data processing, check clearing and other similar functions are currently outsourced to a major vendor. As a result, we can achieve cost efficiencies, maintain consistency in policies and procedures and allow our local management teams to concentrate on developing and enhancing customer relationships. We believe we can leverage our current infrastructure and systems to meet our growth and other financial goals.

      In the fourth quarter of 2002, we started a wholesale residential mortgage banking division that is managed as a separate line of business. We target markets in the eastern United States for wholesale origination of both adjustable and fixed rate mortgage loans. To minimize interest rate risk, we sell the mortgage loans we originate on a servicing-released basis in the secondary markets to government agencies or other investors. We have realized the following results in our mortgage banking division since its formation:

	Three Months Ended

	December 31, 2002	March 31, 2003

	(Dollars in thousands)
Mortgage loans originated	$98,001	$206,262
Net interest income	62	596
Noninterest income:
Gains on sale of mortgage loans	1,093	2,272
Mortgage loan processing fees	262	478
Noninterest expense	911	2,369
Income before income taxes	505	976

The Florida Market

      The favorable demographic and economic characteristics of the Florida market are key factors in our ability to grow our assets, achieve our financial goals and create stockholder value. In addition, we believe that the changes in the Florida market since the early 1990s have created an underserved market of Florida-based, small and medium-sized businesses that we can successfully target.

      Florida is the fourth most populous state in the country with an estimated population in 2002 of approximately 16.7 million. In terms of population, Florida is expected to be among the five fastest-growing states in the U.S. over the period from 2002 to 2007, and the fastest growing state of the ten most populous states over that period. We believe that Florida’s major metropolitan areas will benefit the most from this expansion. According to recent United States Census Bureau data, approximately 37% of the total population and 40% of the non-farm businesses in Florida are located in our current market areas.

The Florida banking market has grown over the past four years, with statewide deposits increasing from $210.1 billion in 1998 to $267.0 billion in 2002, representing a compounded annual growth rate of 6.18%. Florida’s economy has broadened from a reliance on tourism, agriculture and retirement living to a diversified base that includes significant levels of industrial and commercial trade. Accordingly, we expect that the local Florida markets will grow faster than most in the U.S. with less volatility than experienced in the past, providing opportunities for strong growth and potential profitability for us.

      The Florida market is currently characterized by the dominance of large out-of-state banking organizations. Today, Florida’s ten largest banking organizations by deposits are headquartered outside of Florida, and more than 75% of the total deposits in the state are controlled by out-of-state organizations. We believe that consolidation within the banking industry in Florida has created a unique opportunity to build a successful, locally-oriented banking system. We believe that many small and medium-sized companies are interested in banking with a company headquartered in, and with decision-making authority based in, Florida and with established Florida bankers who have the expertise to act as trusted advisors. Our community banking offices have been built around experienced bankers with lending expertise in the specific industries found in their market areas, allowing for responsive, personalized service. These small and medium-sized businesses are attractive customers to us because we believe that, if we serve them properly, we will be able to establish long-term relationships and provide multiple products to them, enhancing our overall profitability.

Strategy

      Our objective is to further enhance our net income by continuing to grow and become more efficient. An important aspect of our growth strategy is the ability to service and effectively manage a large number of loans and deposit accounts in multiple markets in Florida. Accordingly, we have an operations infrastructure sufficient to support statewide lending and banking operations and have developed the following specific strategies:

•	Improve our profitability by:

•	Leveraging our existing infrastructure efficiently to support a larger volume of business and utilizing outsourcing to provide cost-effective operational support; and

•	Maximizing the efficiency and profitability of our wholesale mortgage operation.

•	Continue our loan growth by:

•	Focusing on key metropolitan markets;

•	Attracting small and medium-sized business customers that require the attention and service that a community-oriented bank is well suited to provide;

•	Identifying and retaining local management teams that emphasize a high level of personalized customer service; and

•	Expanding into additional Florida markets.

•	Utilize technology to enhance our customer service and maximize deposit growth.

Recent Development

      On June 26, 2003, we participated in a pooled trust preferred offering. In connection with this transaction, we, through our wholly owned subsidiary trust, Florida Banks Statutory Trust III, issued $3,000,000 in trust preferred securities. Florida Banks Statutory Trust III also issued $93,000 of common securities to us and used the total proceeds to purchase $3,093,000 of our 30-year subordinated debentures. The preferred securities pay dividends at an initial rate of 4.16% through September 26, 2003. Thereafter, the rate becomes a floating rate based on 3-month LIBOR plus 3.10%, adjusted quarterly after each dividend payment date. The dividend rate, however, shall not exceed a rate of 11.75% prior to June 26, 2008. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year.

These preferred securities include a par call option beginning June 26, 2008. These subordinated debentures are the sole asset of Florida Banks Statutory Trust III and are eliminated, along with the related income statement effects, in our consolidated financial statements.

Corporate Information

      We are incorporated under the laws of Florida. Our corporate headquarters are located at 5210 Belfort Road, Suite 310, Jacksonville, Florida 32256. Our telephone number is (904) 332-7770. Our website address is www.flbk.com. The information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by us	2,000,000 shares

Common stock outstanding after the offering	9,288,935 shares

Use of proceeds received by us	Repayment of $7.5 million of existing indebtedness under our line of credit with SunTrust Bank, Atlanta and for general corporate purposes, including to finance the growth of our business. A portion of the proceeds may be used for the opening of select banking locations and acquisitions, although we currently have no understandings, agreements or definitive plans with respect to any openings of banking locations or acquisitions.

Nasdaq National Market symbol	“FLBK”

      The outstanding share information is based upon 6,788,935 shares of our common stock that were outstanding as of June 30, 2003 as adjusted to reflect the assumed exchange of 50,000 shares of our Series C preferred stock outstanding as of June 30, 2003 for Series D preferred stock that will be immediately converted into 500,000 shares of our common stock. We expect this exchange and subsequent conversion of the Series D preferred stock will occur in August 2003, subject to regulatory approval. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include or reflect the following:

•	992,815 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2003 at an average exercise price of $8.60 per share;

•	an aggregate of 414,693 shares of common stock reserved for future issuance as of June 30, 2003 under our 1998 Stock Option Plan, Incentive Compensation Plan and Employee Stock Purchase Plan; and

•	an aggregate of 76,800 shares of common stock issuable upon the exercise of outstanding stock purchase warrants as of June 30, 2003 at an exercise price of $10.00 per share.

Risk Factors

      Prior to making an investment decision, prospective purchasers should consider all of the information set forth in this prospectus and should evaluate the statements set forth in “Risk Factors” beginning on page 11.

Summary Financial Data

      The following tables set forth our summary financial data for the periods indicated. Our summary financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 and for each of the years then ended are derived from our financial statements, which have been audited by Deloitte & Touche LLP, our independent auditors. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and notes thereto, and the financial and other information included elsewhere in this prospectus. Our summary financial data as of March 31, 2002 and 2003 and for the quarterly periods ended March 31, 2002 and 2003 are derived from unaudited consolidated condensed financial statements. In the opinion of management, these unaudited consolidated condensed financial statements include all adjustments necessary to present fairly our results of operations in conformity with generally accepted accounting principles consistently applied.

      In the fourth quarter of 2002, we launched our wholesale residential mortgage banking division that is managed as a separate line of business. These mortgage operations significantly increased noninterest income and noninterest expense and significantly contributed to earnings in the year ended December 31, 2002 and in the three months ended March 31, 2003.

						At and for the three
						months ended
	At and for the year ended December 31,					March 31,

	1998(1)	1999	2000	2001	2002	2002	2003

	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$5,413	$11,142	$23,766	$31,380	$34,927	$8,008	$9,799
Interest expense	2,436	4,696	13,711	16,548	15,584	3,729	3,940
Net interest income	2,977	6,446	10,055	14,832	19,343	4,279	5,859
Provision for loan losses	629	1,610	1,912	1,889	3,026	380	889
Net interest income after provision for loan losses	2,348	4,836	8,143	12,943	16,317	3,899	4,970
Noninterest income	613	583	1,011	2,048	4,040	537	3,684
Noninterest expense(2)	7,903	8,342	10,886	13,693	18,005	3,633	7,435
Income (loss) before provision for income taxes and cumulative effect of change in accounting	(4,943)	(2,923)	(1,732)	1,298	2,352	803	1,219
Provision (benefit) for income taxes	(350)	(1,076)	(652)	490	885	307	426
Net income (loss)	(4,593)	(1,847)	(1,080)	808	1,467	496	793
Preferred stock dividends	—	—	—	250	140	120	61
Net income (loss) applicable to common shares	$(4,593)	$(1,847)	$(1,080)	$558	$1,327	$376	$731
Per Share Data:
Earnings (loss) per common share:
Basic	$(1.46)	$(0.32)	$(0.19)	$0.10	$0.21	$0.07	$0.11
Diluted	(1.46)	(0.32)	(0.19)	0.10	0.20	0.07	0.11
Book value per share at end of period	7.28	6.86	6.78	6.88	7.09	6.94	7.21
Tangible book value per share at end of period	7.28	6.86	6.78	6.88	7.09	6.94	7.21
Weighted average shares outstanding:
Basic	3,138	5,830	5,681	5,704	6,442	5,692	6,783
Diluted	3,138	5,830	5,682	5,706	6,531	5,709	6,895
Common shares outstanding at end of period	5,853	5,854	5,930	5,678	6,768	6,768	6,785
Balance Sheet Data:
Investment securities	$22,242	$28,511	$36,756	$38,886	$53,652	$49,246	$50,986
Loans, net of deferred loan fees	67,131	157,517	285,526	401,444	550,444	434,807	589,133
Mortgage loans held for sale	—	—	—	—	54,674	—	89,960
Allowance for loan losses	1,073	1,858	3,511	4,692	7,263	5,065	7,503
Earning assets	106,022	205,898	353,239	494,987	721,296	519,560	792,608
Total assets	113,566	218,163	372,797	522,323	756,066	552,501	840,057
Noninterest-bearing deposits	11,840	22,036	41,965	99,899	141,395	62,241	95,019
Total deposits	64,621	159,106	305,239	451,249	664,910	444,228	696,682
Other borrowed funds	5,718	18,279	26,035	14,210	14,576	12,731	14,461
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	—	—	—	5,819	16,473	5,790	16,503
Total shareholders’ equity	42,588	39,235	38,556	46,142	52,964	46,539	53,766

						At and for the
						three months
	At and for the year ended December 31,					ended March 31,

	1998(1)	1999	2000	2001	2002	2002	2003

Performance Ratios:
Net interest margin(3)	4.28%	4.57%	3.58%	3.62%	3.33%	3.37%	3.23%
Efficiency ratio(4)	220.18	118.68	98.37	81.12	77.00	75.40	77.91
Return on average assets	(5.42)	(1.07)	(0.36)	0.13	0.22	0.28	0.38
Return on average equity	(16.54)	(3.12)	(2.83)	1.30	2.79	3.21	5.45
Noninterest income to average assets	0.70	0.31	0.34	0.48	0.66	0.40	1.92
Noninterest expense to average assets	9.34	4.48	3.68	3.18	2.95	2.73	3.88
Asset Quality Ratios:
Allowance for loan losses to total loans	1.60%	1.18%	1.23%	1.17%	1.32%	1.16%	1.27%
Non-performing loans to total loans(5)	2.80	1.46	1.44	0.36	0.25	0.83	0.26
Net charge-offs to average loans	0.09	0.80	0.12	0.21	0.09	0.00	0.11
Capital and Liquidity Ratios:
Total capital to risk-weighted assets	63.25%	18.19%	12.73%	12.70%	11.92%	11.79%	10.80%
Tier 1 capital to risk-weighted assets	61.59	17.29	11.58	11.63	10.78	10.74	9.75
Leverage ratio(6)	36.44	20.01	10.28	10.64	9.97	9.61	8.97
Average loans to average deposits	81.04	101.53	94.90	99.03	97.21	95.21	99.35
Average equity to average total assets	32.80	34.30	12.80	9.96	7.79	8.78	7.00

(1)	Florida Banks, Inc. was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa. On August 4, 1998, we completed our initial public offering and First National Bank of Tampa merged with and into Florida Bank No. 1, N.A., our wholly owned subsidiary, with the surviving entity being renamed Florida Bank, N.A. Shareholders of First National Bank of Tampa received 1,375,000 shares of our common stock in the merger. The merger was considered a reverse acquisition for accounting purposes, with Florida Bank, N.A. identified as the accounting acquiror. The merger was accounted for as a purchase, but no goodwill was recorded in the merger and the financial statements of First National Bank of Tampa have become our historical financial statements.

(2)	Noninterest expense for 1998 includes a nonrecurring, noncash charge of $3,939,000, relating to the February 3, 1998 sale of our common stock and warrants included in the units sold to accredited foreign investors and the February 11, 1998 sale of 297,000 shares of our common stock to 14 of our officers, directors and consultants.

(3)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(4)	Computed by dividing net interest income by average earning assets.

(5)	Non-performing loans includes nonaccrual loans, loans 90 days or more past due and still accruing and other real estate owned.

(6)	Computed by dividing Tier 1 capital by average assets.

Recent Financial Data

      On July 15, 2003, we announced our financial results for both the three and six month periods ended June 30, 2003. For the three months ended June 30, 2003, net income applicable to common shares increased to $1.3 million from $141,000 in the same period last year. On a diluted per share basis, earnings for the three months ended June 30, 2003 increased to $0.19 from $0.02 per share in the comparable 2002 period. For the six months ended June 30, 2003, net income applicable to common shares increased 294% to $2.0 million from $518,000 in the six months ended June 30, 2002. On a diluted per share basis, earnings increased 263% to $0.29 for the six months ended June 30, 2003 versus $0.08 per share in the first six months of 2002.

      Net interest income after provision for loan losses increased 52% to $6.0 million in the three months ended June 30, 2003 from $4.0 million in the three months ended June 30, 2002. The provision for loan losses for the three months ended June 30, 2003 was $964,000 versus $1.0 million in the three months ended June 30, 2002. For the three months ended June 30, 2003, approximately $1.2 million in net interest income after provision for loan losses was generated by our mortgage banking division. For the six months ended June 30, 2003, net interest income after provision for loan losses increased 40% to $11.0 million from $7.9 million in the comparable period of 2002. The provision for loan losses for the 2003 year-to-date period was $1.9 million compared with $1.4 million in the same prior-year period.

      Noninterest income increased 809.0% to $5.2 million for the three months ended June 30, 2003 from $569,000 for the three months ended June 30, 2002. For the three months ended June 30, 2003 approximately $3.9 million in noninterest income was generated by our mortgage banking division, consisting of $3.1 million in gains on sale of mortgage loans and $858,000 million in mortgage loan processing fees.

      At June 30, 2003, we had total assets of $921.8 million, representing an increase of 22% from total assets of $756.1 million at December 31, 2002, and a 45% increase over total assets of $638.0 million at June 30, 2002. Net loans held for investment at June 30, 2003, were $618.6 million, representing an increase of 14% from net loans of $543.2 million at December 31, 2002, and a 29% increase from net loans of $479.8 million as of June 30, 2002. Loans held for sale totaled $106.6 million at June 30, 2003, up 95% from $54.7 million at December 31, 2002; we had no loans held for sale at the end of the second quarter of 2002. At June 30, 2003, deposits totaled $767.4 million, up 15% from $664.9 million at December 31, 2002, and up 46% from $525.0 million at the end of the second quarter last year.

      Set forth below are summary financial data at and for the three months and six months ended June 30, 2002 and 2003 and at December 31, 2002.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2003	2002	2003

	(Dollars in thousands, except share data and ratios)
Income Statement Data:
Net interest income	$4,988	$6,978	$9,267	$12,837
Provision for loan losses	1,028	964	1,408	1,853

Net interest income after provision for loan losses	3,960	6,014	7,859	10,984
Noninterest income	569	5,168	1,106	8,852
Noninterest expenses	4,270	9,142	7,903	16,577

Income before provision for income taxes	259	2,040	1,062	3,259
Provision for income taxes	97	671	404	1,097

Income before preferred stock dividends	$162	$1,369	$658	$2,162
Preferred stock dividends	20	62	140	124

Net income applicable to common shares	$141	$1,307	$518	$2,038

Earnings per share:
Basic	$0.02	$0.19	$0.08	$0.30

Diluted	$0.02	$0.19	$0.08	$0.29

Weighted average shares:
Basic	6,552,607	6,785,506	6,124,728	6,784,051

Diluted	6,662,100	6,995,086	6,208,273	6,932,307

Performance Ratios:
Net interest margin	3.69%	3.39%	3.54%	3.31%
Return on average assets	0.10	0.60	0.19	0.50
Return on average equity	1.22	9.57	2.20	7.53
Noninterest income to average assets	0.40	2.38	0.40	2.16
Noninterest expense to average assets	3.03	4.20	2.88	4.05

	At June 30,	At December 31,	At June 30,
	2002	2002	2003

Balance Sheet Data:
Total assets	$637,965	$756,066	$921,813
Loans held for investment, net	479,833	543,192	618,634
Mortgage loans held for sale	—	54,674	106,602
Total deposits	525,002	664,910	767,445
Shareholders’ equity	47,003	52,964	55,120
Book value per common share (basic)	6.99	7.09	7.39
Book value per common share (diluted)	6.90	6.99	7.17

      When the actual results of operations for the period ended are reported in our Form 10-Q for the quarter ended June 30, 2003, it is possible the results may vary from the amounts set forth above.

      On April 25, 2003, we announced that we expected earnings of $0.48 per diluted share for the fiscal year ending December 31, 2003. As disclosed on July 15, 2003, we now estimate that our earnings per diluted share for the fiscal year ending December 31, 2003 will approach $0.60. This estimate is based on the accelerated trends in revenues and earnings we experienced during the three month period ended June 30, 2003. In providing this revised guidance, we emphasized that our wholesale residential mortgage banking division, which has accounted for a significant portion of our revenues and earnings thus far during the fiscal year ending December 31, 2003, has been primarily dependent on refinancing transactions. Any substantial decrease in such transactions could have a negative impact on the earnings of the mortgage banking division. However, if the decrease in refinancing transactions is due primarily to higher interest rates, the negative impact on mortgage lending activity is expected to be partially offset by the benefits of improved margins from higher rates on our core loan portfolio. This information constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Risk Factors — Risks Related to Our Business,” and “Forward-Looking Statements.”

RISK FACTORS

      Before you invest in our common stock, you should understand that a high degree of risk is involved. Before you decide to purchase shares of our common stock, you should consider carefully the following risks described below and other information in this prospectus, including our financial statements and related notes, and in the documents to which we refer you under the heading “Incorporation of Documents by Reference” on page 89. The risks and uncertainties described below are not the only ones we face. There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. If any of these risks actually occur, our financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose part or all of your investment.

Risks Related to Our Business

General

Our operations are significantly affected by interest rate levels.

      Changes in interest rates can have differing effects on various aspects of our business, particularly in the areas of net interest income and mortgage loans originated and purchased.

      Net interest income. Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. Like most financial institutions, we are affected by changes in general interest rate levels, which are currently at historically low levels, and by other economic factors beyond our control. Interest rate risk can result from mismatches between the dollar amount of repricing or maturing assets and liabilities and from mismatches in the timing and rate at which our assets and liabilities reprice. We pursue an asset-liability management strategy designed to control our risk from changes in the market interest rates, given our current volume and mix of interest-bearing liabilities and interest-earning assets. However, if market interest rates remain at their present levels for a prolonged period of time or decline further, the cash flows from continued high levels of loan prepayments would be reinvested at lower yields while our cost of funds may remain relatively flat, resulting in a material adverse effect on our profitability. Although we believe our asset-liability management strategy will reduce the potential effects of changes in interest rates on our results of operations, this strategy may not always be successful. In addition, any substantial and prolonged increase in market interest rates could reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their credit costs since most of our loans have adjustable interest rates that reset periodically. Any of these events could adversely affect our results of operations or financial condition.

      Volume of mortgage loans originated and purchased. In periods of declining interest rates, such as have occurred recently, demand for mortgage loans typically increases, particularly for mortgage loans related to refinancing of existing loans. The refinancing of existing loans currently comprises approximately 75% of our loan volume. In periods of rising interest rates, demand for mortgage loans typically declines. Our income from our mortgage banking division would significantly decrease following a decline in demand for mortgage loans in the eastern United States, which is the area in which we originate and purchase the majority of our loans.

Our business strategy includes the continuation of significant growth plans, and if we fail to grow or fail to manage our growth effectively as we pursue our strategy, it could negatively affect our results of operations.

      We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

We must effectively manage our credit risk.

      Risks are inherent in making any loan, including risks related to:

•	the period of time over which the loan may be repaid;

•	changes in economic and industry conditions;

•	dealing with individual borrowers;

•	uncertainties as to the future value of collateral; and

•	nonpayment of loans.

      Although we attempt to minimize our credit exposure by carefully monitoring the concentration of our loans within specific industries and through prudent loan application approval procedures, we cannot assure you that such monitoring and procedures will reduce our lending risks. Moreover, as we expand our operations into new geographic markets, our credit administration and loan underwriting policies will be required to adapt to the local lending and economic environments of these new markets. We cannot assure you that our credit administration personnel, policies and procedures will adequately adapt to such new geographic markets.

Because we focus on commercial lending, our exposure to credit risk could adversely affect our earnings and financial condition.

      As of March 31, 2003, commercial loans totaled $173.2 million or 29.4% of our total loan portfolio. We generally invest a greater proportion of our assets in commercial loans than other banking institutions of our size, which typically invest a greater proportion of their assets in loans secured by single-family residences. Commercial loans generally involve a higher degree of credit risk than residential mortgage loans due, in part, to their larger average size and generally less readily-marketable collateral. Due to their size and the nature of their collateral, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations. In addition, unlike residential mortgage loans, commercial loans generally depend on the cash flow of the borrower’s business to service the debt. Furthermore, a significant portion of our loans is dependent for repayment largely on the liquidation of assets securing the loan, such as inventory and accounts receivable. These loans carry incrementally higher risk, since their repayment is often dependent solely on the financial performance of the borrower’s business. Our business plan calls for continued efforts to increase our assets invested in commercial loans. An increase in non-performing loans could cause operating losses, impaired liquidity and the erosion of our capital, and could have a material adverse effect on our business, financial condition or results of operations.

If the value of real estate in our core Florida markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

      The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. As of March 31, 2003, approximately 61.5% of our loans held for investment were secured by real estate. Of the commercial real estate loans in our portfolio, approximately $148.9 million represent properties owned and occupied by businesses to which we have extended loans and $183.9 million is secured by real estate held for investment by the borrower. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could have a material adverse effect on our provision for loan losses and our operating results and financial condition.

Our business is concentrated in Florida and a downturn in the economy of Florida or other events in Florida may adversely affect our business.

      Substantially all of our business is located in Florida. As a result, our financial condition and results of operations may be affected by changes in the Florida economy. A prolonged period of economic recession or other adverse economic conditions in Florida may result in an increase in nonpayment of loans and a decrease in collateral value. In addition, Florida Bank, N.A. presently generates all of its commercial real estate mortgage loans in Florida. Therefore, conditions of the Florida commercial real estate market could strongly influence the level of our bank’s non-performing loans and our results of operations and financial condition. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, and the availability of loans to potential purchasers. In addition, Florida historically has been vulnerable to certain natural disaster risks, such as floods, hurricanes and tornadoes, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact the ability of borrowers to repay loans made by the bank. The existence of adverse economic conditions, declines in real estate values or the occurrence of such natural disasters in Florida could have a material adverse effect on our business, future prospects, financial condition or results of operations.

If our allowance for loan losses is not sufficient to absorb actual losses, our financial condition and results of operations would be adversely affected.

      Experience in the banking industry indicates that a portion of our loans will become delinquent, some of which may only partially be repaid or may never be repaid at all. Despite our underwriting criteria, we sometimes experience losses for reasons or factors beyond our control. Some of these factors include changes in market conditions affecting the value of real estate or problems affecting the credit of the borrower. We determine the adequacy of our allowance for loan losses by considering various factors, including:

•	an analysis of the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific estimated fair value of the underlying collateral;

•	current economic conditions;

•	the view of our regulators; and

•	geographic and industry loan concentration.

Despite these considerations, however, our allowance for loan losses may not be adequate if delinquency levels were to increase as a result of adverse general economic conditions. We cannot assure you that our allowance for loan losses will be adequate to cover actual loan losses. We also cannot assure you that we will not experience significant losses in our loan portfolio. These losses may require significant increases to the allowance for loan losses in the future. Significant and unexpected additions to our allowance for loan losses would materially affect our financial condition or results of operations in that period.

Bank regulators may require us to increase our allowance for loan losses, which could have a negative effect on our financial condition and results of operations.

      Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to increase our allowance for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours.

Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

      Most of the loans in our loan portfolio were originated within the past three years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which is likely to be somewhat higher than current levels.

Until our portfolio becomes more seasoned, we must rely in part on the historical loan loss experience of other financial institutions and the experience of our management in determining our allowance for loan losses, and this may not be comparable to our loan portfolio.

      Because most of our loans in our loan portfolio were originated relatively recently, our loan portfolio does not provide an adequate history of loan losses for our management to rely upon in establishing our allowance for loan losses. When determining our allowance for loan losses, we must rely to a significant extent upon other financial institutions’ histories of loan losses and their allowance for loan losses, as well as our management’s estimates based on their experience in the banking industry. We cannot assure you that the history of loan losses and the reserving policies of other financial institutions and our management’s judgment will result in reserving policies that will be adequate for our business and operations or applicable to our loan portfolio.

We are dependent upon key personnel, including our local management teams.

      Our success depends to a significant extent upon certain key employees, the loss of whom could have an adverse effect on our business. Our key employees include Charles E. Hughes, Jr., our Chief Executive Officer and President, T. Edwin Stinson, Jr., our Chief Financial Officer, and Richard B. Kensler, our Chief Credit Officer. Although we have entered into employment agreements with each of these employees, we cannot assure you that we will be successful in retaining these key employees. We are also dependent on our local management teams. We have established relationships with well-trained local senior management and other employees. Our business strategy gives significant local decision-making authority to our senior officers and managers. We cannot assure you that we will be able to retain our current local senior officers or attract new qualified management personnel. Our inability to attract and/or retain qualified management personnel as we pursue our business strategy could have a material adverse effect on our financial condition and results of operations.

We compete for loans and deposits with many larger financial institutions that have substantially greater financial resources than us.

      Competition among financial institutions in Florida is intense. We primarily compete with the Florida operations of large out-of-state commercial banks and Florida-based regional commercial banks. In addition, we compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater financial resources, lending limits and larger branch networks than we do, and are able to offer a broader range of products and services than we can. Trends toward the consolidation of the banking industry may make it more difficult for smaller banks, such as us, to compete with large national and regional banking institutions. We cannot assure you that we will compete successfully against our competitors. Failure to compete effectively for deposit, loan and other banking customers in our markets could cause us to lose market share, slow our growth rate and may have an adverse effect on our financial condition and results of operations.

Our continued future profitability depends, to a significant extent, upon revenue we receive from our small to medium-sized business customers and their ability to meet their loan obligations.

      At March 31, 2003, a substantial majority of our loan portfolio was comprised of loans to our small to medium-sized business customers. For the three month period ended March 31, 2003, a significant portion of our total interest income was derived from small to medium-sized business customers. We expect that our future profitability will depend, to a significant extent, upon revenue we receive from small to medium-sized business customers, and their ability to continue to meet existing loan obligations. As a result, adverse economic conditions or other factors adversely affecting this market segment may have a greater adverse effect on us than on other financial institutions that have a more diversified customer base.

We may rely on Florida Bank, N.A. to fund our operations.

      We have no significant independent sources of revenue. From our inception to the present, our principal sources of funds have been capital received in our initial public offering, subsequent issuances of preferred stock and trust preferred securities and borrowings from our line of credit. In the future, we plan for cash dividends and other payments that we receive from Florida Bank, N.A. to serve as our principal source of funds to service indebtedness and to fund operations. The payment of dividends by our bank to us is subject to the prior approval of the OCC if the total of all dividends declared by the bank in any calendar year exceeds the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. In addition, federal law also prohibits a national bank from paying dividends if it is, or such dividend payments would cause it to become, undercapitalized. Our success and profitability is solely dependent on the success and profitability of our bank.

We compete in an industry that continually experiences technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

      The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to improving the ability to serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to enhance our product and service offering. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

      The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure against damage from physical break-ins, security breaches and other disruptive problems. In particular, our systems may be susceptible to attacks, break-ins and viruses launched from the Internet. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to protect customer transaction data. A failure of such security measures could have an adverse effect on our financial condition and results of operations.

Mortgage Division

Our wholesale residential mortgage banking division has a limited operating history and, as a result, the financial performance to date of this division may not be a reliable indicator of whether this business division will continue to be successful.

      We did not commence our wholesale residential mortgage banking operations until the fourth quarter of 2002. We have a very limited historical basis upon which to rely for gauging our business performance for this division under normalized operations. Also, the limited operating history of this division has coincided with a period of historically low interest rates, which has resulted in a significant volume of refinancing for residential mortgage loans. In periods of rising interest rates, demand for mortgage loans typically declines, which could cause a decrease in the income from our wholesale residential mortgage banking division. Accordingly, the financial performance of this division to date may not be representative of its long-term future performance or indicative of whether the mortgage division will continue to be successful.

Adjustments for loans held for sale may adversely affect our profits.

      In our financial statements we must value, on a quarterly basis, loans that we originate and classify as held for sale to the lower of their cost or market value. Depending on market conditions, we may be required to make adjustments that adversely affect our results of operations. Loans held for sale totaled $90.0 million at March 31, 2003. This amount will vary depending on loan production volume and our ability to sell or securitize our mortgage loans in the secondary market on a timely basis.

We may experience losses from the sale of our mortgage loans.

      The sale of mortgage loans may result in a loss to us. Losses may result primarily from several factors. We may originate or purchase a loan at a price (i.e., interest and discount) which may be higher or lower than we receive when the loan is sold in the secondary market. The borrower may default on the loan while we are holding it for sale resulting in the loan being sold at a greatly reduced price. The borrower may default on the loan shortly after the sale in the secondary market which would require us to repurchase the loan and sell it at a greatly reduced price. We may purchase a loan that has been fraudulently originated resulting in a total loss on the value of the loan. We may issue a commitment to a borrower at a certain interest rate and may commit to sell that same loan to an institutional investor for delivery at a future time for a stated price. If our borrower fails to close on the loan, we may have to a pay a fee or incur an expense for failure to deliver the loan as promised. All or any of these losses, if they were to occur on a large enough scale, could materially adversely affect our results of operations.

We have no contractual agreements with the brokers that originate a significant amount of our mortgage loans and the failure to maintain our relationships with these brokers could negatively affect our volume of loan originations.

      During the three months ended March 31, 2003, brokers and correspondents accounted for substantially all of the mortgage loans originated and purchased by us. None of these brokers or correspondents is contractually obligated to do business with us. Further, our competitors also have relationships with these brokers and correspondents and actively compete with us in an effort to expand their broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks.

      We originated and purchased loans from a total of 117 brokers and correspondents in the three months ended March 31, 2003. Approximately 25% of the loans we originated were provided to us by 5 of these brokers. Accordingly, if any of these principal brokers or correspondents ceased to do business with us, the volume of our loan originations and purchases, as well as our results of operations and financial condition, could be negatively affected.

Our mortgage business competes with many sources of mortgages that have substantially greater resources than us.

      Many sources of mortgages are available to potential borrowers today. These sources include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these alternative sources are substantially larger and have considerably greater financial, technical and marketing resources than we do. Additionally, many financial services organizations against whom we compete for business have formed national loan origination networks or have purchased home equity lenders. We compete for mortgage loan business in several ways, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of loan, loan origination fees and interest rates. If any of these competitors significantly expand their activities successfully in our target markets or if we fail to compete effectively with existing competition, our business could be materially adversely affected.

Risks Related to Our Industry

We are subject to significant government regulation.

      We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve System, or Federal Reserve, the Office of the Comptroller of the Currency, or OCC, and the Federal Deposit Insurance Corporation, or FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. Bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. In addition, future legislation and government policy, including with respect to bank deregulation and interstate expansion, could adversely affect the banking industry as a whole, including our results of operations. For example, new legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, obtain financings, attract deposits, make loans and achieve satisfactory interest spreads.

Legislation will change the way financial institutions conduct their business; we cannot predict the effect it will have upon us.

      The Gramm-Leach-Bliley Financial Modernization Act was signed into law on November 12, 1999. Among other things, the Financial Modernization Act repealed restrictions on banks affiliating with securities firms and insurance companies and permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking and insurance company portfolio investment activities. The Financial Modernization Act has increased the competition we face from larger banks and other companies. It is not possible to predict the full effect that the Financial Modernization Act or other future legislation will have on us or on our competitors.

Our business faces unpredictable economic conditions.

      General economic conditions impact the banking industry. The credit quality of our loan portfolio necessarily reflects, among other things, the general economic conditions in the areas in which we conduct our business. Our continued financial success depends in part on factors beyond our control, including:

•	national and local economic conditions;

•	the supply and demand for investable funds;

•	interest rates; and

•	federal, state and local laws affecting these matters.

      Substantial deterioration in any of the foregoing conditions could have a material adverse effect on our financial condition and results of operations. Our bank’s customer base is primarily commercial in nature, and our bank does not have a significant branch network or retail deposit base. In periods of economic downturn, business and commercial deposits may tend to be more volatile than traditional retail consumer deposits and, therefore, during these periods our financial condition and results of operations could be adversely affected to a greater degree than those competitors that have a larger retail customer base.

Risks Related to an Investment in Our Common Stock

We may need additional capital in the future and this capital may not be available when needed or at all.

      In the event the offering does not yield the proceeds initially anticipated, we may need to incur additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot assure you that such financing will be available to us on acceptable terms or at all. If we are unable to obtain additional financing after this offering, we may not have the resources available to fund our planned growth.

Future capital needs could result in dilution of your investment.

      Our board of directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Future sales of our common stock could depress the price of our common stock.

      Sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline. Upon completion of the offering and assuming the exchange and conversion of our preferred stock, we will have 9,288,935 outstanding shares of our common stock. Of these shares, approximately 7.6 million shares, including the shares sold in this offering, may be traded, without restriction, in the public market immediately after the offering is completed. Upon the expiration of lock-up agreements entered into by us, our directors and executive officers and certain other persons in connection with the offering, which will occur 180 days from the date of this prospectus, approximately 1.7 million additional shares will be eligible for sale in the public market, subject, in the case of our affiliates, to the volume restrictions of Rule 144.

We have not paid dividends in the past and we may be restricted in our ability to pay dividends to our shareholders.

      We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

      In addition, we are a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from Florida Bank, N.A. to fund any cash dividends we decided to pay to our shareholders. Payment of dividends by our bank to us would be subject to the prior approval of the OCC if the total of all dividends declared by the bank in any calendar year exceeds the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. In addition, federal law also prohibits a national bank from paying dividends if it is, or such dividend payments would cause it to become, undercapitalized. If our bank is restricted from paying cash dividends to us, we would likely not be able to pay cash dividends to our shareholders. Also, if we suspend payments relating to trust preferred securities issued by our trust subsidiaries, we will be prohibited from paying dividends on our common stock.

Anti-takeover provisions of our articles of incorporation, bylaws and Florida law may make it more difficult for you to receive a change in control premium.

      Our articles of incorporation contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions with interested persons, which are defined in the articles of incorporation as those persons who own greater than 5% or more of the shares of our stock entitled to vote in an election of directors, unless that transaction is approved by 75% of our board of directors. This approval is in addition to any other required approval of our board of directors or shareholders. In addition, our articles of incorporation provide for our board of directors to be classified into three classes, as nearly equal in number as possible. Directors are elected to serve for three year terms. Our articles of incorporation also contain provisions authorizing the board of directors to issue shares of preferred stock without the approval of our shareholders. The issuance of preferred stock by us could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us and could adversely affect the voting power or other rights of holders of our common stock. Our bylaws also contain provisions which: (1) authorize our board of directors to determine the precise number of members of the board and authorize either the board or the shareholders to fill vacancies on the board, (2) authorize any action required or permitted to be taken by our shareholders to be effected by consent in writing; and (3) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at any annual or special meeting of our shareholders.

      Any of these provisions may have the effect of impeding the acquisition of control of us by means of a tender offer, a proxy fight, open-market purchases or otherwise, without approval of such acquisition by our board of directors. These anti-takeover provisions may make it more difficult to remove our current board of directors and management. These provisions may also discourage bids of our common stock at a premium and cause the market price of our common stock to decline.

There are substantial regulatory limitations on changes of control.

      With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors of otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock in this offering.

Although publicly traded, the trading market in our common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market, and the price of our common stock due to this limited trading volume may fluctuate in the future.

      Although our common stock is listed for trading on the Nasdaq National Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

      The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

We have broad discretion to use the proceeds of this offering.

      We expect to use the net proceeds from this offering for the repayment of $7.5 million in outstanding indebtedness under our existing line of credit with SunTrust Bank, Atlanta, as well as for the growth of our business, the broadening of business lines and other general corporate purposes. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have a material adverse effect on our financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

      We and our representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in this prospectus our other filings with the Securities and Exchange Commission or in communications to our shareholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

      In some cases, we have identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. These forward-looking statements are based on our management’s current views and assumptions regarding future events, future business conditions and the outlook for us based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

      In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified in the “Risk Factors” section above important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

USE OF PROCEEDS

      We expect to receive net proceeds of approximately $22.3 million (or $25.8 million if the underwriters’ over-allotment option is fully exercised), after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

      We intend to use our net proceeds from this offering to repay $7.5 million in outstanding indebtedness under our existing line of credit with SunTrust Bank, Atlanta and for the growth of our business, the broadening of business lines and other general corporate purposes. Among other things, our net proceeds from the offering will allow us to increase our legal lending limit and finance the growth of our business. We may also use a portion of the proceeds for the opening of select banking locations, the expansion of our operations in our existing markets or acquisitions. However, we have no present understanding, agreement or definitive plans relating to any specific openings of any banking locations or acquisitions.

      The $7.5 million in indebtedness we intend to repay from the proceeds of the offering is due on July 31, 2004. The current rate of interest we pay on outstanding amounts under this line of credit is an adjustable rate based on the 1-month LIBOR plus 1.75%. As of June 30, 2003, this rate was 2.87%.

      Other than the repayment of indebtedness, we have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the remainder of the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

MARKET FOR OUR COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “FLBK.” The common stock began trading on the Nasdaq National Market on July 30, 1998. The following table sets forth for the periods indicated the quarterly high and low sales prices per share as reported by the Nasdaq National Market. Stock price data on the Nasdaq National Market reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low

Fiscal year ended December 31, 2001
First Quarter	$7.188	$5.250
Second Quarter	6.500	5.290
Third Quarter	6.400	5.550
Fourth Quarter	6.250	5.510
Fiscal year ended December 31, 2002
First Quarter	$8.900	$5.900
Second Quarter	9.640	7.410
Third Quarter	9.000	7.270
Fourth Quarter	8.968	7.580
Fiscal year ending December 31, 2003
First Quarter	$10.250	$8.310
Second Quarter	12.100	9.000
Third Quarter (through July 11, 2003)	12.380	11.560

      As of July 11, 2003, there were approximately 241 holders of record of the common stock.

DIVIDEND POLICY

      We have not declared or distributed any dividends to the holders of our common stock since our organization, and it is not likely that any cash dividends on the common stock will be declared for the foreseeable future. Our board of directors intends, for the foreseeable future, to follow a policy of retaining all of our earnings to finance operations and the expansion of our business. Also, if we suspend payments relating to trust preferred securities issued by our trust subsidiaries, we will be prohibited from paying dividends on our common stock.

      In addition, national banking laws and regulations of the OCC place restrictions on the ability of Florida Bank, N.A. to pay dividends to us, thus limiting our ability to pay dividends to our shareholders. Pursuant to 12 U.S.C. § 56, a national bank such as our bank may not pay dividends from its capital. In addition, no dividends may be made in an amount greater than a national bank’s undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits are further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its common capital, unless there has been transferred to surplus not less than one-tenth of the bank’s net income of the preceding two consecutive half year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, federal law also prohibits a national bank from paying dividends if it is, or such dividend payments would cause it to become, undercapitalized.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2003. Our capitalization is presented:

•	on an actual basis;

•	on a pro forma basis to reflect the exchange of the 50,000 shares of Series C preferred stock outstanding for Series D preferred stock, and the conversion of such Series D preferred stock into 500,000 shares of common stock, which we expect will occur in August 2003, subject to regulatory approval; and

•	on a pro forma as adjusted basis to reflect our application of the estimated net proceeds of approximately $22.3 million from the sale of 2,000,000 shares of common stock by us in the offering, at an assumed offering price of $12.26 per share, after deducting the estimated underwriting discounts and commissions, and estimated offering expenses of approximately $600,000.

      The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	March 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

Borrowings under line of credit(1)	$5,000,000	$5,000,000	—

Company obligated mandatorily redeemable preferred securities of subsidiary trusts	$16,503,668	$16,503,668	$16,503,668
Shareholders’ equity:
Series C preferred stock, $100.00 par value, 50,000 shares authorized, 50,000 shares issued and outstanding	5,000,000	—	—
Common stock, $0.01 par value; 30,000,000 shares authorized; 6,784,935, 7,284,935 and 9,284,935 shares issued and outstanding, respectively(2)(3)(4)	67,850	72,850	92,850
Additional paid-in capital	52,453,167	57,448,167	79,754,367
Accumulated deficit	(4,082,083)	(4,082,083)	(4,082,083)
Accumulated other comprehensive income, net of tax	327,453	327,453	327,453

Total capitalization	$70,270,055	70,270,055	$92,596,255

(1)	Borrowings outstanding as of March 31, 2003 included $5,000,000 outstanding under the SunTrust Bank, Atlanta line of credit. The total amount outstanding under the SunTrust Bank, Atlanta line of credit as of June 30, 2003 was $7,500,000.

(2)	Excludes 992,815 shares of common stock issuable upon the exercise of the outstanding stock options under our 1998 Stock Option Plan and Employee Stock Purchase Plan as of June 30, 2003, of which options to purchase 829,186 shares are immediately exercisable.

(3)	Before issuance of up to 300,000 shares of common stock pursuant to the underwriters’ over-allotment option.

(4)	Warrants to purchase 76,800 shares of common stock at an exercise price of $10.00 per share are also currently outstanding and expire on July 30, 2005.

SELECTED FINANCIAL DATA

      The following tables set forth our selected financial data for the periods indicated. Our selected financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 and for each of the years then ended are derived from our financial statements, which have been audited by Deloitte & Touche LLP, our independent auditors. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto, and financial and other information included elsewhere in this prospectus. Our selected financial data as of March 31, 2002 and 2003 and for the quarterly periods ended March 31, 2002 and 2003 are derived from unaudited consolidated condensed financial statements. In the opinion of management, these unaudited consolidated condensed financial statements include all adjustments necessary to present fairly the results of operations in conformity with generally accepted accounting principles.

      In the fourth quarter of 2002, we launched our wholesale residential mortgage banking division that is managed as a separate line of business. These mortgage operations significantly increased noninterest income and noninterest expense and significantly contributed to earnings in the year ended December 31, 2002 and in the three months ended March 31, 2003.

						At and for the
						three months
	At and for the year ended December 31,					ended March 31,

	1998(1)	1999	2000	2001	2002	2002	2003

	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$5,413	$11,142	$23,766	$31,380	$34,927	$8,008	$9,799
Interest expense	2,436	4,696	13,711	16,548	15,584	3,729	3,940
Net interest income	2,977	6,446	10,055	14,832	19,343	4,279	5,859
Provision for loan losses	629	1,610	1,912	1,889	3,026	380	889
Net interest income after provision for loan losses	2,348	4,836	8,143	12,943	16,317	3,899	4,970
Noninterest income	613	583	1,011	2,048	4,040	537	3,684
Noninterest expense(2)	7,903	8,342	10,886	13,693	18,005	3,633	7,435
Income (loss) before provision for income taxes and cumulative effect of change in accounting	(4,943)	(2,923)	(1,732)	1,298	2,352	803	1,219
Provision (benefit) for income taxes	(350)	(1,076)	(652)	490	885	307	426
Net income (loss)	(4,593)	(1,847)	(1,080)	808	1,467	496	793
Preferred stock dividends	—	—	—	250	140	120	61
Net income (loss) applicable to common shares	$(4,593)	$(1,847)	$(1,080)	$558	$1,327	$376	$731
Per Share Data:
Earnings (loss) per common share:
Basic	$(1.46)	$(0.32)	$(0.19)	$0.10	$0.21	$0.07	$0.11
Diluted	(1.46)	(0.32)	(0.19)	0.10	0.20	0.07	0.11
Book value per share at end of period	7.28	6.86	6.78	6.88	7.09	6.94	7.21
Tangible book value per share at end of period	7.28	6.86	6.78	6.88	7.09	6.94	7.21
Weighted average shares outstanding:
Basic	3,138	5,830	5,681	5,704	6,442	5,692	6,783
Diluted	3,138	5,830	5,682	5,706	6,531	5,709	6,895
Common Shares outstanding at end of period	5,853	5,854	5,930	5,678	6,768	6,768	6,785

						At and for the three
						months ended
	At and for the year ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

	(Dollars in thousands, except percentage data and ratios)
Balance Sheet Data:
Investment securities	$22,242	$28,511	$36,756	$38,886	$53,652	$49,246	$50,986
Loans, net of deferred loan fees	67,131	157,517	285,526	401,444	550,444	434,807	589,133
Mortgage loans held for sale	—	—	—	—	54,674	—	89,960
Allowance for loan losses	1,073	1,858	3,511	4,692	7,263	5,065	7,503
Earning assets	106,022	205,898	353,239	494,987	721,296	519,560	792,608
Total assets	113,566	218,163	372,797	522,323	756,066	552,501	840,057
Noninterest-bearing deposits	11,840	22,036	41,965	99,899	141,395	62,241	95,019
Total deposits	64,621	159,106	305,239	451,249	664,910	444,228	696,682
Other borrowed funds	5,718	18,279	26,035	14,210	14,576	12,731	14,461
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	—	—	—	5,819	16,473	5,790	16,503
Total shareholders’ equity	42,588	39,235	38,556	46,142	52,964	46,539	53,766
Performance Ratios:
Net interest margin(3)	4.28%	4.57%	3.58%	3.62%	3.33%	3.37%	3.23%
Efficiency ratio(4)	220.18	118.68	98.37	81.12	77.00	75.40	77.91
Return on average assets	(5.42)	(1.07)	(0.36)	0.13	0.22	0.28	0.38
Return on average equity	(16.54)	(3.12)	(2.83)	1.30	2.79	3.21	5.45
Noninterest income to average assets	0.70	0.31	0.34	0.48	0.66	0.40	1.92
Noninterest expense to average assets	9.34	4.48	3.68	3.18	2.95	2.73	3.88
Asset Quality Ratios:
Allowance for loan losses to total loans	1.60%	1.18%	1.23%	1.17%	1.32%	1.16%	1.27%
Non-performing loans to total loans(5)	2.80	1.46	1.44	0.36	0.25	0.83	0.26
Net charge-offs to average loans	0.09	0.80	0.12	0.21	0.09	0.00	0.11
Capital and Liquidity Ratios:
Total capital to risk-weighted assets	63.25%	18.19%	12.73%	12.70%	11.92%	11.79%	10.80%
Tier 1 capital to risk-weighted assets	61.59	17.29	11.58	11.63	10.78	10.74	9.75
Leverage ratio(6)	36.44	20.01	10.28	10.64	9.97	9.61	8.97
Average loans to average deposits	81.04	101.53	94.90	99.03	97.21	95.21	99.35
Average equity to average total assets	32.80	34.30	12.80	9.96	7.79	8.78	7.00

(1)	Florida Banks, Inc. was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa. On August 4, 1998, we completed our initial public offering and First National Bank of Tampa merged with and into Florida Bank No. 1, N.A., our wholly owned subsidiary, with the surviving entity being renamed Florida Bank, N.A. Shareholders of First National Bank of Tampa received 1,375,000 shares of our common stock in the merger. The merger was considered a reverse acquisition for accounting purposes, with Florida Bank,

N.A. identified as the accounting acquiror. The merger was accounted for as a purchase, but no goodwill was recorded in the merger and the financial statements of First National Bank of Tampa have become our historical financial statements.

(2)	Noninterest expense for 1998 includes a nonrecurring, noncash charge of $3,939,000, relating to the February 3, 1998 sale of common stock and warrants included in the units sold to accredited foreign investors and the February 11, 1998 sale of 297,000 shares of our common stock to 14 of our officers, directors and consultants.

(3)	Computed by dividing net interest income by average earning assets.

(4)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(5)	Non-performing loans includes nonaccrual loans, loans 90 days or more past due and still accruing, and other real estate owned.

(6)	Computed by dividing Tier 1 capital by average assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview of Our Operating Results

      Florida Banks, Inc. was formed in 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. We operate through our wholly owned banking subsidiary, Florida Bank, N.A., which was formed through the acquisition of First National Bank of Tampa in August 1998. During 1998 and 1999, in addition to our initial office in Tampa, we established five banking offices in key metropolitan markets in Florida.

      An important aspect of our growth strategy is the ability to service and effectively manage a large number of loans and deposit accounts in multiple markets in Florida. Accordingly, we created an operations infrastructure sufficient to support statewide lending and banking operations. We believe that our existing infrastructure allows us to grow our business both geographically and with respect to the size and number of loan and deposit accounts without substantial additional capital expenditures.

      Our historical financial results for fiscal 1998 to 2000 reflect the development of our company in its early stages, notably in connection with initial start-up costs and the raising and retention of capital to fund our planned growth. In 1998 and 1999 we incurred significant noninterest expenses for the start-up and infrastructure costs described above, while revenue items gradually increased as we began to originate loans and invest in other earning assets. In the fourth quarter of 2000, we achieved profitability as these costs were spread over a larger asset base. We have maintained profitability and asset growth throughout fiscal 2001 and 2002 and the first two quarters of 2003.

      In the fourth quarter of fiscal 2002, we launched our wholesale residential mortgage banking division that is managed as a separate line of business. These mortgage operations significantly increased noninterest income and noninterest expense and significantly contributed to earnings in fiscal 2002 and the first quarter of fiscal 2003.

      Our operating results have improved significantly over the past several years. The table below shows the annual growth rate of our net interest income, net income, assets, loans and deposits:

	At or for the		At or for the		At or for the		At or for the
	year ended	Annual	year ended	Annual	year ended	Annual	year ended	Annual
	December 31,	Growth	December 31,	Growth	December 31,	Growth	December 31,	Growth
	1999	Rate(1)	2000	Rate(1)	2001	Rate(1)	2002	Rate(1)

	(Dollars in thousands)
Net interest income	$6,446	115.1%	$10,055	56.0%	$14,832	47.5%	$19,343	30.4%
Net income (loss)	(1,847)	59.7%	(1,080)	41.5%	558	151.7%	1,327	137.8%
Total assets	218,163	92.1%	372,797	70.9%	522,323	40.1%	756,066	44.8%
Loans held for investment, net of deferred fees	157,517	48.5%	285,526	81.2%	401,444	40.6%	550,455	37.1%
Deposits	159,106	146.2%	305,239	91.8%	451,249	47.8%	664,910	47.3%

(1)	The annual growth rate with respect to period data is the percentage growth of the item in the period shown compared to the most recently completed prior period. The annual growth rate with respect to data as of a particular date is the percentage growth of the item at the date shown compared to the most recent prior date.

Business Segments

      Prior to October 1, 2002, we had only one reporting segment. In October, 2002, we started a mortgage banking division that is managed as a segment. Accordingly, beginning in 2002, we have two reporting segments, the commercial bank and the mortgage bank. Net interest income per segment is determined by including interest earned on loans and investments in that segment, less interest expense of deposits and borrowings used to support the earning assets of that segment. For more details on segment disclosures, see pages F-29 and F-40 of the notes to the consolidated financial statements. Our lines of business are defined as follows:

Commercial Bank

      Our commercial bank segment offers a wide array of financial services to its customers, including short and long-term commercial, consumer and mortgage loans, interest-bearing and noninterest-bearing deposit accounts, telephone and internet banking, Automated Clearing House and Electronic Funds Transfer, stored value cards and other specialized products and services. For the quarter ended March 31, 2003, the commercial bank segment accounted for 92.7% of net interest income, 25.1% of noninterest income, and 54.1% of noninterest expense. For the year ended December 31, 2002, the commercial bank segment accounted for 97.4% of net interest income, 66.5% of noninterest income, and 76.0% of noninterest expense. As this segment comprises the majority of our operations, the performance of this segment is described in the consolidated discussion of financial condition and results of operations below.

Mortgage Bank

      Our mortgage bank segment originates residential mortgage loans through a network of third party mortgage brokers and sells these loans on a wholesale basis into the secondary mortgage loan market. For the quarter ended March 31, 2003, the mortgage bank segment accounted for 10.2% of net interest income, 74.6% of noninterest income, and 31.9% of noninterest expense. For the year ended December 31, 2002, the mortgage bank segment accounted for 0.8% of net interest income, 33.5% of noninterest income, and 5.1% of noninterest expense. The mortgage bank originated approximately $98 million in mortgage loans during 2002 and sold approximately $44 million in mortgage loans during this same period. For the year ended December 31, 2002, this segment contributed $505,000 to income before income taxes, excluding any allocation of parent company costs.

Other

      This category includes our investment securities portfolio, capital, derivative instruments, liquidity and funding activities, risk management and certain other support activities not currently allocated to the aforementioned business segments.

      Information about reportable segments, and reconciliation of such information to the unaudited consolidated condensed financial statements as of and for the three-month period ended March 31, 2003 follows:

	Commercial	Mortgage		Intersegment	Consolidated
	Bank	Bank	Other	Eliminations	Total

	(Dollars in thousands)
Net interest income	$5,427	$596	$(164)	$—	$5,859
Noninterest income	925	2,749	10	—	3,684
Noninterest expense	4,019	2,369	1,047	—	7,435
Income (loss) before taxes	1,444	976	(1,202)	—	1,219
Total assets	747,046	91,167	71,040	(69,196)	840,057
Expenditures for additions to premises and equipment	229	28	122	—	257

      Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended December 31, 2002 follows:

	Commercial	Mortgage		Intersegment	Consolidated
	Bank	Bank	Other	Eliminations	Total

	(Dollars in thousands)
Net interest income	$18,841	$62	$338	$—	$19,343
Noninterest income	2,685	1,355	—	—	4,040
Noninterest expense	13,689	911	3,404	—	18,005
Income (loss) before taxes	4,913	505	(3,066)	—	2,352
Total assets	694,561	55,235	70,291	(64,021)	756,066
Expenditures for additions to premises and equipment	2,398	562	8	—	2,968

Results of Operations

Three months ended March 31, 2003 compared to the three months ended March 31, 2002

      Our net income applicable to common shares for the three months ended March 31, 2003 was $731,146, compared to $376,273 for the three months ended March 31, 2002. Basic and diluted income per common share for the first quarter of 2003 was $0.11 compared to $0.07 for the first quarter of 2002. The increase in net income can be attributed to increased net interest income and increased noninterest income, partially offset by an increase in the provision for loan losses and an increase in noninterest expense.

      The increase in net interest income of $1.6 million, or 37.2%, to $5.9 million for the first quarter of 2003 compared to $4.3 million for the first quarter of 2002, consists of an increase in interest income of $1.8 million, or 22.4%, and an increase in interest expense of $211,000, or 5.7%. The increase in interest income in the first quarter of 2003 is primarily attributable to an increase of $2.1 million in interest and fees on loans resulting from the growth in our loan portfolio, partially offset by decreases in interest income from investments and federal funds sold. The increase in interest expense resulted primarily from an increase of $249,000 in interest on deposits, partially offset by decreases in interest on repurchase agreements and borrowed funds. The increase in interest expense on deposits is primarily attributable to an increase in deposits, partially offset by a decrease in market interest rates on deposits. The decrease in interest expense on repurchase agreements and borrowed funds is primarily attributable to the decline in market interest rates on these instruments.

      The provision for loan losses charged to operations increased $509,000 to $889,000 for the first quarter of 2003 from $380,000 in the first quarter of 2002. This increase primarily reflects the growth of our overall loan portfolio in the first quarter of 2003 as compared to the first quarter of 2002. For a more detailed discussion of the provision for loan losses, see “— Analysis of Financial Condition — Allowance for Loan Losses and Net Charge-offs.”

      Noninterest income increased $3.1 million, or 586.0%, to $3.7 million for the three months ended March 31, 2003 from $537,000 for the three months ended March 31, 2002. The increase in noninterest income primarily resulted from gains on sale of mortgage loans of $2.3 million and mortgage loan processing fees of $478,000 for the three months ended March 31, 2003, compared to zero for these categories for the same period in 2002. These income categories relate to our wholesale mortgage division, which commenced operations in the fourth quarter of 2002. Due to the short time that this division has been in operation, and the substantial portion of its revenue attributable to mortgage refinance activity, we cannot assure you that the current levels of income or growth will continue in the future. Service fees on deposits increased $150,000, or 40.8%, to $518,000 for the three months ended March 31, 2003 from $368,000 for the three months ended March 31, 2002. This increase is primarily attributable to an increase in deposit accounts. Mortgage loan origination fees increased $90,000, or 97.8%, to $182,000 for the three months ended March 31, 2003 from $92,000 for the three months ended March 31, 2002. This increase is primarily attributable to increased volume in residential mortgage loans. Other noninterest income increased $158,000, or 207.0% to $234,000 for the three months ended March 31, 2003 from $76,000 for the three months ended March 31, 2002. The increase in other noninterest income is primarily attributable to increases in Automated Clearing House fees, and other non-deposit related service charges.

      Noninterest expense increased $3.8 million, or 105.0%, to $7.4 million for the three months ended March 31, 2003 compared to $3.6 million for the three-month period ended March 31, 2002. The increase in noninterest expense resulted primarily from increases in salaries and benefits, dividends on preferred securities of subsidiary trusts, and other expenses. Salaries and benefits expenses increased $2.9 million, or 133.6%, to $5.1 million for the three months ended March 31, 2003 compared to $2.2 million for the three months ended March 31, 2002. This increase is primarily the result of additional staff associated with the overall growth of our business and with the addition of the wholesale mortgage division. Commissions associated with loan volume originated by our mortgage banking division totaled $322,000, or 6.3%, of our total salary and benefits for the three months ended March 31, 2003. Dividends on preferred securities of subsidiary trusts increased $139,000, or 167.5%, to $222,000 for the three months ended March 31, 2003, compared to $83,000 for the three months ended March 31, 2002. This increase was due to an increase in the amount of these securities outstanding from $5.8 million to $16.5 million. Other expenses increased $513,000, or 73.5%, to $1.2 million for the three months ended March 31, 2003 compared to $698,000 for the three months ended March 31, 2002. This increase is primarily attributed to the expenses associated with supporting operations related to our overall growth. Specific operational expenses that increased include communications, recruitment expenses and postage/courier expenses.

      A provision for income taxes of $426,000 was recognized for the three months ended March 31, 2003 compared to $307,000 for the same period in 2002. These provisions for income taxes represent an estimated effective annual tax rate of approximately 35% and 38% respectively.

      Total assets at March 31, 2003 were $840.1 million, an increase of $84.0 million, or 11.1%, from $756.1 million at December 31, 2002. The increase in total assets primarily resulted from the growth in loans outstanding and mortgage loans held for sale that were funded by new deposit growth and other borrowed funds. Total investment securities decreased $2.7 million, or 5.0%, to $51.0 million at March 31, 2003 as compared to $53.7 million at December 31, 2002. Federal funds sold remained consistent at $62.5 million at both March 31, 2003 and December 31, 2002. Other assets increased $10.6 million to $11.0 million at March 31, 2003 from $344,000 at December 31, 2002. This increase in other assets results principally from a $10 million investment in bank owned life insurance for certain of our executives.

      Loans held for investment increased $38.8 million, or 7.0%, to $589.8 million at March 31, 2003, from $551.0 million at December 31, 2002. Mortgage loans held for sale increased $35.3 million, or 64.5%, to $90.0 million at March 31, 2003 from $54.7 million at December 31, 2002. These increases in loans were funded by increases in depository accounts, repurchase agreements sold and other borrowings. The allowance for loan losses increased $240,000, or 3.3%, during the first three months of 2003. The increase resulted from net charge-offs of loans of $649,000, plus additional provisions of $889,000 during that period. The allowance for loan losses as a percentage of total loans held for investment was 1.27% at March 31, 2003 and 1.32% at December 31, 2002. Management believes that such allowance for loan losses is sufficient to cover estimated losses in our bank’s loan portfolio.

      Deposits increased $31.8 million, or 4.8%, to $696.7 million at March 31, 2003 from $664.9 million at December 31, 2002. The increase in total deposits primarily resulted from an increase of $46.3 million, or 14.7%, in time deposits of $100,000 and over, combined with an increase of $17.7 million, or 25.3%, in other time deposits. Time deposits often fluctuate in response to interest rate changes and can vary rather significantly on a quarterly basis. The increase in time deposits of $100,000 and over resulted primarily from an increase in brokered deposits. Noninterest-bearing deposits decreased $46.4 million, or 32.8%. This is a result of the transfer of funds into demand deposit accounts that were previously invested in repurchase agreements sold. This transfer is related to certain of our customer’s intangible tax strategy. These funds flowed back into repurchase agreements after year-end, as can be seen by comparing the relative balances of demand deposits and repurchase agreements sold at March 31, 2003 and

December 31, 2002. Savings deposits decreased $5.5 million, or 8.2%. Money market accounts increased $5.9 million or 30.7%. Growth in money market accounts are primarily attributable to continued expansion of our customer base as a result of ongoing marketing activities.

      Repurchase agreements sold increased $46.7 million, or 1,002.7%, to $51.3 million at March 31, 2003 from $4.7 million at December 31, 2002, for reasons discussed in the previous paragraph, together with continued expansion of our customer base. Other borrowed funds increased $4.5 million, or 45.8%, to $14.5 million at March 31, 2003 from $9.9 million at December 31, 2002. This increase is primarily attributable to borrowings of $5.0 million under a revolving line of credit with SunTrust Bank, Atlanta, which was used as additional capital for our bank. Accrued interest payable increased $247,000, or 10.3%, to $2.6 million at March 31, 2003 from $2.4 million at December 31, 2002. This increase is due primarily to an increase in interest-bearing deposits and other interest-bearing liabilities highlighted herein.

      Accounts payable and accrued expenses decreased $64,000, or 1.3%, to $4.7 million at March 31, 2003 from $4.8 million at December 31, 2002.

      Shareholders’ equity increased by $803,000 to $53.8 million at March 31, 2003, from $53.0 million at December 31, 2002. This increase is the result of net income for the first three months of 2003 of $793,000, combined with the issue of stock under our Employee Stock Purchase Plan of $102,000 and the issue of stock related to exercise of options and issue of stock grants of $75,000. These increases were partially offset by a decrease in other comprehensive income related to an unrealized gain in our bond portfolio of $156,000 and the recording of offering expenses of the Series C preferred stock issuance to additional paid-in capital of $11,000.

      Nonaccrual loans were $855,000 at March 31, 2003, a decrease of $680,000, or 79.5%, compared to the balance of $1.5 million at December 31, 2002. These loans were reclassified under our policy of transferring loans to nonaccrual status when they become more than 90 days past due on either principal or interest. We believe the specific reserves placed against these loans are adequate and payment is being sought from secondary sources, such as the sale of collateral.

Year ended December 31, 2002 compared to year ended December 31, 2001

      We reported net income of $1.5 million and net income applicable to common shareholders of $1.3 million for fiscal 2002, compared to net income of $808,000 and net income applicable to common shareholders of $558,000 for fiscal 2001. Basic earnings per common share were $0.21 and $0.10 for the years ended December 31, 2002 and 2001, respectively. Diluted earnings per common share were $0.20 and $0.10 for the years ended December 31, 2002 and 2001, respectively. Diluted earnings per common share reflects the dilutive effect of outstanding options.

      The increase in our net income in 2002, compared to 2001, was primarily attributable to an increase in net interest income and an increase in noninterest income, partially offset by an increase in noninterest expenses. Net interest income increased to $19.3 million in 2002 from $14.8 million in 2001, an increase of 30.4%. The provision for loan losses increased 60.1% to $3.0 million in 2002, from $1.9 million in 2001. Noninterest income increased 97.3% to $4.0 million in 2002 from $2.0 million in 2001. Noninterest expense increased to $18.0 million in 2002 from $13.7 million in 2001, an increase of 31.5%. We recorded a provision for income taxes in 2002 of $885,000, compared to $490,000 in 2001.

      Total assets at December 31, 2002 were $756.1 million, an increase of $233.7 million, or 44.7%, over the prior year. Total loans held for investment increased 37.1% to $550.9 million at December 31, 2002, from $401.7 million at December 31, 2001. Total deposits increased $213.7 million, or 47.4%, to $664.9 million at December 31, 2002 from $451.2 million at December 31, 2001. Shareholders’ equity increased to $53.0 million at December 31, 2002 from $46.1 million at December 31, 2001, an increase of 15.0%. These increases were primarily attributable to the establishment of the wholesale residential mortgage division in the fourth quarter of 2002 and the West Palm Beach loan production office, together with the maturity of our locations in our other markets and continued successful implementation of our long-term strategies, as more fully discussed in “Business.”

      Our earnings performance is reflected in the calculations of net income as a percentage of average total assets (Return on average assets) and net income as a percentage of average shareholders’ equity (Return on average equity). Return on average assets and return on average equity are computed using net income applicable to common shares. During 2002, the return on average assets and return on average equity were 0.22% and 2.79% respectively, compared to 0.13% and 1.30%, respectively, for 2001. Our ratio of total equity to total assets decreased to 7.01% at December 31, 2002 from 8.83% at December 31, 2001, primarily as a result of growth from branch operations.

Year ended December 31, 2001 compared to year ended December 31, 2000

      Our income for fiscal 2001 was $808,000 compared to a net loss of $1.1 million for fiscal 2000. Basic earnings (loss) per common share were $0.10 and ($0.19) for the years ended December 31, 2001 and 2000, respectively. Diluted earnings (loss) per common share were $0.10 and ($0.19) for the years ended December 31, 2001 and 2000, respectively. Diluted earnings per common share reflects the dilutive effect of outstanding options.

      The improvement in our net income in 2001, compared to a net loss in 2000, was primarily attributable to an increase in net interest income and an increase in noninterest income, partially offset by an increase in noninterest expenses. Net interest income increased to $14.8 million in 2001 from $10.0 million in 2000, an increase of 48.0%. The provision for loan losses decreased 1.2% to $1.9 million in 2001, from $1.9 million in 2000. Noninterest income increased 102.5% to $2.0 million in 2001 from $1.0 million in 2000. Noninterest expense increased to $13.7 million in 2001 from $10.9 million in 2000, an increase of 25.7%. We recorded a provision for income taxes in 2001 of $490,000, compared to a benefit for income taxes of $652,000 in 2000.

      Total assets at December 31, 2001 were $522.3 million, an increase of $149.5 million, or 40.1%, over the prior year. Total loans increased 40.6% to $401.4 million at December 31, 2001, from $285.5 million at December 31, 2000. Total deposits increased $146.0 million, or 47.8%, to $451.2 million at December 31, 2001 from $305.2 million at December 31, 2000. Shareholders’ equity increased to $46.1 million at December 31, 2001 from $38.6 million at December 31, 2000, an increase of 19.4%. These increases were primarily attributable to the conversion of our Ocala office to a full service branch in its first full year of operations, together with the maturity of our locations in our other markets and continued successful implementation of our long-term strategies, as more fully discussed in “Business.”

      During 2001, our return on average assets and return on average equity were 0.13% and 1.30% respectively, compared to (0.36%) and (2.83%), respectively, for 2000. Our ratio of total equity to total assets decreased to 8.83% at December 31, 2001 from 10.3% at December 31, 2000, primarily as a result of growth from branch operations.

Net Interest Income

      Net interest income is the principal component of a commercial bank’s income stream and represents the difference or spread between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. We had no investments in tax-exempt securities during 2002, 2001 and 2000. Accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

      Net interest income increased 30.4% to $19.3 million in 2002 from $14.8 million in 2001. This increase is attributable to growth in loan volume due to ongoing branch operations, new loan production office operations, and the new wholesale mortgage operation. These increases were partially offset by the growth in time deposits, repurchase agreements and other borrowed funds. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin decreased 29 basis points to 3.33% in 2002 on average earning assets of $581.0 million from 3.62% in 2001 on average earning assets of $409.8 million. This decrease was primarily due to the fact that the average yield on earning assets decreased slightly more than the average rates on interest-bearing liabilities decreased. There was an 170 basis point decrease in the average yield on earning assets to 5.96% in 2002 from 7.66% in 2001 and a 162 basis point decrease in the average rate paid on interest-bearing liabilities to 3.25% in 2002 from 4.87% in 2001. The decreased yield on earning assets was primarily the result of lower market rates on loans and investment securities, prompted by a decrease in the Prime Rate during November 2002, from 4.75% to 4.25%, combined with ongoing weakness in other loan indices, including LIBOR (London Inter-Bank Offered Rate) and various mortgage rate indices. The decrease in the average cost of interest-bearing liabilities is attributable to decreases in market rates on interest-bearing demand deposits, savings and time deposits, money market accounts and other borrowed funds.

      Net interest income increased 46.5% to $14.8 million in 2001 from $10.1 million in 2000. This increase is attributable to growth in loan volume due to new branch operations, and is partially offset by the growth in time deposits, repurchase agreements and other borrowed funds. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin increased 4 basis points to 3.62% in 2001 on average earning assets of $409.8 million from 3.58% in 2000 on average earning assets of $280.8 million. This increase was primarily due to the fact that the average rates paid on interest bearing liabilities decreased more than the average yield on earning assets decreased. There was an 80 basis point decrease in the average yield on earning assets to 7.66% in 2001 from 8.46% in 2000 and a 115 basis point decrease in the average rate paid on interest-bearing liabilities to 4.87% in 2001 from 6.02% in 2000. The decreased yield on earning assets was primarily the result of lower market rates on loans and investment securities, prompted by eleven decreases in the Prime Rate during 2001, from 9.50% to 4.75%. The decrease in the average cost of interest-bearing liabilities is attributable to decreases in market rates on interest-bearing demand deposits, savings and time deposits, money market accounts and other borrowed funds.

      The net interest spread decreased to 2.71% in 2002 from 2.79% in 2001, as the yield on average earning assets decreased 170 basis points while the cost of interest-bearing liabilities decreased 162 basis points. The net interest spread measures the absolute difference between the yield on average earning assets and the rate paid on average interest-bearing sources of funds. The net interest spread eliminates the impact of noninterest-bearing funds and gives a direct perspective on the effect of market interest rate movements. This measurement allows management to evaluate the variance in market rates and adjust rates or terms as needed to maximize spreads.

      The net interest spread increased 35 basis points to 2.79% in 2001 from 2.44% in 2000, as the yield on average earning assets decreased 80 basis points while the cost of interest-bearing liabilities decreased 115 basis points.

      During recent years, the net interest margins and net interest spreads have been under pressure, due in part to intense competition for funds with non-bank institutions and changing regulatory supervision for some financial intermediaries. The pressure was not unique to us and was experienced by the banking industry nationwide.

      To counter potential declines in the net interest margin and the interest rate risk inherent in our balance sheet, we adjust the rates and terms of our interest-bearing liabilities in response to general market rate changes and the competitive environment. We monitor federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. We will continue to manage our balance sheet and our interest rate risk based on changing market interest rate conditions.

Rate/Volume Analysis of Net Interest Income

      The table below presents the changes in interest income and interest expense attributable to volume and rate changes between the first quarters of 2002 and 2003, between 2001 and 2002 and between 2000 and 2001. The effect of a change in average balance has been determined by applying the average rate in

2003, 2002, 2001 and 2000 to the change in average balance from 2000 to 2001 to 2002 to 2003, respectively. The effect of change in rate has been determined by applying the average balance in 2003, 2002, 2001 and 2000 to the change in the average rate from 2000 to 2001 to 2002 to 2003, respectively. The net change attributable to the combined impact of the volume and rate has been allocated to both components in proportion to the relationship of the absolute dollar amounts of the change in each.

	Year Ended December 31, 2002			Year Ended December 31, 2001			Three Months Ended
	Compared With			Compared With			March 31, 2003 Compared With
	December 31, 2001			December 31, 2000			March 31, 2002
	Increase/Decrease Due To:			Increase/Decrease Due To:			Increase/Decrease Due To:

	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total

	(Dollars in thousands)
Interest earned on:
Taxable securities	$267	$(681)	$(414)	$281	$(105)	$176	$106	$(273)	$(167)
Federal Funds sold	511	(713)	(202)	65	(461)	(396)	(31)	(34)	(65)
Net loans	11,669	(7,508)	4,161	10,416	(2,797)	7,619	3,147	(1,092)	2,055
Repurchase agreements	287	(250)	37	215	—	215	(10)	(20)	(30)

Total earning assets	12,734	(9,152)	3,582	10,977	(3,363)	7,614	3,212	(1,419)	1,793

Interest paid on:
Money-market and interest-bearing demand deposits	424	(80)	344	147	1	148	178	(4)	174
Savings deposits	650	(1,206)	(556)	859	(985)	(126)	(50)	(122)	(172)
Time deposits	5,221	(5,300)	(79)	4,392	(1,859)	2,533	1,087	(837)	250
Repurchase agreements	149	(852)	(703)	1,124	(823)	301	17	(43)	(26)
Other borrowed funds	133	(68)	65	46	(65)	(19)	(4)	(8)	(12)

Total interest-bearing liabilities	6,577	(7,506)	(929)	6,568	(3,731)	2,837	1,228	(1,014)	214

Net interest income	$6,157	$(1,646)	$4,511	$4,409	$368	$4,777	$1,984	$(405)	$1,579

      The following tables set forth, for the periods indicated, certain information related to our average balance sheet, our yields on average earning assets and our average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

	Three Months Ended March 31,

	2002			2003

	Average	Revenue/		Average	Revenue/
	Balance	Expense(1)	Yield/Rate	Balance	Expense(1)	Yield/Rate

	(Dollars in thousands, except percentage data)
ASSETS:
Total loans(1)	$417,533	$7,230	6.93%	$631,170	$9,285	5.88%
Investment securities(2)	39,789	575	5.78	53,782	409	3.04
Federal Funds sold and other investments	50,771	207	1.63	40,445	112	1.11

Total earning assets	508,093	8,012	6.31%	725,397	9,806	5.41%

Cash and due from banks	16,750			27,497
Premises and equipment, net	3,341			5,541
Other assets, net	9,700			15,120
Allowance for loan losses	(4,827)			(7,214)

Total assets(3)	$533,057			$766,341

LIABILITIES:
Interest-bearing transaction accounts	$23,118	$80	1.38%	$76,914	$253	1.32%
Savings deposits	82,283	451	2.19	69,943	280	1.60
Time deposits	268,423	2,959	4.41	405,739	3,208	3.16
Repurchase agreements sold	37,224	126	1.36	45,496	101	0.89
Other borrowed funds	9,416	117	4.98	9,000	105	4.65

Total interest bearing liabilities	420,464	3,733	3.55%	607,092	3,947	2.60%

Demand deposits	55,308			82,080
Accrued interest and other liabilities	10,459			23,508
Shareholders’ equity	46,826			53,661

Total liabilities and shareholders’ equity	$533,057			$766,341

Net interest income		$4,279			$5,859

Net interest spread			2.76%			2.81%
Net interest margin			3.37%			3.23%

(1)	Average loans include mortgage loans held for sale and nonaccrual loans. At March 31, 2003, $855,000 of loans were accounted for on a nonaccrual basis. All loans and deposits are domestic.

(2)	Stated at amortized cost. Does not reflect unrealized gains or losses. All securities are taxable. We have no trading account securities.

(3)	All yields are considered taxable equivalent because we have no tax exempt assets.

	Year Ended December 31,

	2000			2001			2002

	Average	Revenue/	Yield/	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate

	(Dollars in thousands, except percentage data)
ASSETS:
Total loans(1)	$224,317	$20,073	8.95%	$340,778	$27,692	8.13%	$484,132	$31,853	6.58%
Investment securities(2)	37,416	2,477	6.62	39,297	2,653	6.75	43,264	2,239	5.18
Federal Funds sold and other investments	19,084	1,216	5.53	29,746	1,035	3.48	53,623	835	1.56

Total earning assets	280,817	23,766	8.46%	409,821	31,380	7.66%	581,019	34,927	5.96%

Cash and due from banks	9,311			12,598			20,169
Premises and equipment, net	2,805			3,355			4,382
Other assets, net	5,675			7,833			9,750
Allowance for loan losses	(2,676)			(4,046)			(5,747)

Total assets(3)	$295,932			$429,561			$609,573

LIABILITIES:
Interest-bearing transaction accounts	$11,641	219	1.58%	$19,439	366	1.89%	$41,817	710	1.70%
Savings deposits	38,101	2,092	5.49	54,602	2,034	3.72	72,145	1,443	2.00
Time deposits	156,150	10,083	6.46	223,905	12,548	5.60	317,305	12,469	3.93
Repurchase agreements sold	14,956	903	6.04	33,568	1,205	3.59	37,726	502	1.33
Other borrowed funds	6,824	414	6.07	7,585	395	5.21	10,143	406	4.54

Total interest-bearing liabilities	227,672	13,711	6.02%	339,099	16,548	4.87%	479,136	15,584	3.25%

Demand deposits	27,677			44,038			66,769
Accrued interest and other liabilities	2,343			3,415			16,180
Shareholders’ equity	38,240			43,009			47,488

Total liabilities and shareholders’ equity	$295,932			$429,561			$609,573

Net interest income		$10,055			$14,832			$19,343

Net interest spread			2.44%			2.79%			2.71%
Net interest margin			3.58%			3.62%			3.33%

(1)	Average loans include mortgage loans held for sale and nonaccrual loans. At December 31, 2002, $1.5 million of loans were accounted for on a nonaccrual basis. At December 31, 2001, $1.1 million of loans were accounted for on a nonaccrual basis. At December 31, 2000, $1.5 million of loans were accounted for on a nonaccrual basis. All loans and deposits are domestic.

(2)	Stated at amortized cost. Does not reflect unrealized gains or losses. All securities are taxable. We have no trading account securities.

(3)	All yields are considered taxable equivalent because we have no tax exempt assets.

     Provision for Loan Losses

      The provision for loan losses is the expense of providing an allowance or reserve for anticipated future losses on loans. The amount of the provision for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of loan portfolio quality, the value of loan collateral and general business and economic conditions.

      The provision for loan losses charged to operations increased $509,000 to $889,000 for the three months ended March 31, 2003 from $380,000 in the three months ended March 31, 2002. This increase primarily reflects growth of the overall loan portfolio in the first quarter of 2003 as compared to the first quarter of 2002.

      The provision for loan losses charged to operations for the year 2002 was $3.0 million. The provision for loan losses charged to operations in 2001 was $1.9 million, which was approximately the same amount as 2000. The increase in the provision from 2001 to 2002 was generally due to the increase in the amount of loans outstanding. In addition, in December 2002, a provision of approximately $450,000 was charged to establish a specific reserve for an overdraft related to one of our Automated Clearing House processors. This overdraft was charged off in the first quarter of 2003. For additional information regarding provision for loan losses, charge-offs and allowance for loan losses, see “— Analysis of Financial Condition — Asset Quality.”

     Noninterest Income

      The following table presents an analysis of the noninterest income for the periods indicated with respect to each major category of noninterest income:

						Three Months
	Year Ended December 31,					Ended March 31,
				% Change	% Change			% Change
	2000	2001	2002	2001-2000	2002-2001	2002	2003	2002-2003

	(Dollars in thousands,					(Dollars in
	except percentage data)					thousands, except
						percentage data)
Service fees	$705	$1,224	$1,719	73.5%	40.4%	$368	$518	40.8%
Gain on sale of commercial loans	—	104	43	N/A	(58.8)	—	2,272	N/A
Gain on sale of mortgage loans	—	—	1,093	N/A	N/A	—	478	N/A
Mortgage loan origination fees	56	235	805	320.8	242.5	93	182	97.8
Gain (loss) on sale of available for sale investment securities, net	10	74	(4)	649.9	N/A	—	—	—
Other	240	411	384	71.3	(6.6)	76	234	207.9

Total	$1,011	$2,048	$4,040	102.5%	97.3%	$537	$3,684	586.0%

      Noninterest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of the guaranteed portion of SBA loans, other real estate owned, and available for sale investments are included in noninterest income.

      Noninterest income increased 586.0%, or $3.1 million, to $3.7 million for the three months ended March 31, 2003 from $537,000 for the three months ended March 31, 2002. The increase in noninterest income primarily resulted from gains on sale of mortgage loans of $2.3 million and mortgage loan processing fees of $478,000 for the three months ended March 31, 2003, compared to zero for these categories for the same period in 2002. These income categories relate to our wholesale mortgage division, which commenced operations in the fourth quarter of 2002. Due to the short time that this division has been in operation, and the substantial portion of its revenue attributable to mortgage refinance activity, we cannot assure you that the current levels of income will continue in the future. Service fees on deposits increased $150,000, or 40.7%, to $518,000 for the three months ended March 31, 2003 from $368,000 for the three months ended March 31, 2002. This increase is primarily attributable to an increase in deposit accounts. Mortgage loan origination fees increased $90,000, or 97.0%, to $182,000 for the three months ended March 31, 2003 from $90,000 for the three months ended March 31, 2002. This increase is primarily attributable to increased volume in residential mortgage loans. Other noninterest income increased $158,000, or 207.0%, to $234,000 for the three months ended March 31, 2003 from $76,000 for the three months ended March 31, 2002. The increase in other noninterest income is primarily attributable to increases in Automated Clearing House fees, and other non-deposit related service charges.

      Noninterest income increased 97.3% to $4.0 million for the year 2002 from $2.0 million in 2001. This change resulted from an increase in the amount of service fees on deposit accounts, an increase in mortgage loan origination fees, and the income generated by the wholesale mortgage division, partially offset by a loss on the sale of investment securities held for sale, a smaller gain on sale of commercial loans, and lower other noninterest income. Service fees on deposit accounts increased 40.4% to $1.7 million in 2002 from $1.2 million in 2001 due to an increase in the volume of business and personal transaction accounts and increased volume in the number of services transacted for customers subject to service charges. Sale of available for sale securities resulted in a net loss of $4,000 in 2002, compared to a gain of $74,000 in 2001. Sale of commercial loans resulted in a gain of $43,000 in 2002, compared to $104,000 in 2001, a decrease of 58.8%. Gain on sale of mortgage loans in 2002 totaled $1.1 million. The wholesale mortgage division commenced operations in the fourth quarter of 2002. Mortgage loan origination fees increased 242.5% to $805,000 in 2002 compared to $235,000 in 2001. Other income, which includes various recurring noninterest income items such as debit card fees, decreased 6.6% to $384,000 in 2002 from $411,000 in 2001.

      Noninterest income increased 102.5% to $2.0 million in 2001 from $1.0 million in 2000. This change resulted from an increase in the amount of service fees on deposit accounts, a gain from the sale of loans, an increase in the net gain from the sale of available for sale securities, and an increase in other noninterest income. Service fees on deposit accounts increased 73.5% to $1.2 million in 2001 from $706,000 in 2000 due to an increase in the volume of business and personal transaction accounts and increased volume in the number of services transacted for customers subject to service charges. Sale of available for sale securities resulted in a net gain of $74,000 in 2001, compared to $10,000 in 2000, an increase of 649.9%. Sale of loans resulted in a gain of $104,000 in 2001, compared to zero in 2000. Mortgage loan origination fees increased 320.8% to $235,000 in 2001 from $56,000 in 2000. Other income, which includes various recurring noninterest income items such as debit card fees, increased 71.3% to $411,000 in 2001 from $240,000 in 2000.

     Noninterest Expense

      The following table presents an analysis of the noninterest expense for the periods indicated with respect to each major category of noninterest expense:

						Three Months
	Year Ended December 31,					Ended March 31,
				% Change	% Change			% Change
	2000	2001	2002	2001-2000	2002-2001	2002	2003	2002-2003

	(Dollars in thousands,					(Dollars in
	except percentage data)					thousands, except
						percentage data)
Salaries and benefits	$6,813	$8,761	$11,038	28.6%	26.0%	$2,189	$5,114	133.6%
Occupancy and equipment	1,528	1,786	2,106	16.9	17.9	466	629	34.7
Data processing	457	678	873	48.4	28.7	197	259	31.5
Dividends on preferred securities of subsidiary trusts	—	13	633	N/A	4,775.6	83	222	167.5
Other	2,088	2,455	3,355	17.6	36.7	698	1,211	73.5

Total	$10,886	$13,693	$18,005	25.8%	31.5%	$3,633	$7,435	104.7%

      Noninterest expense increased $3.8 million, or 105.0%, to $7.4 million for the three months ended March 31, 2003 compared to $3.6 million for the three months ended March 31, 2002. The increase in noninterest expense resulted primarily from increases in salaries and benefits, dividends on preferred securities of subsidiary trusts, and other expenses. Salaries and benefits expenses increased $2.9 million to

$5.1 million for the first quarter of 2003 compared to $2.2 million for the first quarter of 2002. This increase is primarily the result of additional staff associated with the overall growth of our business and with the addition of the wholesale mortgage division in the third quarter of 2002. Dividends on preferred securities of subsidiary trusts increased $139,000, or 167.6%, to $222,000 for the first quarter of 2003, compared to $83,000 for the first quarter of 2002. This increase was due to an increase in the amount of these securities outstanding. Other expenses increased $513,000, or 73.6%, to $1.2 million for the first quarter of 2003 compared to $698,000 for the first quarter of 2002. This increase is primarily attributed to the expenses associated with supporting operations related to our overall growth. Specific operational expenses which increased include communications, recruitment expenses and postage/courier expenses.

      Noninterest expense increased 31.5% to $18.0 million for the year 2002 from $13.7 million in 2001. These increases are primarily attributable to increases in personnel, occupancy, data processing and other expenses relating to the establishment of the wholesale mortgage division and the West Palm Beach loan production office, and increased dividends on preferred securities of our subsidiary trusts, together with increases in personnel and other expenses related to our overall growth. Salaries and benefits increased 26.0% to $11.0 million in 2002 from $8.8 million in 2001. This increase is primarily attributable to increases in the overall number of personnel, and additional employees related to the wholesale mortgage division. Occupancy and equipment expense increased 17.9% to $2.1 million in 2002 from $1.8 million in 2001, primarily as a result of the activities of the wholesale mortgage division, which began operations in the fourth quarter of 2002. Data processing expense increased 28.7% to $873,000 in 2002 from $678,000 in 2001, which is primarily attributable to the growth in loan and deposit transactions and the addition of new services. Dividends on preferred securities of our subsidiary trusts increased 4,775.6% to $633,000 in 2002 from $13,000 in 2001. This increase was due to an increase in the amount of such securities outstanding to $16.5 million at December 31, 2002 from $5.8 million at the prior year-end. Also, the securities outstanding at December 31, 2001 were issued on December 18, 2001, so only thirteen days’ interest accrued with respect to those securities in 2001. Other operating expenses increased 36.7% to $3.4 million in 2002 from $2.5 million in 2001. This increase is attributable primarily to an increase of $135,000 in other real estate owned expenses, an increase of $131,000 in audit, tax and accounting expense, an increase of $90,000 in communication expense and an increase of $89,000 in Automated Clearing House and bank service charge expense. These expenses are primarily attributable to opening of the wholesale residential mortgage division and an overall increase in the size and volume of business conducted by Florida Bank, N.A.

      Noninterest expense increased 25.8% to $13.7 million for the year 2001 from $10.9 million in 2000. These increases are primarily attributable to increases in personnel, occupancy, data processing and other expenses relating to conversion of our Ocala office to a full-service branch, the first full year of operation of our Ocala banking office, together with increases in personnel and expenses related to our overall growth. Salaries and benefits increased 28.6% to $8.8 million in 2001 from $6.8 million in 2000. This increase is primarily attributable to increases in the overall number of personnel, and additional employees related to our Ocala office. Occupancy and equipment expense increased 16.9% to $1.8 million in 2001 from $1.5 million in 2000, primarily as a result of the addition of our Ocala full-service branch, together with an increase in space for Florida Banks, Inc. Data processing expense increased 48.4% to $678,000 in 2001 from $457,000 in 2000, which is primarily attributable to the growth in loan and deposit transactions and the addition of new services. Other operating expenses increased 17.6% to $2.5 million in 2001 from $2.1 million in 2000. This increase is attributable primarily to an increase of $104,000 in postage and courier expenses, an increase of $37,000 in communications expense and an increase of $45,000 in legal fees. These expenses are primarily attributable to opening of new banking offices and an overall increase in the size and volume of business conducted by Florida Bank, N.A.

     Provision for Income Taxes

      A provision for income taxes of $426,000 was recognized for the first quarter of 2003 compared to $307,000 for the same period in 2002. These provisions for income taxes represent an estimated effective annual tax rate of approximately 35% and 38% respectively.

      The provision for income taxes was $885,000 for the year 2002, compared to $490,000 for 2001. The effective tax rate for 2002 and 2001 was 37.6%. We paid no income taxes during 2002 and 2001 due to the availability of net operating loss carryforwards.

      The provision for income taxes was $490,000 for the year 2001, compared to a benefit of $652,000 for 2000. The effective tax rate for 2001 and 2000 was 37.6%. We paid no income taxes during 2001 and 2000 due to the availability of net operating loss carryforwards.

      Certain income and expense items are recognized in different periods for financial reporting purposes and for income tax return purposes. Deferred income tax assets and liabilities reflect the differences between the values of certain assets and liabilities for financial reporting purposes and for income tax purposes, computed at the current tax rates. Deferred income tax expense is computed as the change in our deferred tax assets, net of deferred tax liabilities and the valuation allowance. Our deferred income tax assets consist principally of net operating loss carryforwards. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

      First National Bank of Tampa reported losses from operations each year from its inception in 1988 through 1994. These losses primarily resulted from loan losses and high overhead costs. Management of First National Bank of Tampa was replaced during 1992 and additional capital of $1.6 million was raised through a private placement of common stock during 1993. Largely as a result of these changes, First National Bank of Tampa became profitable in 1995. In order to reflect this fresh start, the bank elected to restructure its capital accounts through a quasi-reorganization. A quasi-reorganization is an accounting procedure that allows a company to restructure its capital accounts to remove an accumulated deficit without undergoing a legal reorganization. Accordingly, First National Bank of Tampa charged against additional paid-in capital its accumulated deficit of $8.1 million at December 31, 1995. As a result of the quasi-reorganization, the future benefit from the utilization of the net operating loss carryforwards generated prior to the date of the quasi-reorganization was required to be accounted for as an increase to additional paid-in capital. Such benefits are not considered to have resulted from First National Bank of Tampa’s results of operations subsequent to the quasi-reorganization.

      As of December 31, 2002, we had approximately $4.6 million in net operating loss carryforwards available to reduce future taxable earnings, which resulted in net deferred tax assets of $3.9 million. These net operating loss carryforwards will expire in varying amounts in the years 2006 through 2018 unless fully utilized by us. Based on management’s estimate of future earnings and the expiration dates of the net operating loss carry forwards as of December 31, 2001 and 2002, it was determined that it is more likely than not that the benefit of the deferred tax assets will be realized.

      The following table presents the components of net deferred tax assets:

	As of December 31,

	2000	2001	2002

	(Dollars in thousands)
Deferred tax assets	$4,779	$4,365	$4,436
Deferred tax liabilities	174	348	527
Valuation allowance	—	—	—

Net deferred tax assets	$4,605	$4,017	$3,909

      The utilization of the net operating loss carryforwards reduces the amount of the related deferred tax asset by the amount of such utilization at the current enacted tax rates. Other deferred tax items resulting in temporary differences in the recognition of income and expenses such as the allowance for loan losses, loan fees, accumulated depreciation and cash to accrual adjustments will fluctuate from year-to-year.

      As a result of our acquisition of First National Bank of Florida through the merger, we have the use of its net operating loss carryforwards. However, the portion of our net operating loss carryforwards that becomes usable each year is limited under provisions of Section 382 of the Internal Revenue Code relating to the change in control. The annual limitation is based upon the purchase price multiplied by the applicable long-term tax-exempt rate (as defined in the Internal Revenue Code) at the date of acquisition. Based upon the applicable long-term tax-exempt rate for December 1998 acquisitions, this annual limitation is approximately $700,000. Our management believes it is more likely than not that we will produce sufficient taxable income to allow us to fully utilize our net operating loss carryforwards prior to their expiration.

Analysis of Financial Condition

Earning Assets

      Average earning assets increased 19.0% to $725.4 million for the three months ended March 31, 2003, as compared to $609.6 million for the year ended December 31, 2002. During the first quarter of 2003, loans, including mortgage loans held for sale, net of deferred loan fees, represented 87.0% of average earning assets, investment securities comprised 7.4%, and Federal Funds sold and other investments comprised 5.6%. In the first quarter of 2003, growth in earning assets was funded primarily through an increase in total deposits due to expanded branch operations and the selling of additional brokered deposits.

      Average earning assets increased 41.8% to $581.0 million for the year 2002 from $409.8 million in 2001. During 2002, loans, net of deferred loan fees, represented 83.4% of average earning assets, investment securities comprised 7.4%, and federal funds sold and other investments comprised 9.2%. In 2001, loans, net of deferred loan fees, comprised 83.3% of average earning assets, investment securities comprised 9.5%, and Federal Funds sold and other investments comprised 7.2%. The change in the mix of earning assets is primarily attributable to the growth in our loan portfolio. We manage our securities portfolio and additional funds to minimize the effects of interest rate fluctuation risk and to provide liquidity.

      In 2002, growth in earning assets was funded primarily through an increase in total deposits due to expanded branch operations, the selling of additional brokered deposits, and the issuance of trust preferred securities.

Loan Portfolio

      Total loans held for investment increased $38.8 million, or 7.0%, to $589.8 million at March 31, 2003, from $551.0 million at December 31, 2002. Mortgage loans held for sale increased $35.3 million, or 64.5%, to $90.0 million at March 31, 2003 from $54.7 million at December 31, 2002. These increases in loans were funded by increases in depository accounts, repurchase agreements sold and other borrowings.

      Our total loans held for investment outstanding increased 37.1% to $550.5 million as of December 31, 2002 from $401.4 million as of December 31, 2001. Loan growth for 2002 was funded primarily through growth in average deposits. The growth in the loan portfolio primarily was a result of an increase in commercial and commercial real estate loans of $126.0 million, or 35.7%, from December 31, 2001 to December 31, 2002. Average total loans held for investment in 2002 were $484.1 million, $66.3 million less than the year-end balance of $550.4 million due to the increase in loan production for the third and fourth quarters of 2002. We engage in a full complement of lending activities, including commercial, real estate construction, real estate mortgage, home equity, installment, SBA and USDA guaranteed loans and credit card loans.

      The following table presents various categories of loans contained in our portfolio of loans held for investment for the periods indicated, the total amount of all loans for such periods, and the percentage of total loans represented by each category for such periods:

	As of December 31,										As of
											March 31,

	1998		1999		2000		2001		2002		2003

		% of		% of		% of		% of		% of		% of
Type of Loan	Balance	Total	Balance	Total	Balance	Total	Balance	Total	Balance	Total	Balance	Total

	(Dollars in thousands, except percentage data)
Commercial real estate	$25,326	37.6%	$69,261	43.9%	$158,654	55.6%	$210,373	52.4%	$313,120	56.8%	$336,271	57.0%
Commercial	33,103	49.2	68,991	43.8	102,391	35.8	142,911	35.6	166,122	30.2	173,184	29.4
Residential mortgage	6,047	9.0	10,846	6.9	9,796	3.4	22,309	5.6	23,080	4.2	30,063	5.1
Consumer	2,021	3.0	7,246	4.6	13,036	4.6	23,158	5.7	45,860	8.3	48,313	8.2
Credit cards and other	796	1.2	1,244	0.8	1,747	0.6	2,912	0.7	2,792	0.5	1,953	0.3

Total	67,293	100.0%	157,588	100.0%	285,624	100.0%	401,663	100.0%	550,974	100.0%	589,784	100.0%

Net deferred loan fees	(162)		(71)		(98)		(219)		(519)		(651)

Loans, net of deferred fees	67,131		157,517		285,526		401,444		550,455		589,133
Allowance for loan losses	(1,074)		(1,858)		(3,511)		(4,692)		(7,263)		(7,503)

Net loans held for investment	$66,057		$155,659		$282,015		$396,752		$543,192		$581,630

      Our only area of credit concentration is commercial and commercial real estate loans. We have not invested in loans to finance highly-leveraged transactions, such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. In addition, we had no foreign loans or loans to lesser developed countries as of December 31, 2002.

      While risk of loss in our loan portfolio is primarily tied to the credit quality of our borrowers, risk of loss may also increase due to factors beyond our control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in our real estate portfolio. Of our target areas of lending activities, commercial loans are generally considered to have greater risk than real estate loans or consumer loans. For this reason we seek to diversify our commercial loan portfolio by industry, geographic distribution and size of credits.

      From time to time, we have originated certain loans, which, because they exceeded our internally established or legal lending limit, were sold to other institutions. As a result of growth, we have an increased lending limit and have repurchased certain loan participations, thereby increasing earning assets. We also purchase participations from other institutions. When we purchase these participations, such loans are subjected to our underwriting standards as if we had originated the loan. Accordingly, our management does not believe that loan participations purchased from other institutions pose any greater risk of loss than loans that we originate.

      The repayment of loans in our loan portfolio as they mature is a source of liquidity for us. The following table sets forth the maturity of our loan portfolio held for investment within specified intervals as of March 31, 2003:

	Due in	Due After	Due After
Type of Loan	1 Year or Less	1 to 5 Years	5 Years	Total

	(Dollars in thousands)
Commercial real estate	$53,431	$171,168	$111,672	$336,271
Commercial	132,402	36,923	3,859	173,184
Residential mortgage	11,923	16,072	2,068	30,063
Consumer	6,742	40,440	1,131	48,313
Credit card and other loans	1,953	—	—	1,953

Total	$206,451	$264,603	$118,730	$589,784

      The following table presents the maturity distribution as of March 31, 2003 for loans with predetermined fixed interest rates and floating interest rates by various maturity periods:

	Due in	Due After	Due After
Interest Category	1 Year or Less	1 to 5 Years	5 Years	Total

	(Dollars in thousands)
Predetermined rate	$62,333	$149,275	$72,778	$284,386
Variable rate	144,118	115,328	45,952	305,398

Total	$206,451	$264,603	$118,730	$589,784

Asset Quality

      Nonaccrual loans were $855,000 at March 31, 2003, a decrease of $680,000, or 44.3%, compared to the balance of $1.5 million at December 31, 2002. These loans were reclassified under the bank’s policy of transferring loans to nonaccrual status when they become more than 90 days past due on either principal or interest. We believe the specific reserves placed against these loans are adequate, and payment is being sought from secondary sources, such as the sale of collateral.

      At December 31, 2002, $1.5 million of loans were accounted for on a nonaccrual basis as compared to $1.1 million at December 31, 2001. Included in the nonaccrual loans as of December 31, 2002 were $151,000 of SBA guaranteed loans compared to $681,000 at December 31, 2001. At December 31, 2002 and December 31, 2001, no loans past due 90 days or more were still accruing interest. At December 31, 2002, loans totaling $3.1 million were considered troubled debt restructurings, compared to $1.1 million at December 31, 2001. See “— Non-Performing Assets” below.

      We substantially reduced our SBA lending operations in 1998 due to the cost of maintaining this specialized lending practice and due to recent charge-offs in the unguaranteed portion of the SBA loans that were retained.

      As of March 31, 2003, there were no loans other than those disclosed above that were classified for regulatory purposes as doubtful or substandard which (1) represented or resulted from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represented material credits about which management is aware of any information, which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans other than those disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

Allowance for Loan Losses and Net Charge-offs

      The allowance for loan losses represents management’s estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. In its evaluation of the allowance and its adequacy, management considers loan growth, changes in the composition of the loan portfolio, the loan charge-off experience, the amount of past due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors. While it is our policy to provide for a full reserve or charge-off for loans in the period in which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

      An analysis of our loan loss experience is furnished in the following table for the periods indicated, as well as a detail of the allowance for loan losses:

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

	(Dollars in thousands, except percentage data)
Balance at beginning of period	$481	$1,073	$1,858	$3,511	$4,692	$4,692	$7,263
Charge-offs:
Commercial real estate	(39)	—	(4)	(400)	—	—	—
Commercial	(16)	(819)	(388)	(362)	(435)	(21)	(627)
Residential mortgage	—	(5)	—	—	—	—	—
Consumer	—	(19)	—	(66)	(51)	—	—
Credit cards and other	(10)	(14)	(9)	—	—	(3)	(31)

Total charge-offs	(65)	(857)	(401)	(828)	(486)	(24)	(658)

Recoveries:
Commercial real estate	28	15	18	12	11	3	2
Commercial	—	14	74	105	20	14	7
Residential mortgage	—	2	50	—	—	—	—
Consumer	—	—	—	3	—	—	—
Credit cards and other	—	1	—	—	—	—	—

Total recoveries:	28	32	142	120	31	17	9

Net charge-offs	(37)	(825)	(259)	(708)	(455)	(7)	(649)
Provision for loan losses	629	1,610	1,912	1,889	3,026	380	889

Balance at end of period	$1,073	$1,858	$3,511	$4,692	$7,263	$5,065	$7,503

Net charge-offs as a percentage of average loans held for investment	0.09%	0.80%	0.12%	0.21%	0.09%	0.00%	0.11%
Allowance for loan losses as a percentage of total loans held for investment	1.60%	1.18%	1.23%	1.17%	1.32%	1.16%	1.27%

      Net charge-offs were $649,000, or 0.11% of average loans held for investment outstanding in the first quarter of 2003, as compared to net charge-offs of $7,000 or 0.00% of average loans held for investment outstanding in the first quarter of 2002. The allowance for loan losses increased 50% to $7.5 million, or 1.27% of loans held for investment outstanding at March 31, 2003, from $5.0 million or 1.16% of loans held for investment outstanding at March 31, 2002. The allowance for loan losses as a multiple of net loans charged-off was 11.4x for the three months ended March 31, 2003 as compared to 13.3x for the three months ended March 31, 2002. The increase in the provision from the first quarter of 2002 to the first quarter of 2003 was generally due to increases in the amount of loans held for investment outstanding, together with the mix and performance of those loans. The increase in net charge-offs in the first quarter of 2003 is related to a specific $450,000 net charge-off for an overdraft incurred by one of our Automated Clearing House processors. See “— Asset Quality” above.

      Net charge-offs were $455,000, or 0.09% of average loans held for investment outstanding in 2002, as compared to net charge-offs of $708,000, or 0.21% of average loans held for investment outstanding in 2001. The allowance for loan losses increased 54.8% to $7.3 million, or 1.32% of loans held for investment outstanding at December 31, 2002, from $4.7 million or 1.17% of loans held for investment outstanding at December 31, 2002. The allowance for loan losses as a multiple of net loans charged-off was 16.0x for the year ended December 31, 2002 as compared to 6.6x for the year ended December 31, 2001. The increase in the provision from 2001 to 2002 was generally due to increases in the amount of loans held for investment outstanding, together with the mix and performance of those loans, and a specific increase in the provision for loan losses of $450,000 related to an overdraft incurred by one of our Automated Clearing House processors.

      Net charge-offs were $708,000 or 0.21% of average loans held for investment outstanding in 2001, as compared to net charge-offs of $259,000, or 0.12% of average loans held for investment outstanding in 2000. The allowance for loan losses increased 33.7% to $4.6 million, or 1.17% of loans held for investment outstanding at December 31, 2001, from $3.5 million or 1.23% of loans held for investment outstanding at December 31, 2000. The allowance for loan losses as a multiple of net loans charged-off was 6.6x for the year ended December 31, 2001 as compared to 13.6x for the year ended December 31, 2000. The increase in the provision from 2000 to 2001 was generally due to the mix and performance of loans outstanding. Also, the balance of the allowance for loan loss at December 31, 2000 contained a provision for certain loans charged off in 2001.

      In assessing the adequacy of the allowance, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken to ascertain whether there are probable losses that must be charged-off and to assess the risk characteristics of the portfolio in the aggregate. This review encompasses the judgment of management, utilizing internal loan rating standards, guidelines provided by the banking regulatory authorities governing us, and their loan portfolio reviews as part of our examination process.

      Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114) requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. We adopted SFAS 114 on January 1, 1995. At December 31, 2002, we held impaired loans as defined by SFAS 114 of $1.4 million, for which specific allocations of $690,000 have been established within the allowance for loan losses that have been measured based upon the fair value of the collateral. Such reserve is allocated between commercial loans and commercial real estate. Of these impaired loans, $535,000 have also been classified by us as loans past due over 90 days and $518,000 have been classified as troubled debt restructurings. At December 31, 2001, we held impaired loans as defined by SFAS 114 of $1.2 million, for which specific allocations of $295,000 have been established within the allowance for loan losses, which have been measured based upon the fair value of the collateral. Such reserve is allocated between commercial and commercial real estate. Of these impaired loans, $65,000 have also been classified by us as loans past due over 90 days and $1.1 million have been classified as troubled debt restructurings. Interest income on such impaired loans during 2002 and 2001 was not significant.

      As shown in the table below, we determined that as of December 31, 2002, 56.0% of the allowance for loan losses was related to commercial real estate loans, 31.0% was related to commercial loans, 4.2% was related to residential mortgage loans, 8.3% was related to consumer loans, 0.5% to credit card and other loans and 0.0% was unallocated. As shown in the table below, we determined that as of December 31, 2001, 52.4% of the allowance for loan losses was related to commercial real estate loans, 35.6% was related to commercial loans, 5.6% was related to residential mortgage loans, 5.7% was related to consumer loans, 0.7% to credit card and other loans and 0.0% was unallocated. The fluctuations in the allocation of the allowance for loan losses between 2002 and 2001 is attributed to the establishment of specific allowances totaling $2.2 million at December 31, 2002, and the changing mix of the loan portfolio as previously discussed.

      For the periods indicated, the allowance was allocated as follows:

	As of December 31,
											As of
											March 31,
	1998		1999		2000		2001		2002		2003

		% of		% of		% of		% of		% of		% of
	Balance	Total	Balance	Total	Balance	Total	Balance	Total	Balance	Total	Balance	Total

	(Dollars in thousands, except percentage data)
Commercial real estate	$229	37.6%	$636	43.9%	$1,300	55.6%	$2,348	52.4%	$4,067	56.0%	$4,231	56.4%
Commercial	687	49.2	1,027	43.8	1,775	35.8	1,814	35.6	2,252	31.0	2,231	30.0
Residential mortgage	91	9.0	89	6.9	317	3.4	240	5.6	305	4.2	383	5.1
Consumer	16	3.0	77	4.6	69	4.6	261	5.7	603	8.3	615	8.2
Credit cards and other	47	1.2	29	0.8	50	0.6	29	0.7	36	0.5	23	0.3
Unallocated	3	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0

Total	$1,073	100%	$1,858	100%	$3,511	100%	$4,692	100%	$7,263	100%	$7,503	100%

      In considering the adequacy of our allowance for loan losses, management has focused on the fact that as of March 31, 2003, 56.4% of outstanding loans held for investment are in the category of commercial real estate and 30.0% are in commercial loans. Commercial loans are generally considered by management to have greater risk than other categories of loans in our loan portfolio. Generally, such loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets that reduce the risk of loss present in commercial loans. Commercial real estate loans inherently have a higher risk due to depreciation of the facilities, limited purposes of the facilities and the effect of general economic conditions. We attempt to limit this risk by generally lending no more than 75% of the appraised value of the property held as collateral.

      Residential mortgage loans constituted 5.1% of outstanding loans held for investment at March 31, 2003. The majority of the loans in this category represent residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

      At March 31, 2003, the majority of our consumer loans were secured by collateral, primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans, due to the marketability and nature of the underlying collateral.

      At December 31, 2002, the allowance for loan losses contained an additional provision of $450,000 for an overdraft related to one of our Automated Clearing House (ACH) processors. We facilitate ACH transactions for a variety of processors in our normal course of business. These transactions involve preauthorized transfers of funds from a purchaser’s bank account to a seller’s bank account. In November and December of 2002, one of our processors experienced an extreme number of returns, or refused transactions, and failed to cover the overdraft these returns caused. This overdraft was charged off in the first quarter of 2003.

      An internal credit review of the loan portfolio is conducted on an ongoing basis. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of nonconforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. In addition to the above credit review, our bank’s primary regulator, the OCC, also conducts a periodic examination of the loan portfolio. Upon completion, the OCC presents its report of examination to our board of directors and management. Information provided from these reviews, together with other information provided by our management and other information known to members of our board of directors, is utilized by our board of directors to monitor the loan portfolio and the allowance for loan losses. Specifically, our board of directors attempts to identify risks inherent in the loan portfolio (e.g., problem loans, probable problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review. The credit policy committee of our board of directors must approve all loans in excess of the matrix levels established by Florida Bank,

N.A. credit policy, and any exceptions to the credit policy. This committee also reviews all criticized or classified assets in excess of $100,000, reviews trends in our bank’s loan portfolio, and reviews all reports on credit quality prepared by our bank’s personnel or the OCC.

Non-Performing Assets

      The following table presents components of non-performing assets:

						As of
	As of December 31,					March 31,

	1998	1999	2000	2001	2002	2003

	(Dollars in thousands)
Nonaccrual loans	$725	$1,100	$1,547	$1,090	$1,535	$855
Accruing loans past due 90 days or more	315	293	2,555	—	42	—
Other real estate owned	—	—	—	2,778	653	653

      Nonaccrual loans were $855,000 at March 31, 2003, a decrease of $680,000, or 44.3%, compared to the balance of $1.5 million at December 31, 2002. These loans were reclassified under our policy of transferring loans to non-accrual status when they become more than 90 days past due on either principal or interest. We believe the specific reserves placed against these loans are adequate, and payment is being sought from secondary sources, such as the sale of collateral.

      At December 31, 2002, $1.5 million of loans were accounted for on a nonaccrual basis as compared to $1.1 million at December 31, 2001. The remaining balance of nonaccrual loans guaranteed by the SBA was $151,000 at December 31, 2002 compared to $681,000 at December 31, 2001. At December 31, 2002, nine loans, with unpaid balances totaling $42,000, were accruing interest and were contractually past due 90 days or more as to principal and interest payments, compared to no loans accruing interest and contractually past due 90 days or more at December 31, 2001. No loans past due 90 days at December 31, 2002 or December 31, 2001 were guaranteed by the SBA.

      Loans totaling $3.3 million, $3.1 million and $1.1 million were considered troubled debt restructurings at March 31, 2003, December 31, 2002, and December 31, 2001, respectively. A troubled debt restructuring is a loan where our bank has changed the original terms of the agreement. The loans classified as troubled debt restructurings at March 31, 2003 were restructured to extend maturities or to add guarantee terms.

      At December 31, 2002, we held one item categorized as other real estate owned, with a carrying value of $653,000, compared to one item of other real estate owned at December 31, 2001, with a carrying value of $2.8 million.

      We have policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of our loan portfolio. We monitor our delinquency levels for any adverse trends. Non-performing assets consist of loans on nonaccrual status, real estate and other assets acquired in partial or full satisfaction of loan obligations and loans that are past due 90 days or more.

      Our policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual status is accounted for on a cash basis. Loans that are contractually past due 90 days or more, which are well secured or guaranteed by financially responsible third parties and are in the process of collection generally are not placed on nonaccrual status.

Investment Portfolio

      The following table presents, for the periods indicated, the carrying amount of our investment securities, including mortgage-backed securities:

	As of December 31,						As of March 31,

	2000		2001		2002		2002		2003

Investment Category	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%

	(Dollars in thousands, except percentage data)
Available for sale:
U. S. Treasury and other U.S. agency obligations	$1,746	4.8%	$858	2.2%	$6,775	12.6%	$1,588	3.2%	$8,335	16.3%
State and municipal securities	1,458	4.0	1,348	3.5	1,051	2.0	1,207	2.5	860	1.7
Mortgage-backed securities	28,858	78.5	28,720	73.8	37,913	70.7	28,448	56.9	33,263	65.2
Marketable equity securities	—	—	3,028	7.8	5,192	9.7	13,059	27.4	5,229	10.3

	32,062	87.3	33,954	87.3	50,931	95.0	44,302	90.0	47,687	93.5

Other investments	1,266	3.4	2,065	5.3	2,493	4.6	2,065	4.2	3,299	6.5

Held to maturity:
U. S. Treasury and other U.S. agency obligations	3,429	9.3	1,862	4.8	—	—	1,878	3.8	—	—
Mortgage-backed securities	—	—	1,005	2.6	228	0.4	1,001	2.0	—	—

	3,429	9.3	2,867	7.4	228	0.4	2,879	5.8	—	—

Total	$36,757	100%	$38,886	100%	$53,652	100%	$49,246	100%	$50,986	100%

      Total investment securities decreased $2.7 million, or 5.0%, to $51.0 million at March 31, 2003 compared to $53.7 million at December 31, 2002. Investment securities available for sale totaled $47.7 million at March 31, 2003 compared to $50.9 million at December 31, 2002.

      Total investment securities increased $14.8 million, or 38.0%, to $53.7 million in 2002 from $38.9 million in 2001. At December 31, 2002, investment securities available for sale totaled $50.9 million compared to $34.0 million at December 31, 2001. At December 31, 2002, investment securities available for sale had net unrealized gains of $775,000, comprised of gross unrealized losses of $11,000 and gross unrealized gains of $786,000. At December 31, 2001, investment securities available for sale had net unrealized gains of $391,000, comprised of gross unrealized losses of $135,000 and gross unrealized gains of $526,000. Investment securities held to maturity at December 31, 2002 were $228,000, compared to $2.9 million at December 31, 2001. The carrying value of held to maturity securities represents cost. Average investment securities as a percentage of average earning assets decreased to 7.4% in 2002 from 9.6% in 2001.

      We invest primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, obligations of agencies of the United States and mortgage-backed securities. In addition, we enter into federal funds transactions with our principal correspondent banks, and act as a net seller of such funds. The sale of federal funds amounts to a short-term loan from us to another company.

      Proceeds from sales, paydowns and maturities of available for sale and held to maturity investment securities increased 49.0% to $29.8 million in 2002 from $20.0 million in 2001, with a resulting net loss on sales of $4,000 in 2002 and a gain of $74,000 in 2001. Such proceeds are generally used to reinvest in additional investment securities.

      Other investments include Independent Bankers Bank stock, Federal Reserve Bank stock and Federal Home Loan Bank stock that are required for us to be a member of and to conduct business with such institutions. Dividends on such investments are determined by the institutions and are payable semi-annually or quarterly. Other investments increased 20.8% to $2.5 million at December 31, 2002 from

$2.1 million at December 31, 2001. Other investments are carried at cost; as such investments do not have readily determinable fair values.

      At December 31, 2002, the investment portfolio included $29.1 million in CMOs compared to $18.7 million at December 31, 2001. At December 31, 2002, the investment portfolio included $6.8 million in other mortgage-backed securities compared to $10.0 million at December 31, 2001.

      We utilize our available for sale investment securities, along with cash and federal funds sold, to meet our liquidity needs. As of December 31, 2002, $37.9 million, or 70.7%, of the investment securities portfolio consisted of mortgage-backed securities compared to $28.7 million, or 73.8%, of the investment securities portfolio as of December 31, 2001. During 2003, projected principal repayments of mortgage-backed securities total approximately $20.1 million.

      In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), we have segregated our investment securities portfolio into securities held to maturity and those available for sale. Investments held to maturity are those for which management has both the ability and intent to hold to maturity and are carried at amortized cost. At March 31, 2003, we did not hold any investments classified as held to maturity. At December 31, 2002, investments classified as held to maturity totaled $228,000 at amortized cost and $229,000 at fair value. At December 31, 2001, investments classified as held to maturity totaled $2.9 million at amortized cost and $2.9 million at fair value. Investments available for sale are securities identified by management as securities that may be sold prior to maturity in response to various factors including liquidity needs, capital compliance, changes in interest rates or portfolio risk management. The available for sale investment securities provide interest income and serve as a source of liquidity for us. These securities are carried at fair market value, with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders’ equity.

      Investment securities with a carrying value of approximately $40.0 million, $41.3 million and $27.3 million at March 31, 2003, December 31, 2002 and 2001, respectively, were pledged to secure deposits of public funds, repurchase agreements and certain other deposits as provided by law. The maturities and weighted average yields of debt securities at March 31, 2003 are presented in the following table using primarily the stated maturities, excluding the effects of prepayments:

		Weighted
		Average
Available for Sale:	Amount	Yield(1)

	(Dollars in thousands,
	except percentage data)
U.S. Treasury and other U.S. agency obligations:
0 – 1 year	$2,010	2.15%
Over 1 through 5 years	6,325	3.08
Over 5 years	—	N/A

Total	8,335

State and municipal:
0 – 1 year	—	N/A
Over 1 through 5 years	715	7.08
Over 5 years	145	7.62

Total	860

Mortgage-backed securities:
0 – 1 year	14,926	1.64
Over 1 through 5 years	16,481	4.45
Over 5 years	1,487	3.19
Over 10 years	369	10.43

Total	33,263

Total available for sale debt securities	$42,458

(1)	We have not invested in any tax-exempt obligations.

      As of March 31, 2003, our investment securities portfolio did not contain any debt securities held to maturity.

      As of March 31, 2003, except for the U.S. Government and its agencies, there was not any issuer within the investment portfolio who represented 10% or more of our shareholders’ equity.

Deposits and Short-Term Borrowings

      Our average deposits increased 47.9%, or $205.5 million, to $634.7 million during the first quarter of 2003 from $429.1 million during the first quarter of 2002. This growth is attributed to a 49.1% increase in average noninterest-bearing demand deposits, a 232.7% increase in average interest-bearing transaction account deposits, a 15.0% decrease in average savings deposits, a 68.1% increase in average certificates of deposits of $100,000 or more and a 9.8% increase in other time deposits.

      Average noninterest-bearing demand deposits increased 49.1% to $82.1 million for the first quarter of 2003 from $55.3 million for the first quarter of 2002. As a percentage of average total deposits, these deposits increased to 12.9% in the first quarter of 2003 from 12.8% for the same period in 2002. This increase is primarily attributable to large business deposits retained by us.

      Average interest-bearing transaction accounts increased 232.7% to $76.9 million for the first quarter of 2003 from $23.1 million in the first quarter of 2002. Average savings deposits decreased 15.0% to $69.9 million for the first quarter of 2003 from $82.2 million in the first quarter of 2002. Average balances of certificates of deposit of $100,000 or more increased 68.1% to $320.2 million for the first quarter of 2003 from $190.5 million in the first quarter of 2002. The average balance for other time deposits increased 9.8% to $85.6 million for the first quarter of 2003 from $77.9 million in the first quarter of 2002. The increases in overall deposit balances result primarily from new deposits obtained as a result of growth in existing markets.

      Our average deposits increased 45.6%, or $156.0 million, to $498.0 million during 2002 from $342.0 million during 2001. This growth is attributed to a 51.6% increase in average noninterest-bearing demand deposits, a 115.1% increase in average interest-bearing transaction account deposits, a 32.1% increase in average savings deposits, a 74.6% increase in average certificates of deposits of $100,000 or more and a 7.8% decrease in other time deposits.

      Average noninterest-bearing demand deposits increased 51.6% to $66.8 million in 2002 from $44.0 million in 2001. As a percentage of average total deposits, these deposits increased to 13.4% in 2002 from 12.9% in 2001. This increase is primarily attributable to large business deposits retained by us. The year-end balance of noninterest-bearing demand deposits increased 41.5% to $141.3 million at December 31, 2002 from $99.9 million at December 31, 2001. This increase is primarily due to increases in commercial account balances.

      Average interest-bearing transaction accounts increased 115.1% to $41.8 million in 2002 from $19.4 million in 2001. Average savings deposits increased 32.1% to $72.1 million in 2002 from $54.6 million in 2001. The increase in average savings deposits is primarily attributable to increased promotion of our interest-bearing transaction accounts during 2002. The year-end balance of interest-bearing transaction accounts increased 182.3% to $72.0 million at December 31, 2002 from $25.5 million at December 31, 2001. This increase is attributable primarily to increases in commercial deposit balances. Average balances of certificates of deposit of $100,000 or more increased 74.6% to $235.0 million for 2002 from $134.6 million in 2001. The year-end balance of certificates of deposit of $100,000 or more increased 62.3% to $314.9 million at December 31, 2002 from $194.0 million at December 31, 2001. The average balance for other time deposits decreased 7.8% to $82.3 million for 2002 from $89.3 million in 2001. The year-end balance of other time deposits increased 3.3% to $69.7 million at December 31, 2002 compared to $67.5 million at December 31, 2001. The increases in overall deposit balances results primarily from new deposits obtained as a result of growth in existing markets.

      The following table presents, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

	Years Ended December 31,						Three Months Ended March 31,

	2000		2001		2002		2002		2003

	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	(Dollars in thousands, except percentage data)
Deposit Category
Noninterest-bearing demand	$27,677	—%	$44,038	—%	$66,769	—%	$55,308	—%	$82,080	—%
Interest-bearing demand	9,879	1.58	14,897	1.50	28,874	1.56	16,432	1.44	55,441	1.28
Money market	1,762	3.58	4,542	3.12	12,943	2.00	6,686	1.97	21,473	1.40
Savings	38,101	5.49	54,602	3.72	72,145	2.05	82,283	2.19	69,943	1.60
Certificates of deposit of $100,000 or more	94,035	6.53	134,576	5.46	234,983	3.96	190,503	4.40	320,160	2.96
Other time	62,112	6.03	89,329	5.82	82,322	3.84	77,920	4.25	85,579	3.53

Total	$233,566	5.30%	$341,984	4.37%	$498,036	2.94%	$429,132	3.25%	$634,676	2.36%

      Interest-bearing deposits, including certificates of deposit, will continue to be a major source of funding for us. During 2002, aggregate average balances of time deposits of $100,000 and over comprised 47.2% of total deposits compared to 39.4% for the prior year. The average rate on certificates of deposit of $100,000 or more decreased to 3.96% in 2002, compared to 5.46% in 2001.

      The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective contractual maturities:

	As of December 31,						As of March 31,

	2000		2001		2002		2002		2003

		Average		Average		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

	(Dollars in thousands, except percentage data)
3 months or less	$32,205	6.53%	$63,356	4.29%	$37,465	2.93%	$46,233	4.45%	$90,620	1.99%
3 – 6 months	28,231	6.96	49,330	4.57	83,569	2.00	16,050	3.86	78,802	2.10
6 – 12 months	27,585	6.80	25,649	4.53	47,795	3.10	42,539	3.68	42,555	2.88
Over 12 months	28,803	7.11	55,681	4.78	146,024	3.86	93,729	4.73	149,135	3.98

Total	$116,824	6.84%	$194,016	4.37%	$314,853	3.26%	$198,551	4.40%	$361,112	2.96%

      Average short-term borrowings increased 14.2% to $54.7 million for the first quarter of 2003 from $47.9 million for the year 2002. Short-term borrowings consist of treasury tax and loan deposits, Federal Home Loan Bank borrowings, and repurchase agreements with certain customers. In addition, we have securities sold under agreements to repurchase, which are classified as secured borrowings. Average treasury tax and loan deposits decreased 3.9% to $1.2 million for the first quarter of 2003 from $2.1 million for the year 2002. Average Federal Home Loan Bank borrowings decreased 7.8% for the first quarter of 2003 to $7.5 million from $8.1 million for the year 2002. Average repurchase agreements with customers increased 21.7% to $45.9 million for the first quarter of 2003 from $37.0 million for the year 2002. The treasury tax and loan deposits provide an additional liquidity resource to us as such funds are invested in Federal funds sold. The repurchase agreements represent an accommodation to certain customers that seek to maximize their return on liquid assets. We invest these funds primarily in securities purchased under agreements to resell at the nationally quoted rate for such investments.

      Average short-term borrowings increased 16.3% to $47.9 million in 2002 from $41.2 million in 2001. Short-term borrowings consist of treasury tax and loan deposits, Federal Home Loan Bank borrowings, and repurchase agreements with certain customers. In addition, we have securities sold under agreements to repurchase, that are classified as secured borrowings. Average treasury tax and loan deposits increased 17.8% to $2.0 million in 2002 from $1.7 million in 2001. Average Federal Home Loan Bank borrowings increased 38.3% to $8.1 million in 2002 compared with $5.9 million during 2001. Average repurchase agreements with customers increased 13.1% to $38.0 million in 2002 from $33.6 million in 2001. The treasury tax and loan deposits provide an additional liquidity resource to us as such funds are invested in federal funds sold. The repurchase agreements represent an accommodation to certain customers that seek to maximize their return on liquid assets. We invest these funds primarily in securities purchased under agreements to resell at the nationally quoted rate for such investments. The year-end balance of repurchase agreements increased 3.5% to $4.7 million at December 31, 2002 from $4.5 million at December 31, 2001.

      The following table presents the components of short-term borrowings and average rates for such borrowings for the quarter ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000:

	Maximum Amount				Average
	Outstanding at	Average	Average	Ending	Rate at
	Any Month End	Balance	Rate	Balance	Period End

	(Dollars in thousands, except percentage data)
Year Ended December 31,
2000
Treasury tax and loan deposits	$2,299	$1,824	6.32%	$2,223	6.36%
Repurchase agreements	21,240	14,956	6.04	18,812	6.47
Federal Home Loan Bank borrowings	5,000	5,000	5.97	5,000	5.90

Total		$21,780		$26,035

	Maximum Amount				Average
	Outstanding at	Average	Average	Ending	Rate at
	Any Month End	Balance	Rate	Balance	Period End

	(Dollars in thousands, except percentage data)
2001
Treasury tax and loan deposits	$2,285	$1,704	3.61%	$2,215	2.10%
Repurchase agreements	44,577	33,568	3.59	4,496	1.65
Federal Home Loan Bank borrowings	7,500	5,881	5.67	7,500	5.53

Total		$41,153		$14,211

2002
Treasury tax and loan deposits	$2,808	$2,008	1.27%	$2,422	0.96%
Repurchase agreements	49,542	37,726	1.33	4,654	0.93
Federal Home Loan Bank borrowings	7,500	8,135	5.33	7,500	5.53

Total		$47,869		$14,576

Three Months Ended March 31,
2003
Treasury tax and loan deposits	$2,294	$1,223	0.56%	$1,961	0.69%
Repurchase agreements	51,317	45,946	0.93	51,317	0.94
Federal Home Loan Bank borrowings	7,500	7,500	5.49	7,500	5.49
Borrowings under line of credit	5,000	278	3.00	5,000	3.00
Total		$54,947		$65,778

Liquidity and Capital Resources

      Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining our ability to meet the day-to-day cash flow requirements of our customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. We do not know of any trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

      The primary function of asset/liability management is not only to assure adequate liquidity in order for us to meet the needs of our customer base, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that we can profitably deploy our assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

      In September of 1999, our board of directors authorized a stock repurchase plan covering up to ten percent (10%) of the outstanding shares of our common stock (approximately 585,000 shares). The stock repurchase plan authorizes the purchase of our common stock at any price below the then current book value per share. Pursuant to the stock repurchase plan, on December 10, 2001, our board of directors authorized a pre-programmed stock repurchase program pursuant to the “safe harbor” guidelines of Rule 10b-18 of the Securities Exchange Act of 1934. This program provides for the repurchase of up to 250,000 shares in the open market when the trading price of our common stock falls to $5.75 per share or less. As of June 30, 2003, we had repurchased 302,200 shares for a total cost of $1,866,197 or an average cost of $6.18 per share, none of which had been repurchased under the pre-programmed stock repurchase program.

Contractual Obligations and Commercial Commitments

      The following table presents, as of December 31, 2002, a summary of our future contractual obligations. Each of these categories is further described in our consolidated financial statements, which are included elsewhere in this prospectus:

	Payments Due By Period

			One to	Four to	After
		Less Than	Three	Five	Five
Contractual Obligations	Total	One Year	Years	Years	Years

	(Dollars in thousands)
Time deposits	$384,560	$201,994	$102,341	$70,345	$9,880
Federal Home Loan Bank advances	7,500	—	—	7,500	—
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	16,473	—	—	—	16,473
Operating leases	3,852	863	1,071	738	1,180
Treasury tax and loan deposits	2,422	2,422	—	—	—

Total contractual obligations	$414,807	$205,279	$103,412	$78,583	$27,533

      The following table presents, as of December 31, 2002, a summary of our commercial commitments. These categories are further described in our consolidated financial statements, which are incorporated herein by reference:

	Commitment Expirations By Period

			One to	Four to	After
		Less Than	Three	Five	Five
Other Commitments	Total	One Year	Years	Years	Years

	(Dollars in thousands)
Commitments to fund loans	$72,661	$72,661	$—	$—	$—
Lines of credit	207,750	63,074	144,676	—	—
Standby letters of credit	8,793	8,793	—	—	—

Total other commitments	$289,204	$289,204	$144,676	$—	$—

Shareholders’ Equity

      Shareholders’ equity increased by $803,000 to $53.8 million at March 31, 2003, from $53.0 million at December 31, 2002. This increase is the result of net income for the first three months of 2003 of $793,000, combined with the issue of stock under our Employee Stock Purchase Plan of $102,000, and the issue of stock related to exercise of options and issue of stock grants of $75,000. These increases were partially offset by a decrease in other comprehensive income related to an unrealized gain in our bond portfolio of $156,000 and the recording of offering expenses of the Series C preferred stock issue to additional paid-in capital of $11,000.

      Shareholders’ equity increased 14.9% to $53.0 million in 2002 from $46.1 million in 2001. This increase resulted primarily from proceeds of $5.0 million from issuance of Series C preferred stock, net income for the year of $1.5 million, and an increase in accumulated other comprehensive income to $483,000 at December 31, 2002 from $244,000 at December 31, 2001, representing a change in the unrealized gain/loss (after tax effect) on available for sale securities. These increases were partially offset by preferred stock dividends paid in the amount of $263,000.

      Average shareholders’ equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average shareholders’ equity to average assets decreased to 7.79% in 2002 from 9.96% in 2001.

Preferred Stock

      In 2001, we issued 102,283 shares of Series B preferred stock for $68.00 per share through a private placement. Each share of Series B preferred stock was convertible into ten shares of our common stock at a price of $6.80 per share (subject to adjustment for stock splits, stock dividends, etc.). The Series B preferred stock was subject to automatic conversion to common stock upon the following events: 1) change in control; 2) if the average closing price of our common stock for any 30 consecutive trading day period was at or above $8.00 per share; or 3) the consummation of an underwritten public offering at a price of $8.00 per share or greater of our common stock.

      Cumulative cash dividends accrued at 7% annually and were payable quarterly in arrears. On April 26, 2002, all 102,383 shares of our Series B preferred stock automatically converted into 1,022,830 shares of common stock as a result of the average closing price of our common stock closing above $8.00 for the period from March 4, 2002 through April 15, 2003.

      On December 31, 2002, we issued 50,000 shares of Series C preferred stock for $100.00 per share to a single shareholder through a private placement. Shares of our Series C preferred stock are non-convertible. Non-cumulative cash dividends accrue at 5% annually and are payable quarterly in arrears. In August 2003, we intend to exchange all of the Series C preferred stock for shares of a newly created Series D preferred stock, which will be substantially similar to the Series C shares, except the Series D shares will be immediately converted into 500,000 shares of our common stock. The preferred shareholder has formally applied for the necessary regulatory approvals for this exchange.

Trust Preferred Securities

      By issuing trust preferred securities, we are able to increase our Tier 1 capital for regulatory purposes without diluting the ownership interests of our common shareholders. Also, dividends paid on trust preferred securities are deductible as interest expense for income tax purposes. The net proceeds from all pooled trust preferred offerings included in the calculation of Tier 1 capital for regulatory purposes was approximately $16,504,000 at March 31, 2003 and $16,473,000 at December 31, 2002. The following paragraphs summarize our trust preferred securities transactions through June 30, 2003:

      On December 18, 2001, we participated in a pooled trust preferred offering. In connection with this transaction, we, through our wholly owned subsidiary trust, Florida Banks Statutory Trust I, issued $6,000,000 in trust preferred securities. Florida Banks Statutory Trust I also issued $186,000 of common securities to us and used the total proceeds to purchase $6,186,000 of our 30-year subordinated debentures. The preferred securities paid dividends based on 3-month LIBOR plus 3.60%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 18, June 18, September 18 and December 18 of each year. These preferred securities include a par call option beginning December 18, 2006. The subordinated debentures are the sole asset of Florida Banks Statutory Trust I and are eliminated, along with the related income statement effects, in our consolidated financial statements.

      On April 10, 2002, we participated in a pooled trust preferred offering. In connection with this transaction, we, through our wholly owned subsidiary trust, Florida Banks Capital Trust II, issued $4,000,000 in trust preferred securities. Florida Banks Capital Trust II also issued $124,000 of common securities to us and used the total proceeds to purchase $4,124,000 of our 30-year subordinated debentures. The preferred securities pay dividends based on 6-month LIBOR plus 3.70%, adjusted semi-annually after each dividend payment date. Dividend payment dates are April 22 and October 22 of each year. The preferred securities include a par call option beginning April 22, 2007. These subordinated debentures are the sole asset of Florida Banks Capital Trust II and are eliminated, along with the related income statement effects, in our consolidated financial statements.

      On June 28, 2002, we participated in a pooled trust preferred offering. In connection with this transaction, we, through our wholly owned subsidiary trust, Florida Banks Capital Trust I, issued $4,000,000 in trust preferred securities. Florida Banks Capital Trust I also issued $124,000 of common securities to us and used the total proceeds to purchase $4,124,000 of our 30-year subordinated debentures.

The preferred securities pay dividends based on 3-month LIBOR plus 3.65%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 30, June 30, September 30 and December 30 of each year. These preferred securities include a par call option beginning June 30, 2007. These subordinated debentures are the sole asset of Florida Banks Capital Trust I and are eliminated, along with the related income statement effects, in our consolidated financial statements.

      On December 19, 2002, we participated in a pooled trust preferred offering. In connection with this transaction, we, through our wholly owned subsidiary trust, Florida Banks Statutory Trust II, issued $3,000,000 in trust preferred securities. Florida Banks Statutory Trust II also issued $93,000 of common securities to us and used the total proceeds to purchase $3,093,000 of our 30-year subordinated debentures. The preferred securities pay dividends based on 3-month LIBOR plus 3.25%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year. These preferred securities include a par call option beginning December 26, 2007. These subordinated debentures are the sole asset of Florida Banks Statutory Trust II and are eliminated, along with the related income statement effects, in our consolidated financial statements.

      On June 26, 2003, we participated in a pooled trust preferred offering. In connection with this transaction, we, through our wholly owned subsidiary trust, Florida Banks Statutory Trust III, issued $3,000,000 in trust preferred securities. Florida Banks Statutory Trust III also issued $93,000 of common securities to us and used the total proceeds to purchase $3,093,000 of our 30-year subordinated debentures. The preferred securities pay dividends at an initial rate of 4.16% through September 26, 2003. Thereafter, the rate becomes a floating rate based on 3-month LIBOR plus 3.10%, adjusted quarterly after each dividend payment date. The dividend rate, however, shall not exceed a rate of 11.75% prior to June 26, 2008. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year. These preferred securities include a par call option beginning June 26, 2008. These subordinated debentures are the sole asset of Florida Banks Statutory Trust III and are eliminated, along with the related income statement effects, in our consolidated financial statements.

	Regulatory Capital Calculation as of December 31,

	2000		2001		2002

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands, except percentage data)
Tier 1 Risk-Based:
Actual	$35,529	11.58%	$51,108	11.63%	$68,953	10.78%
Minimum required	12,271	4.00	17,576	4.00	25,580	4.00

Excess above minimum	$23,258	7.58	$33,532	7.63	$43,373	6.78

Total Risk-Based:
Actual	$39,050	12.73	$55,800	12.70	$76,216	11.92
Minimum required	24,542	8.00	35,152	8.00	51,160	8.00

Excess above minimum	$14,508	4.73	$20,648	4.70	$25,056	3.92

Leverage:
Actual	$35,529	10.28	$51,108	10.64	$68,953	9.97
Minimum required	13,828	4.00	19,216	4.00	27,655	4.00

Excess above minimum	$21,701	6.28	$31,892	6.64	$41,298	5.97

Total risk-based assets	$306,771		$439,405		$639,498
Total average assets	345,707		480,403		609,573

      The various federal bank regulators, including the Federal Reserve and the FDIC, have risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For banks, Tier 1 or “core” capital consists of common shareholders’ equity, qualifying perpetual preferred stock and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, other intangible assets and certain investments in other corporations (Tier 1 Capital). Tier 2 Capital consists of Tier 1 Capital, as well as a limited amount of the allowance for possible loan losses, certain hybrid capital instruments (such as mandatory convertible debt), subordinated and perpetual debt and preferred stock that does not qualify for inclusion in Tier 1 Capital (Tier 2 Capital).

      At December 31, 1994, a risk-based capital measure and a minimum ratio standard was fully phased in, with a minimum total capital ratio of 8.00% and Tier 1 Capital equal to at least 50% of total capital. The Federal Reserve also has a minimum leverage ratio of Tier 1 Capital to total assets of 3.00%. The 3.00% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and BIF (Bank Insurance Fund)-insured state-chartered non-member banks, and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. The FDIC has similar capital requirements for BIF-insured state-chartered non-member banks.

      The Federal Reserve and the FDIC have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite “one” under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3.00% plus at least 1.00% to 2.00% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve continues to consider a “tangible Tier 1 leverage ratio” in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization’s Tier 1 Capital less all intangibles, to total average assets less all intangibles.

      Our Tier 1 (to risk-weighted assets) Capital ratio decreased to 10.78% in 2002 from 11.63% in 2001. Our total risk-based capital ratio decreased to 11.92% in 2002 from 12.70% in 2001. These ratios exceed the minimum capital adequacy guidelines imposed by regulatory authorities on banks and bank holding companies, which are 4.00% for Tier 1 Capital and 8.00% for total risk-based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered “well-capitalized,” which are 6.00% of Tier 1 Capital and 10.00% for total risk-based capital.

      We do not have any commitments that we believe would reduce our capital to levels inconsistent with the regulatory definition of a “well capitalized” financial institution.

Interest Rate Risk Management

      Interest rate sensitivity is a function of the repricing characteristics of our portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity is managed with a view to maintaining a mix of assets and liabilities that respond to changes in interest rates within an acceptable time frame, thereby managing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing at various time horizons. The differences are interest sensitivity gaps: less than one month, one to three months, four to twelve months, one to five years, over five years and on a cumulative basis.

      The following table shows interest sensitivity gaps for these different intervals as of December 31, 2002. The effects of derivative instruments (foreign currency swap and interest rate swaps) have been incorporated into this table by revising the repricing intervals of the underlying assets and liabilities so they are shown repricing at the next strike date, where that differed from their contractual repricing interval.

	One		One		Four to		One		Over		Non-
	Month		to Three		Twelve		to Five		Five		Interest
December 31, 2002	or Less		Months		Months		Years		Years		Sensitive	Total

	(Dollars in thousands, except percentage data and ratios)
Interest Sensitive Assets:
Available for sale investment securities	$5,268		$3,954		$16,475		$16,445		$8,789		$—	$50,931
Loans held for sale	53,801		—		—		—		—		—	53,801
Held to maturity investment securities and other investments	—		—		—		228		2,493		—	2,721
Federal funds sold and repurchase agreements	62,515		—		—		—		—		—	62,515
Loans held for investment net of deferred fees	224,245		64,625		40,536		137,752		83,297		—	550,455

Total earning assets	$345,829		$68,579		$57,011		$154,425		$94,579		$—	$720,423

Interest Sensitive Liabilities:
Interest-bearing demand deposits	$52,803		$—		$—		$—		$—		$—	$52,803
Savings deposits	64,927		—		—		—		—		2,014	66,941
Money market deposits	—		—		—		—		—		19,211	19,211
Certificates of deposit of $100,000 or more	8,725		36,332		158,809		92,742		4,872		—	301,480
Other time deposits	3,467		7,518		24,560		43,538		4,046		—	83,129
Repurchase agreements	—		—		—		—		—		4,654	4,654
Other borrowed funds	9,922		—		—		—		—		—	9,922

Total interest-bearing liabilities	$139,844		$43,850		$183,369		$136,280		$8,918		$25,879	$538,140

Interest sensitivity gap:
Amount	$205,985		$24,729		$(126,358)		$18,145		$85,661		$(25,879)	$182,283

Cumulative amount	$206,484		$230,714		$104,356		$122,501		$208,162		$182,283	$—

Percent of total earning assets	28.59%		3.43%		(17.53)%		2.51%		11.89%		(3.59)%	25.30%
Cumulative percent of total earning assets	28.59%		32.02%		14.49%		17.00%		28.89%		25.30%	0.00%
Ratio of rate sensitive assets to rate sensitive liabilities	2.47	x	1.56	x	.31	x	1.13	x	10.61	x
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	2.47	x	2.26	x	1.29	x	1.24	x	1.34	x

      In the current interest rate environment, the liquidity and maturity structure of our assets and liabilities are important to the maintenance of acceptable performance levels. A decreasing rate environment negatively impacts earnings as our rate-sensitive assets generally reprice faster than our rate-sensitive liabilities. Conversely, in an increasing rate environment, earnings are positively impacted. This asset/liability mismatch in pricing is referred to as gap ratio and is measured as rate sensitive assets divided by rate sensitive liabilities for a defined time period. A gap ratio of 1.00 means that assets and liabilities are perfectly matched as to repricing. We have specified gap ratio guidelines for a one year time horizon of between 0.60 and 1.20 for us. At March 31, 2003, we had cumulative gap ratios of approximately 1.43 for the three-month time period and 1.04 for the one year period ending March 31, 2004. Thus, over the next twelve months, rate-sensitive assets will reprice slightly faster than rate-sensitive liabilities. At December 31, 2002, we had cumulative gap ratios of approximately 2.26 for the three month time period and 1.29 for the one year period ending December 31, 2003. This is primarily due to our bank’s receipt near the end of December of approximately $40 million dollars in brokered deposits, which were temporarily invested in federal funds sold. These deposits were obtained to take advantage of historically low funding costs. It is anticipated that the bulk of these deposits will be deployed into loans in the coming months, and the bank’s one year cumulative gap ratio will again be within the targeted range. However, relative repricing frequency of rate-sensitive assets versus rate-sensitive liabilities is not the sole indicator of changes in net interest income in a fluctuating interest rate environment, as further discussed below.

      The allocations used for the interest rate sensitivity report above were based on the contractual maturity (or next repricing opportunity, whichever comes sooner) for loans and deposits and the duration schedules for investment securities. All interest-bearing demand deposits were allocated to the one month or less category with the exception of personal savings deposit accounts, which were allocated to the noninterest sensitive category because the rate paid on these accounts typically is not sensitive to movements in market interest rates. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the net interest spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. This is referred to as basis risk and, generally, relates to the possibility that the repricing characteristics of short-term assets tied to our prime lending rate are different from those of short-term funding sources such as certificates of deposit.

      Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest sensitivity analysis report. Prepayments may have significant effects on our net interest margin. Because of these factors and in a static test, interest sensitivity gap reports may not provide a complete assessment of our exposure to changes in interest rates. Management utilizes computerized interest rate simulation analysis to determine our interest rate sensitivity. The table above on interest sensitivity gaps indicates that we are in a liability sensitive gap position for the first year, then moves into a matched position through the five year period. Overall, due to the factors cited, current simulations results indicate a relatively low sensitivity to parallel shifts in interest rates. A liability sensitive company will generally benefit from a falling interest rate environment as the cost of interest-bearing liabilities falls faster than the yields on interest-bearing assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive company will benefit from a rising interest rate environment as the yields on earning assets rise faster than the costs of interest-bearing liabilities. Our management also evaluates economic conditions, the pattern of market interest rates and competition to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce a targeted net interest margin.

      In addition to the gap analysis, management uses rate shock simulation to measure the rate sensitivity of our balance sheet. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on our net interest margin. We measure our interest rate risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a period of twelve months. Our most recent rate shock simulation analysis, which was performed as of March 31, 2003, indicates that a 200 basis point decrease in rates would cause a decrease in net interest income of $6.7 million over the next twelve-month period. Conversely, a 200 basis point increase in rates would cause an increase in net interest income of $1.6 million over a twelve-month period. As of December 31, 2002, our rate shock analysis indicated that a 200 basis point decrease in rates would cause a decrease in net interest income of $1.5 million over the next twelve-month period. Conversely, a 200 basis point increase in rates would cause an increase in net interest income of $1.1 million over a twelve-month period.

      This simulation is based on management’s assumption as to the effect of interest rate changes on assets and liabilities and assumes a parallel shift of the yield curve. It also includes certain assumptions about the future pricing of loans and deposits in response to changes in interest rates. Further, it assumes that delinquency rates would not change as a result of changes in interest rates although we cannot assure you that this will be the case. While this simulation is a useful measure of our sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above.

      Generally, our commercial and commercial real estate loans are indexed to the prime rate. A portion of our investments in mortgage-backed securities are indexed to U.S. Treasury rates. Accordingly, any changes in these indices will have a direct impact on our interest income. Certificates of deposit are generally priced based upon current market conditions, which include changes in the overall interest rate environment and pricing of such deposits by competitors. Other interest-bearing deposits are not priced against any particular index, but rather, reflect changes in the overall interest rate environment. Repurchase agreements are indexed to the nationally quoted repurchase agreement rate and other borrowed funds are indexed to U.S. Treasury rates. We adjust the rates and terms of our loans and interest-bearing liabilities in response to changes in the interest rate environment.

      We do not currently engage in trading activities.

      We adopted Statement of Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended, on January 1, 2001. SFAS 133 requires all derivative instruments to be recorded on the balance sheet at fair value.

      At March 31, 2003, the following instruments qualify as derivatives as defined by SFAS 133:

	Contract/Notional		Weighted Average	Weighted Average
	Amount	Fair Value	Paying Rates	Receiving Rates

Interest rate swap agreements	$103,500,000	$2,908,611	1.76%	4.85%
Foreign currency swap agreements	2,000,000	8,451	1.79	2.47

      Interest rate swap agreements at March 31, 2003 consist of eighteen agreements, which effectively convert the interest rate on certain certificates of deposit from a fixed rate to a variable rate to more closely match the interest rate sensitivity of our assets and liabilities. We have designated and assessed the derivatives as highly effective fair value hedges, as defined by SFAS 133. Accordingly, all changes in the fair value of the foreign currency swap agreement are reflected in earnings. We recognized gains of $7,367 during the three-month period ended March 31, 2003 as a result of changes in the fair value of the foreign currency agreement and the related translation adjustment.

      At December 31, 2002, the following instruments qualify as derivatives as defined by SFAS 133:

	Contract/Notional		Weighted Average	Weighted Average
	Amount	Fair Value	Paying Rates	Receiving Rates

Interest rate swap agreements	$85,500,000	$2,308,044	1.96%	4.88%
Foreign currency swap agreements	2,000,000	12,599	3.34	3.79

      Interest rate swap agreements consist of agreements that qualify for the fair value method of hedge accounting under the “short-cut method” based on the guidelines established by SFAS 133. At December 31, 2001, we had in place several loan participation agreements accounted for as derivatives which do not qualify for hedge accounting. We recognized a gain of approximately $50,000 during the year ended December 31, 2001 as a result of changes in the fair value of those loan participation agreements. These participation agreements were unwound during 2002, and accordingly, we recognized a loss of approximately $50,000 during the year ended December 31, 2002, because the fair value of these agreements was reduced to zero. Additionally, we entered into a foreign currency swap agreement during the first quarter of 2001. This swap agreement does not qualify for hedge accounting under SFAS 133. Accordingly, all changes in the fair value of the foreign currency swap agreement will be reflected in our earnings. We recognized a loss of approximately $67,000 during the year ended December 31, 2002, as a result of changes in the fair value of the foreign currency agreement. At December 31, 2002, we had made and received certain commitments related to the origination and sale of mortgage loans through our wholesale mortgage division. We accounted for these commitments as derivative instruments where applicable in accordance with Derivatives Implementation Group Implementation Issue C13, When a Loan Commitment is included in the Scope of Statement No. 133 (DIG C13). The fair value of these commitments is included in the balance of mortgage loans held for sale at December 31, 2002. For the year ended December 31, 2002, we recognized a gain in connection with the recording of the fair value of these instruments. For the year ended December 31, 2002, there were no realized gains or losses on terminated interest rate swaps, with the exception of the loss on terminated loan participation agreements as discussed above.

      At December 31, 2001, the estimated net fair value of our outstanding interest rate swaps was $241,000, and the fair value of our outstanding foreign currency swaps was $39,000.

      At December 31, 2002, available for sale debt securities with a carrying value of approximately $36.6 million are scheduled to mature within the next five years. Of this amount, $20.5 million is scheduled to mature within one year. Our main source of liquidity is federal funds sold and repurchase agreements. Average federal funds sold and repurchase agreements were $53.6 million in 2002, or 9.2% of average earning assets, compared to $29.7 million in 2001, or 7.3% of average earning assets. Federal funds sold and repurchase agreements totaled $62.5 million at December 31, 2002, or 8.7% of earning assets, compared to $54.7 million at December 31, 2001, or 11.0% of earning assets.

      At December 31, 2002, loans held for investment with a carrying value of approximately $400.3 million are scheduled to mature within the next five years. Of this amount, $163.4 million is scheduled to mature within one year.

      Our average loan-to-deposit ratio (loans held for investment divided by total deposits) decreased 41 basis points to 97.2% for 2002 from 99.0% for 2001. Our total loan-to-deposit ratio decreased 61 basis points to 82.9% at December 31, 2002 from 89.0% at December 31, 2001.

      We have short-term funding available through various federal funds lines of credit with other financial institutions and our membership in the Federal Home Loan Bank of Atlanta (“FHLBA”). Further, the FHLBA membership provides the availability of participation in loan programs with varying maturities and terms. At December 31, 2002, we had borrowings from the FHLBA in the amount of $7.5 million.

      We have no off-balance sheet activities with unconsolidated or limited purpose entities.

Recent Accounting Pronouncements

      In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4), and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers (SFAS 44). SFAS 145 amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002, with early application encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to SFAS 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. We adopted SFAS 145 effective January 1, 2003, and it did not have a material impact on our consolidated financial position, consolidated results of operations or cash flows.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force No. 94-3 and requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.

We adopted SFAS 146 effective January 1, 2003 and it did not have a material impact on our consolidated financial position, consolidated results of operations or cash flows.

      In October, 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions, which removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and Interpretation 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method (SFAS 147), and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, except for transactions between two or more mutual enterprises. In addition, SFAS 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 147), to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. We adopted SFAS 147 effective October 1, 2002. Adoption did not have a material impact on our consolidated financial position, consolidated results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, and provides alternative methods and transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS 148 also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, if options are to be expensed when charging to the fair value based method in fiscal years beginning after December 15, 2003. We adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others (FIN 45). This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. In addition, the interpretation clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing the guarantee. We adopted the disclosure requirements of FIN 45 for the fiscal year ended December 31, 2002, and the recognition provisions on January 1, 2003.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise held a variable interest that is acquired on or before January 31, 2003. We will adopt FIN 46 as of July 1, 2003, however management does not expect adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Management does not expect adoption to have a material effect on our financial condition, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS 150 are generally effective for financial instruments entered into or modified after May 31, 2003. Additionally, we must apply the provisions of SFAS 150 to all financial instruments on July 1, 2003. Upon the adoption of SFAS 150, our company obligated mandatorily redeemable preferred securities of subsidiary trusts will be reclassified from mezzanine equity to debt. The dividends related to these securities will be reflected as interest expense on a prospective basis. At March 31, 2003 we had $16.5 million outstanding as company obligated mandatorily redeemable preferred securities of subsidiary trusts and as paid dividends of $222,000 for the first quarter of 2003. Additionally, on June 26, 2003, we entered into a $3 million trust preferred offering which will be classified as a liability in the second quarter of 2003.

Effects of Inflation and Changing Prices

      Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely effect liquidity, earnings, and shareholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce our earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Monetary Policies

      Our results of operations will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member company borrowings, changes in reserve requirements against member company deposits and limitations on interest rates which member company may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates or our deposit levels, loan demand, business and earnings.

Critical Accounting Policies

      The preparation of the financial statements, on which this management’s discussion and analysis is based, requires us to make estimates, which impact these financial statements. The most critical of these estimates and accounting policies relate to the allowance for loan losses, other real estate owned, and derivative financial instruments. For a more complete discussion of these and other accounting policies, see Note 1 to our consolidated financial statements for the year ended December 31, 2002.

      Allowance for Loan Losses — Management carefully monitors the credit quality of our loan portfolios and makes estimates about the amount of credit losses that have been incurred at each financial statement reporting date. This process significantly impacts the financial statements and involves complex, subjective judgments. The allowance is largely determined based upon the market value of the underlying collateral. Market values of collateral are generally based upon appraisals obtained from independent appraisers. If market conditions decline, the allowance for loan losses would be negatively impacted resulting in a negative impact on our earnings. The allowance for loan losses is a significant estimate that can and does change based on management’s assumptions about specific borrowers and applicable economic and environmental conditions, among other factors.

      Other Real Estate Owned — At March 31, 2003, we had one piece of real estate that was obtained through a foreclosure. The property has been recorded based upon the market value determined by an independent appraisal less estimated selling cost. If market conditions decline in the area in which the property is located (Pasco County, Florida), then the value of other real estate owned will be negatively impacted, resulting in a negative impact to our earnings.

      Derivative Instruments — We have entered into several interest swaps, a foreign currency swap and have provided interest rate swaps to loan participants. As a result of these activities, we recognized a net loss on derivative instruments of $67,000 for the year ended December 31, 2002 and a net gain of $7,000 for the quarter ended March 31, 2003, determined by the change in the fair market value of these derivative instruments. The fair market value of these instruments is determined by quotes obtained from the related counter parties in combination with a valuation model utilizing discounted cash flows. The valuation of these derivative instruments is a significant estimate that is largely affected by changes in interest rates. If interest rates significantly increase or decrease, the value of these instruments will significantly change, resulting in an impact on our earnings.

BUSINESS

General

      Florida Banks, Inc. was formed in 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. We operate through our wholly owned banking subsidiary, Florida Bank, N.A. We offer a broad range of traditional banking products and services, focusing primarily on small and medium-sized businesses with annual revenues between $5 million and $40 million. We currently operate community banking offices in the Tampa, Jacksonville, Gainesville, Ft. Lauderdale, St. Petersburg/Clearwater and Ocala markets. We also recently expanded our loan production office in West Palm Beach into a full service community banking office. As opportunities arise, we may also expand into other Florida market areas with demographic characteristics similar to our current markets.

      We have a community banking approach that emphasizes responsive and personalized service to our customers. We believe that the significant consolidation in the banking industry in Florida has disrupted customer relationships as the larger out-of-state financial institutions operating in Florida have increasingly focused on larger corporate customers and standardized loan and deposit products and services. Generally, these products and services are offered through less personalized delivery systems which has created a need for higher quality services to small and medium-sized businesses. In addition, consolidation of the Florida banking market has dislocated experienced and talented management and lending personnel. As a result of these factors, we believe that we have a substantial opportunity to attract additional banking customers and experienced management and lending personnel both within our current markets and in other markets to which we might expand in Florida.

      Our top five senior managers have an average of 27 years of banking experience. Our growth and focus on small and medium-sized business customers have attracted strong local management and lending teams who have significant banking experience, strong community contacts and strong business development potential in our markets. Our community banking offices are run by local bank presidents who have an average of 24 years of banking experience. They have a high degree of local decision-making authority, including the ability to customize products and services to meet the specific needs of the local market. Our management is compensated based on profitability, growth and loan production goals, and each market area is supported by a local advisory board of directors, which is provided with financial incentives to assist in the development of banking relationships throughout the community.

      We maintain a variety of support services to our community banking offices from our main office located in Jacksonville and our operations center in Tampa. These services include back office operations, investment portfolio management, credit administration and review, human resources, compliance, internal audit, administration, training and strategic planning. Core bank data processing, check clearing and other similar functions are currently outsourced to a major vendor. As a result, we can achieve cost efficiencies, maintain consistency in policies and procedures and allow our local management teams to concentrate on developing and enhancing customer relationships. We believe we can leverage our current infrastructure and systems to meet our growth and other financial goals.

      Our business strategies have resulted in strong growth in assets and profitability. We intend to continue to grow our business and become more efficient by attracting additional small to medium-sized business customers in our existing Florida markets, leveraging our existing infrastructure and capacity, utilizing technology to enhance our customer service and maximize deposit growth, and expanding into additional Florida markets.

Growth History

      We have grown substantially in both size and profitability since our formation. The table below sets forth data regarding the growth of key areas of our business from 1998 through the present.

						At and for the
	At and for the year ended December 31,					three months
						ended
	1998	1999	2000	2001	2002	March 31, 2003

	(Dollars in thousands)
Assets	$113,566	$218,163	$372,797	$522,323	$756,066	$840,057
Loans held for investment, net of deferred fees	67,131	157,517	285,526	401,444	550,455	589,133
Deposits	64,621	159,106	305,239	451,249	664,910	696,682
Shareholders’ equity	42,588	39,235	38,556	46,142	52,964	53,766
Net income (loss)	(4,593)	(1,847)	(1,080)	558	1,327	731
Non-performing loans to total loans	2.80%	1.46%	1.44%	0.36%	0.25%	0.26%
Net charge-offs to average loans	0.09	0.80	0.12	0.21	0.09	0.11

      Our historical financial results for fiscal 1998 to 2000 reflect the development of our company in its early stages, notably in connection with initial start-up costs and the raising and retention of capital to fund our planned growth. In 1998 and 1999, we incurred significant noninterest expenses for the start-up and infrastructure costs described above, while revenue items gradually increased as we began to source and originate loans and other earning assets. In the fourth quarter of 2000, we achieved profitability as these costs were spread over a larger asset base. We have maintained profitability and asset growth throughout fiscal 2001 and 2002 and the first two quarters of 2003.

      In the fourth quarter of 2002, we started a wholesale residential mortgage banking division that is managed as a separate line of business. We target markets in the eastern United States for wholesale origination of both adjustable and fixed rate mortgage loans. To minimize interest rate risk, we sell the mortgage loans we originate on a servicing-released basis in the secondary markets to government agencies or other investors. We have realized the following results in our mortgage banking division since its formation:

	Three Months Ended

	December 31, 2002	March 31, 2003

	(Dollars in thousands)
Mortgage loans originated	$98,001	$206,262
Net interest income	62	596
Noninterest income:
Gain on sale of mortgage loans	1,093	2,272
Mortgage loan processing fees	262	478
Noninterest expense	911	2,369
Income before income taxes	505	976

The Florida Market

      The favorable demographic and economic characteristics of the Florida market are key factors in our ability to grow our assets, achieve our financial goals and create stockholder value. In addition, we believe that the changes in the Florida market since the early 1990s have created an underserved market of Florida-based small and medium-sized businesses that we can successfully target.

      Florida is the fourth most populous state in the country with an estimated population in 2002 of approximately 16.7 million. In terms of population, Florida is expected to be among the five fastest-growing states in the U.S. over the period from 2002 to 2007, and the fastest-growing state of the ten most populous states over that period. We believe that Florida’s major metropolitan areas will benefit the most from this expansion. According to recent U.S. Census Bureau data, approximately 37% of the total population and 40% of the non-farm businesses in Florida are located in our current market areas. The Florida banking markets have grown over the past four years, with statewide deposits increasing from $210.1 billion in 1998 to $267.0 billion in 2002, representing a compounded annual growth rate of 6.18%. Florida’s economy has broadened from a reliance on tourism, agriculture and retirement living to a diversified base that includes significant levels of industrial and commercial trade. Accordingly, we expect that the local Florida markets will grow faster than most in the U.S. with less volatility than experienced in the past, providing opportunities for strong growth and potential profitability for us.

      The Florida market is currently characterized by the dominance of large out-of-state banking organizations. Today, Florida’s ten largest banking organizations by deposits are headquartered outside of Florida and more than 75% of the total deposits in the state are controlled by out-of-state organizations. We believe that consolidation within the banking industry in Florida has created a unique opportunity to build a successful, locally-oriented banking system. We believe that many small and medium-sized companies are interested in banking with a company headquartered in, and with decision-making authority based in, Florida and with established Florida bankers who have the expertise to act as trusted advisors. These customers are attractive to us because we believe that, if we serve them properly, we will be able to establish long-term relationships and provide multiple products to them, enhancing our overall profitability. Our community banking offices have been built around experienced bankers with lending expertise in the specific industries found in their market areas, allowing for responsive, personalized service.

Strategy

      Our objective is to further enhance our net income by continuing to grow and become more efficient. An important aspect of our growth strategy is the ability to service and effectively manage a large number of loans and deposit accounts in multiple markets in Florida. Accordingly, we have an operations infrastructure sufficient to support statewide lending and banking operations and have developed the following specific strategies:

•	Improve our profitability by:

•	Leveraging our existing infrastructure efficiently to support a larger volume of business and utilizing outsourcing to provide cost-effective operational support; and

•	Maximizing the efficiency and profitability of our wholesale mortgage operation.

•	Continue our loan growth by:

•	Focusing on key metropolitan markets;

•	Attracting small and medium-sized business customers that require the attention and service that a community-oriented bank is well suited to provide; and

•	Identifying and retaining local management teams that emphasize a high level of personalized customer service; and

•	Expanding into additional Florida markets.

•	Utilize technology to enhance our customer service and maximize deposit growth.

Improve our profitability by:

Leveraging our existing infrastructure efficiently to support a larger volume of business and utilizing outsourcing to provide cost-effective operational support.

      We have made significant investments in our infrastructure in order to centralize many of our critical operations, such as investment portfolio management, credit administration and review, human resources, compliance, internal audit, administration, training, strategic planning and data and loan application processing. We believe that our existing infrastructure can accommodate substantial additional growth without substantial additional capital expenditures. We believe that our existing infrastructure allows us to grow our business both geographically and with respect to the size and number of loan and deposit accounts. We also believe that the centralization of our administrative operations enables us to maximize efficiency through economies of scale, while allowing our bankers to focus on building and maintaining customer relationships.

      In addition, we use outside service providers where they can increase the efficiency of our operations. Currently, our data processing and certain bank operations, and almost all of our internal audit functions, are provided by outside service providers. We intend to continue to review our operations to determine where we can contain costs by using third party service providers.

Maximizing the efficiency and profitability of our wholesale mortgage operation.

      In the fourth quarter of 2002, we launched our wholesale mortgage banking division by hiring our management staff from HomeSide Lending, Inc. after its acquisition by Washington Mutual, Inc. We target markets in the eastern United States for origination of both adjustable and fixed rate mortgage loans. During the three months ended December 31, 2002 and March 31, 2003, we originated over $98.0 million and $206.3 million, respectively, in mortgage loan volume. We offer an extensive array of residential mortgage products which we sell in the secondary market to governmental agencies or other investors. To minimize interest rate risk, we sell these loans on a servicing-released basis. Our loans are originated primarily through a network of third party mortgage brokers. This distribution channel allows us to generate high levels of loan volume on a cost-effective basis through our 16 sales personnel who are primarily paid on a commission-only basis. In addition, as mortgage origination volume has increased during 2003, we have made the strategic decision to hire predominantly temporary and contract employees to meet this increased volume. As a result, approximately 25% of the personnel employed in our mortgage operation are temporary employees and a further 13% are commission-only employees. We believe this will allow us to vary the cost structure of our mortgage origination platform to maximize profits if overall mortgage volumes decline in the future.

      We intend to further leverage our investment in our mortgage operation by employing additional retail loan officers in our local markets and wholesale account executives in other major markets outside of Florida. We are emphasizing purchase loan originations in our retail network through our residential construction lending program, and in both our retail and wholesale mortgage lending channels by offering premium pricing and accelerated service levels. We also believe this initiative will allow us to continue to leverage our wholesale mortgage operation as interest rates increase and the volume of refinance activity declines as a percentage of the overall mortgage loan market.

Continue our loan growth by:

Focusing on key metropolitan markets.

      The established relationships of our bankers tend to be centered on the metropolitan areas that were the core business markets of the large independent Florida banks before the consolidation of the banking industry in Florida in the 1990s. In addition, these metropolitan areas contain a high concentration of our core small to medium-sized business customers. We also believe the nature of the business communities in Florida’s metropolitan markets provides us with a broad, diverse customer base that allows us to spread our lending risks throughout a number of different borrowers and industries. As a result, we intend to focus our development efforts on these market areas. We believe our focus on small to medium-sized businesses and the existing relationships of our bankers with these core customers provides us with a competitive advantage in the metropolitan market areas. We believe this competitive advantage will enable us to continue our growth and compete successfully in these markets.

Attracting small and medium-sized business customers that require the attention and service that a community-oriented bank is well suited to provide.

      Our business strategy concentrates on business customers with annual revenues between $5 million and $40 million. We believe these target customers are currently underserved in Florida. We believe that the Florida operations of many of the large out-of-state banks generally do not focus on small to medium-sized businesses, preferring instead to focus on retail consumer banking clients and larger commercial clients with revenues over $40 million. Smaller community banks, savings and loans, and credit unions tend to focus on residential mortgage loans, consumer loans and retail deposit accounts. Small and medium-sized businesses generally have the size and sophistication to demand customized products and services, which we believe our bankers are well-equipped to understand and respond to due to their experience and personal relationships with their clients. We believe that a significant amount of the growth we have experienced has been due to our concentration on this underserved segment of the marketplace. By continuing our focus on these customers, we expect to continue to grow in our current markets and to compete successfully as we enter new metropolitan markets.

Identifying and retaining local management teams that emphasize a high level of personalized customer service.

      We have identified individuals in each of our current markets who serve as the president of that community banking office. We believe that a management team that is familiar with the needs of its community can provide higher quality personalized service to local customers. Our local management teams have a significant amount of decision-making authority and are accessible to local customers. In addition, within each market area, our community banking offices have a local advisory board that is comprised of prominent members of the community, including business leaders and professionals. Certain members of the local boards may serve as members of our board of directors or the board of directors of Florida Bank, N.A. The directors of these local advisory boards act as our representatives within the community and are expected to promote the business development of each community banking office. We expect the members of our local advisory board and our lending officers to be active in the civic, charitable and social organizations in the local communities. Many members of the local management team hold leadership positions in a number of community organizations and we expect that they will continue to volunteer for other positions in the future. We believe that these strong local management teams will facilitate the growth in our current markets and enable us to compete successfully as we enter new markets.

Expanding into additional Florida markets.

      We have built our community banking system in our existing markets by assembling a local management team and local advisory board experienced in that particular market area and establishing a community banking office in that market either through the opening of a loan production office or a full service bank. In June 2002, we opened a loan production office in West Palm Beach that we recently expanded into a full service community banking office. We will also consider expansion into other selected Florida metropolitan areas if we believe it will enable us to grow our assets and profitability and is otherwise consistent with our strategic goals and objectives. If we expand into additional Florida markets, we intend to establish a local community banking office in that new market through de novo branching. We may, however, acquire existing banks if an attractive opportunity for such an acquisition becomes available.

      We may also establish loan production offices in new markets as a prelude to establishing full service community banking offices. Loan production offices would provide the same lending products and services to the local market as the community banking office with substantially less overhead expense. These offices would typically be staffed with a president, a senior lender and one administrative assistant. By opening loan production offices, we can begin to generate loans during the period we are preparing to open a full-service banking operation, staff the banking office and reduce the overall cost of expansion into a new market. These offices would also establish local advisory boards which would be responsible for promoting the growth of the office.

Utilize technology to enhance customer service and maximize deposit growth.

      We believe that there is a need within our market niche for consumer and commercial telephone banking and Internet banking. Our customers are provided access to detailed account information via a toll free number 24 hours a day and via DirectNet, our Internet banking product. DirectNet also enables our customers to execute transactions, download account information and pay bills electronically. In addition, DirectNet affords us the opportunity of opening deposit accounts both within and outside of the local markets. The DirectNet banking service and telephone banking are provided by our third-party data processor.

      We also offer origination of Automated Clearing House and Electronic Funds Transfers (ACH/EFT), automated wire transfer services, check imaging, lockbox services, account reconciliation, and other services through our Internet site or through other delivery channels. We believe that these services assist our community banking offices in retaining customers and also encourage our customers to maintain their total banking relationships with us. We believe that these products are particularly attractive for our commercial customers because most transactions can be handled over the Internet rather than over the phone or in person.

Lending Activities

      We oversee all lending activities centrally while still granting local authority to each community banking office. Our Chief Credit Officer is responsible for maintaining a quality loan portfolio and developing a strong credit culture throughout the entire organization. The Chief Credit Officer is also responsible for developing and updating the credit policy and procedures for the organization. In addition, he works closely with each lending officer at the community banking offices to ensure that the business being solicited is of the quality and structure that fits our desired risk profile. Credit quality is controlled through uniform compliance to credit policy. Our risk-decision process is actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability.

      Our credit approval process consists of a system of dual credit authority with a cumulative feature for larger credits. Our Chief Credit Officer has the authority to manage and adjust the levels of credit authority within our bank. We utilize a house lending limit that limits the maximum credit exposure to any one borrower. As of March 31, 2003, this limit was $7.4 million. Within this house lending limit, we utilize an exposure matrix methodology that further limits maximum exposure based on a combination of the assigned risk rating of the credit and a percentage of the house limit. These limits reflect our desire for diversification and granularity in our loan portfolio. Any changes to these limits require the approval of our board of directors. Risk management requires active involvement with our customers and active management of our portfolio. The Chief Credit Officer reviews our credit policies with the local management teams at least annually but will review it more frequently if necessary. The results of these reviews are then presented to our board of directors. The purpose of these reviews is to attempt to ensure that the credit policy remains compatible with our short and long-term business strategies. Our Chief Credit Officer will also generally require all individuals charged with risk management to reaffirm their familiarity with the credit policy annually.

      We focus our marketing efforts on attracting small and medium-sized business customers with annual revenues between $5 million and $40 million, which include:

•	professionals, such as physicians and attorneys;

•	service companies;

•	manufacturing companies; and

•	other small and medium-sized businesses with real estate or other collateral to secure their indebtedness to us.

      Because we focus on small and medium-sized business customers, the majority of our loan portfolio is in the commercial area with an emphasis placed on commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment. However, in an effort to maintain a high level of credit quality, we attempt to ensure that the commercial real estate loans are made to borrowers who occupy the real estate securing the loans or investment properties occupied by creditworthy tenants or seasoned investment properties. In addition, we have attracted and will continue to attract consumer business. We expect to develop most of our business through our lending officers and local advisory boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

      We offer a wide range of short to long-term commercial and consumer loans and have grown our loan portfolio substantially since our formation. The following table provides information about the growth of our portfolio of loans held for investment by type of loan from 1998 to the present.

	At December 31,

	1998	1999	2000	2001	2002	At March 31, 2003

	(Dollars in thousands)
Commercial real estate	$25,326	$69,261	$158,654	$210,373	$313,120	$336,271
Commercial	33,103	68,991	102,391	142,911	166,122	173,184
Residential mortgage	6,047	10,846	9,796	22,309	23,080	30,063
Consumer	2,021	7,246	13,036	23,158	45,860	48,313
Credit card and other	796	1,244	1,747	2,912	2,792	1,953
Net deferred loan fees	(162)	(71)	(98)	(219)	(519)	(651)

Loans held for investment, net	$67,131	$157,517	$285,526	$401,444	$550,455	$589,133

      Commercial Real Estate Loans. Our commercial real estate loan portfolio consists primarily of loans to our small and medium-sized business customers who occupy their place of business and who secure their indebtedness to us with real or other property and, in most cases, personal guarantees. We also offer commercial real estate loans to developers of both commercial and residential properties. Our strategy is to seek to develop long-term relationships with select businesses, investors and real estate professionals. In making these loans, we utilize traditional credit analysis and manage credit risk by actively monitoring such measures as the financial condition of the borrower and debt service coverage of the property, as well as the advance rate, cash flow, collateral value and other appropriate credit factors. In the real estate development area, we typically make loans only to developers that have an established record of project completion and repayment. We closely monitor the status of each loan and the underlying project throughout its term.

      At March 31, 2003, commercial real estate loans represented approximately 57.0% of our loans held for investment.

      Commercial Loans. Our commercial lending consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment, and other commercial assets. The majority of our business loan portfolio is secured by real estate, accounts receivable, inventory, equipment and/or general corporate assets of the borrower, as well as the personal guarantee of the principal.

      Commercial loans can contain risk factors unique to the business of each customer. In order to mitigate these risks and better serve our customers, we seek to gain an understanding of the business of each customer so that we can place appropriate value on collateral taken and structure the loan to maintain collateral values at appropriate levels. We manage credit risk by actively monitoring such measures as advance rate, cash flow, collateral value, ability to repay and other appropriate credit factors. We also rely on the experience of our bankers and their relationships with our customers to aid our understanding of the customer and their business.

      At March 31, 2003, commercial loans represented approximately 29.4% of our loans held for investment.

      Consumer Loans. Our consumer loans consist primarily of installment loans to individuals for personal, family and household purposes. In evaluating these loans, we require our lending officers to review the borrower’s level and stability of income, past credit history, and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we require that our banking officers maintain an appropriate margin between the loan amount and collateral value. Many of our consumer loans are made to the principals of the small and medium-sized businesses for whom the community banking offices provide banking services.

      At March 31, 2003, consumer loans represented approximately 8.2% of our loans held for investment.

      Residential Mortgage Loans. Our residential mortgage loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures.

      At March 31, 2003, residential mortgage loans represented approximately 5.1% of our loans held for investment.

      Credit Card and Other Loans. We have issued credit cards to certain of our customers. In determining to whom we will issue credit cards, we evaluate the borrower’s level and stability of income, past credit history and other factors. Finally, we make additional loans such as overdraft protection lines of credit, which may not be classified in one of the above categories. In making such loans, we attempt to ensure that the borrower meets our credit quality standards.

      At March 31, 2003, credit card and other loans represented approximately 0.3% of our loans held for investment.

      Loans Held for Sale. In the fourth quarter of fiscal 2002, our wholesale mortgage division commenced operations. This division originates residential mortgage loans through a network of third party mortgage brokers, and sells them in the secondary mortgage market. Loans held for sale at March 31, 2003 were approximately $90.0 million and consisted entirely of wholesale residential mortgage loans. Due to our high wholesale mortgage loan origination volume and the substantially higher volume of mortgage loan origination activity nationally, the major secondary market purchasers of these loans were unable to complete loan purchases within their typical time frame. This has resulted in a higher level of loans held for sale at March 31, 2003. We believe that as our volume of activity decreases and the major purchasers of loans return to their typical purchase schedule, our level of loans held for sale will decrease.

Investments

      We invest primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, obligations of agencies of the United States and mortgage-backed securities. Our current investment policy permits purchases primarily of securities which are rated investment grade by a nationally recognized rating agency, and substantially all of the investments in our portfolio at March 31, 2003 were rated in one of the two highest grades. We also enter into federal funds transactions with our principal correspondent banks, and act as a net seller of such funds, which amounts to a short-term loan from us to another company. Our investment portfolio at March 31, 2003 totaled $51.0 million.

Funding

      We fund our lending activities by offering a broad range of deposit products within our local markets, including interest-bearing and noninterest-bearing deposit accounts, such as commercial and retail checking accounts, money market accounts, individual retirement accounts, regular and premium rate interest-bearing savings accounts and certificates of deposit with a range of maturity date options. The primary sources of these deposits are small and medium-sized businesses and individuals. In each market, senior management has the authority to set rates within specified parameters in order to remain competitive with other financial institutions located in the identified market.

      In addition to deposits within the local markets, we utilize brokered certificates of deposits to supplement our funding needs, particularly with respect to our mortgage banking business. Brokered CDs are sold by various investment firms which are paid a fee by the bank for placing the deposit. Depending on current market conditions, the cost of brokered deposits may be slightly lower than the cost of the same deposits in the local markets. All deposits are insured by the FDIC up to the maximum amount permitted by law. Approximately 50% of our total deposits at March 31, 2003 consisted of certificates of deposit of $100,000 or more.

      We also have short term funding available through our various federal funds lines of credit with other financial institutions and our membership in the Federal Home Loan Bank of Atlanta, which provides us the availability of participation in loan programs with varying maturities and terms. At March 31, 2003, we had borrowings from the Federal Home Loan Bank of Atlanta in the amount of $7.5 million.

      Finally, we have a senior holding company line of credit with SunTrust Bank, Atlanta, with a borrowing capacity of $7.5 million. We intend to use a portion of our net proceeds from this offering to repay all borrowings outstanding under this facility.

Noninterest Income

      Gains on Sale of Loans. We may originate or purchase a loan at a price (i.e., interest rate and discount) that may be higher or lower than we would receive if we immediately sold the loan in the secondary market. These pricing differences occur principally as a result of competitive pricing conditions in the primary loan origination market. We may also recognize a gain or loss on sale of a loan as a result of changes in interest rates, which cause changes in the market value of a loan, or commitments to originate or purchase a loan, from the time the price commitment is given to the customer until the time that we sell the loan to an investor. To reduce the effect of interest rate changes on the gain or loss on loan sales, we generally commit to sell all of our warehouse loans (i.e., mortgage loans that have closed) and our pipeline loans (i.e., mortgage loans which are not yet closed but for which the interest rate has been established) to investors for delivery at a future time for a stated price. In addition, we utilize the services of a third party provider to manage interest rate risk and execute our pipeline hedging strategy.

      Mortgage Loan Processing Fees. Mortgage loan processing fees are comprised of fees earned on the origination of residential mortgage loans and fees charged to review loan documents for purchased residential mortgage loan production.

      Service Fees. In order to capture additional noninterest income, we have implemented a service charge fee schedule, which is competitive with other financial institutions in the community banking offices’ market areas, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

      ACH/EFT Services. We offer various Automated Clearing House and Electronic Funds Transfer services to commercial customers throughout the United States. These services include payroll direct deposits, payroll tax payments, electronic payments and other funds transfers. The services are customized to meet the needs of the customer and offer an economical alternative to paper checks and drafts.

      Stored Value Cards. We offer stored value (prepaid debit) cards to commercial customers. These cards are issued primarily to facilitate incentive payments, payroll disbursements, customer loyalty programs, and as gift cards. The bank derives income from use of the prepaid funds and fee income from issuing and servicing the cards.

      Investment Advisory and Insurance Services. Beginning in the first quarter of 2003, we began to offer certain alternative investment products through our financial services subsidiary, FB Financial Services, Inc. These products include equities, fixed-income products, equity and bond mutual funds, unit investment trusts, life insurance policies, and, to the extent permitted by applicable regulations, fixed and variable annuities. This program expands our offering of financial products in response to demand from customers seeking a single source for their financial services needs.

Other Services

      Specialized Consumer Services. We offer specialized products and services to our customers, such as lock boxes, traveler’s checks and safe deposit services.

      Courier Services. We offer courier services to our customers. Courier services, which we may either provide directly or through a third party, permit us to provide the convenience and personalized service our customers require by scheduling deposit pick-ups. We currently offer courier services only to our business customers. We have received regulatory approval for and are currently offering courier services in all of our existing markets and expect to apply for approval in other market areas.

      Automatic Teller Machines (ATMs). Presently, we do not expect to establish an ATM network although we currently provide 3 ATMs in certain local markets and in the future other banking offices may provide one or more ATMs in their local market. As an alternative, we have made other financial institutions’ ATMs available to our customers and offer customers up to ten free ATM transactions per month.

      Other Products and Services. We intend to evaluate other services, such as trust services and other permissible activities. We expect to introduce these services in the future as they become economically viable.

Asset/Liability Management

      Our objective is to manage assets and liabilities to provide a satisfactory level of consistent operating profitability within the framework of established liquidity, loan, investment, borrowing and capital policies. Our Chief Financial Officer is primarily responsible for monitoring policies and procedures that are designed to maintain an acceptable composition of the asset/liability mix while adhering to prudent banking practices. The overall philosophy of management is to support loan growth primarily through growth of core deposits. Management intends to continue to invest the largest portion of our earning assets in commercial, industrial and commercial real estate loans.

      Our asset/liability mix is monitored on a daily basis, with monthly reports presented to our Asset/Liability Management Committee. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on our bank’s earnings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Analysis of Financial Condition — Interest Rate Risk Management.”

Competition

      Competition among financial institutions in Florida is intense. We primarily compete with the Florida operations of large out-of-state commercial banks and Florida-based regional commercial banks. In addition, we compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, larger branch networks, and are able to offer a broader range of products and services than us.

      Various legislative actions in recent years have led to increased competition among financial institutions. As a result of such actions, most barriers to entry to the Florida market by out-of-state financial institutions have been eliminated. Recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. With the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, financial institutions located outside of Florida may now more easily enter the markets currently and proposed to be served by us. In addition, the Gramm-Leach-Bliley Act repealed certain sections of the Glass-Steagall Act and amended sections of the Bank Holding Company Act. The future effect of these changes in regulations could be far ranging in their impact on traditional banking activities. Mergers, partnerships and acquisitions between banks and other financial and service companies could dramatically affect competition within our markets.

      We cannot assure you that the United States Congress, the Florida Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures us. Our failure to compete effectively for deposit, loan and other banking customers in our market areas could have a material adverse effect on our business, future prospects, financial condition or results of operations.

Data Processing

      We currently have an agreement with Metavante Corporation (formerly M&I Data Services) to provide core processing and certain customer products. Metavante Corporation, a wholly owned subsidiary of Marshall & Ilsley Corporation, provides services to more than 5,100 clients including the largest 20 banks in the United States. We believe that Metavante will be able to provide state-of-the-art data processing and customer service-related processing at a competitive price to support our future growth. We believe the Metavante contract to be adequate for our business expansion plans.

Employees

      We presently employ a combined total of 227 persons on a full-time basis and 13 persons on a part-time basis and will hire additional persons, including additional tellers, mortgage loan processors and financial service representatives, as needed to support our growth.

Nonbanking Subsidiaries

      In April 2000, we formed FB Financial Services, Inc. for the purpose of providing non-traditional banking and financial services to our customers. Beginning in the first quarter of 2003, we began to offer these products, primarily through our Ft. Lauderdale banking office. These include equities, fixed-income products, equity and bond mutual funds, unit investment trusts, life insurance policies, and, to the extent permitted by applicable regulations, fixed and variable annuities.

      We have the following directly and wholly owned nonbanking subsidiaries that are currently active: Florida Banks Statutory Trust I, a Connecticut business trust, issued $6 million in trust preferred securities in December 2001, which are guaranteed by us; Florida Banks Capital Trust II, a Delaware business trust, issued $4 million in trust preferred securities in April 2002, which are guaranteed by us; Florida Banks Capital Trust I, a Delaware business trust, issued $4 million in trust preferred securities in June 2002, which are guaranteed by us; Florida Banks Statutory Trust II, a Connecticut business trust, issued $3 million in trust preferred securities in December 2002, which are guaranteed by us; and Florida Banks Capital Trust III, a Connecticut business trust, issued $3 million in trust preferred securities in June 2003, which are guaranteed by us.

Properties

      We lease our main offices located at 5210 Belfort Road, Suite 310, Concourse II, Jacksonville, Florida 32256. We lease six banking offices and an operations center in the following locations: Jacksonville, Tampa, Fort Lauderdale, St. Petersburg/Clearwater, Gainesville, Ocala, Tampa — Operations Center and West Palm Beach. In the fall of 2003, our Fort Lauderdale office will be moving its operations to leased space in downtown Fort Lauderdale. We own the property for our offices in Gainesville. We also lease the space for our mortgage division business in Jacksonville.

      In September 2002, we purchased a parcel of land for the purpose of constructing our corporate headquarters and the Jacksonville banking office. In June 2003, we entered into a contract to sell the property to a developer for construction of the offices and concurrently entered into a lease to occupy a portion of the building beginning in May 2004.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors are set forth in the following table:

Name	Position(1)

Charles E. Hughes, Jr.	President, Chief Executive Officer and Director
T. Edwin Stinson, Jr.	Chief Financial Officer, Secretary, Treasurer and Director
Richard B. Kensler	Chief Credit Officer
M.G. Sanchez	Chairman of the Board
Nancy E. LaFoy	Director
T. Stephen Johnson	Director
Clay M. Biddinger	Director
P. Bruce Culpepper	Director
J. Malcolm Jones, Jr.	Director
Wilford C. Lyon, Jr.	Director
W. Andrew Krusen, Jr.	Director
David McIntosh	Director
Dr. Adam W. Herbert, Jr.	Director

(1)	Our board of directors is divided into three staggered classes.

      Charles E. Hughes, Jr., age 59, has served as our President, Chief Executive Officer and director since January 1998 and as President, Chief Executive Officer, and director of Florida Bank, N.A. since our acquisition of First National Bank of Tampa in August 1998. Prior to his service with us, Mr. Hughes served as Chairman of the Board, President and Chief Executive Officer of SouthTrust Bank of Florida, N.A. At SouthTrust, Mr. Hughes was responsible for negotiating bank acquisitions in Florida and overseeing the entire Florida operations for SouthTrust. Prior to joining SouthTrust, Mr. Hughes served as Executive Vice President and Chief Financial Officer of Baptist Health System, Inc., a hospital management corporation from 1990 to 1992. Prior to his service with Baptist Health System, Inc., Mr. Hughes served as Executive Vice President of Florida National Banks of Florida, Inc. and President of Florida National Bank in Jacksonville from 1983 until Florida National Bank merged with First Union National Bank in 1990.

      T. Edwin Stinson, Jr., age 50, has served as our Chief Financial Officer, Secretary, Treasurer and director since our acquisition of First National Bank of Tampa in August 1998. Mr. Stinson holds these same offices with Florida Bank, N.A. Mr. Stinson served as Executive Vice President, Chief Operating Officer and as a director of First National Bank of Tampa from 1993 until its acquisition by us in August 1998. Prior to his service with First National Bank of Tampa, Mr. Stinson served as the President of Florida State Bank and Emerald Coast State Bank in Northwest Florida. Mr. Stinson has been involved in the banking industry since 1978.

      Richard B. Kensler, age 52, has served as our Chief Credit Officer since April 1998. Prior to his service with us, Mr. Kensler had served as a senior credit officer for Signet Banking Corporation since 1987. Mr. Kensler’s banking career began in the Florida market when he served as an Assistant Vice President and Special Assets Manager for Sun Banks of Florida, Inc. in Orlando from 1972 to 1980.

      M. G. Sanchez, age 68, has served as our Chairman of the Board since February 1998. Since the acquisition of First National Bank of Tampa in August 1998, Mr. Sanchez has also served as Chairman of the Board of Florida Bank, N.A. Prior to his service with us, Mr. Sanchez worked independently as a bank management consultant. From 1986 to 1997, Mr. Sanchez served as President and Chief Executive Officer of The FBF Management Group, a provider of management consulting services to banks in Florida. Mr. Sanchez periodically performed contract work with T. Stephen Johnson & Associates, Inc., a financial services consulting firm. Prior to his service with The FBF Management Group, from 1979 to 1986, Mr. Sanchez served as the President and Chief Executive Officer of First Bankers Corporation of Florida, a bank holding company with nine subsidiary banks in Florida that was acquired by First Union Corporation in 1986. Mr. Sanchez has also served as a Member of the Board of Directors for the Miami branch of the Federal Reserve Bank of Atlanta and a Member of the Governors Advisory Committee on Interstate Banking.

      Nancy E. LaFoy, age 47, has served as one of our directors since our inception and as a director of Florida Bank, N.A. since August 1998. Prior to the acquisition of First National Bank of Tampa, Ms. LaFoy served as our Secretary and Treasurer. Ms. LaFoy has served as Senior Vice President of T. Stephen Johnson & Associates, Inc. (“TSJ&A”), a financial services consulting firm, since 1987. Prior to her service with TSJ&A, Ms. LaFoy served as Assistant Vice President with Wachovia Corporation in Atlanta, Georgia, formerly First National Bank of Atlanta, from 1984 to 1987 and has seven years of bank regulatory experience with the Federal Reserve Bank of Atlanta. Ms. LaFoy has been involved in the banking industry since 1977.

      T. Stephen Johnson, age 53, has served as one of our directors since our inception and as our Vice Chairman since February 1998. Mr. Johnson served as a director of Florida Bank, N.A. from August 1998 until January 2003. Mr. Johnson has served as the Chairman of the Board of TSJ&A, a financial services consulting firm, since its inception in 1987. TSJ&A specializes in mergers, acquisitions and regulatory consulting for financial institutions. Through TSJ&A, Mr. Johnson founded and serves as Chairman Emeritus of NetB@nk, Inc., a publicly-traded company which offers a full service financial bank system of home banking via the Internet. Mr. Johnson has founded and serves as Chairman of several financial services companies including: Directo, Inc., which provides financial products/services to the un-banked market through the employer; Teamstaff, a publicly traded company in the human capital management area; and TSJ Advisory, Inc., a registered investment advisory firm providing analytical investment advice. In addition, he is the principal owner of Bank Assets, Inc., a provider of benefit programs for directors and officers of banks.

      Clay M. Biddinger, age 47, has served as one of our directors since April 1998. Mr. Biddinger served as a director of Florida Bank, N.A. from August 1998 until January 2003. Mr. Biddinger is the founder of, and has served as the Chief Executive Officer of Bay4 Capital, LLC, since March of 1999. Mr. Biddinger has more than 25 years experience in the financial services industry including experience as an entrepreneur, founder, chairman, and chief executive officer of Sun Financial Group, Inc., which merged with GATX Capital in October 1995. Mr. Biddinger is also Chairman of Hyphos 360, Inc., a marketing services company.

      P. Bruce Culpepper, age 61, has served as one of our directors since April 1998 and as a director of Florida Bank, N.A. since August 1998. Mr. Culpepper has been an attorney with the Florida-based law firm of Akerman Senterfitt since 1997 and is managing shareholder of the firm’s Tallahassee office.

      J. Malcolm Jones, Jr., age 50, has served as one of our directors since April 1998. Mr. Jones has served as a director of Florida Bank, N.A. since August 1998. Mr. Jones is currently a private investor. From 1997 through 1999, Mr. Jones was Senior Vice President of The St. Joe Company, a publicly traded real estate and timber company and, from 1995 to 1997, Mr. Jones served as The St. Joe Company’s Vice President and Chief Financial Officer. Mr. Jones formerly served as President, Chief Executive Officer and Vice Chairman of the Board of Florida Bank, a Florida savings bank.

      Wilford C. Lyon, Jr., age 68, has served as one of our directors since April 1998 and as a director of Florida Bank, N.A. since August 1998. Prior to his service with us, Mr. Lyon served as Chairman of the Board and Chief Executive Officer of the Independent Insurance Group, Inc., a publicly traded company. Mr. Lyon retired from that position on February 29, 1996 when the company merged with the American General Corporation, a publicly traded company. Mr. Lyon has also served on the Board of Florida

National Banks of Florida, Inc. from 1983 to 1990 when it merged with First Union National Bank of Florida; and thereafter he served on the Board of First Union National Bank of Florida until 1991.

      W. Andrew Krusen, Jr., age 54, has served as one of our directors and as a director of Florida Bank, N.A. since August 1998. Mr. Krusen served as Chairman of the Board of First National Bank of Tampa from 1991 until its acquisition by us in August 1998. Since 1988, Mr. Krusen has served as Chairman of the Board of Dominion Energy and Minerals Corporation, an oil and gas concern, and is Chairman and Chief Executive Officer of Dominion Financial Group International, Inc., a merchant banking company which provides investment capital to various emerging business enterprises. Mr. Krusen is a director of publicly traded Memry Corporation and Raymond James Trust Company.

      David McIntosh, C.P.A., age 56, has served as one of our directors since April 1998. Mr. McIntosh served as a director of Florida Bank, N.A. from August 1998 until January 2003. Mr. McIntosh has served as Chairman of MitBank USA, Inc., an environmental asset management company, since 1999. From 1984 until 1998, Mr. McIntosh served as the Chief Executive Officer of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A., a statewide law firm. He joined Coopers & Lybrand, CPA’s, in 1969 and retired from that firm in 1984 having served as Partner-in-Charge of Tax Services in West Palm Beach. Mr. McIntosh served on the Board of Directors of U.S. Diagnostic, Inc., a publicly traded company from 1998 until its liquidation in December 2002.

      Dr. Adam W. Herbert, Jr., age 59, has served as one of our directors since May 2002. Dr. Herbert served as a director of Florida Bank, N.A. from May 2002 to January 2003. Dr. Herbert has served as a Regents Professor and Executive Director at the Florida Center for Public Policy and Leadership of the University of North Florida since 2001. From 1998 to 2001, Dr. Herbert served as the Chancellor of the Board of Regents of the State University System of Florida. He previously held the position of President of the University of North Florida from 1989 to 1998. Since 2001, Dr. Herbert has been a director of AvMed Health Plan and State Farm Florida Insurance Group. From 1989 to 1998, Dr. Herbert served as a member of the Board of Directors of Barnett Bank.

PRINCIPAL SHAREHOLDERS

      The following table presents information regarding beneficial ownership of our common stock as of July 11, 2003 by:

•	each person known by us to beneficially hold more than 5% of our voting common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our executive officers and directors as a group.

	Shares
	Beneficially	Percentage of
Name of Beneficial Owner	Owned(1)	Total (2)

Directors and Executive Officers
Clay M. Biddinger	165,675(3)	2.43%
P. Bruce Culpepper	14,500(4)	*
Dr. Adam W. Herbert, Jr.	500	*
Charles E. Hughes, Jr.	239,445(5)	3.47%
T. Stephen Johnson	182,250(6)	2.64%
J. Malcolm Jones, Jr.	83,500(7)	1.23%
Richard B. Kensler	33,055(8)	*
W. Andrew Krusen, Jr.	178,329(9)	2.60%
Nancy E. LaFoy	27,000(10)	*
Wilford C. Lyon, Jr.	81,900(11)	1.20%
David McIntosh	14,225(12)	*
M.G. Sanchez	160,000(13)	2.33%
T. Edwin Stinson, Jr.	167,766(14)	2.45%
All directors and executive officers as a group (13 Persons)	1,348,145(15)	18.65%
Five Percent Shareholders
Carl Smith	434,600(16)	6.39%
Carlson Capital L.P.	407,240(17)	5.98%

*	Less than 1% of outstanding shares.

(1)	“Beneficial Ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within sixty days of the date of this prospectus. Beneficial ownership as reported in the above table has been determined in accordance with Rule l3d-3 of the Securities Exchange Act of 1934. Pursuant to the rules of the Securities and Exchange Commission, shares of our common stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned subject to community property laws where applicable.

(2)	The percentages are based upon 6,805,361 shares of our common stock issued and outstanding as of July 11, 2003.

(3)	Includes 7,000 shares subject to immediately exercisable options. Includes 73,500 shares of our common stock held by CMB Capital, LLC, of which Mr. Biddinger is the managing member.

(4)	Includes 7,000 shares subject to immediately exercisable options.

(5)	Includes 100,000 shares subject to immediately exercisable options. Although options to purchase 30,000 of such 100,000 shares will become vested and exercisable in equal amounts over the next three years, these shares are considered immediately exercisable because upon the termination of Mr. Hughes’ employment with us for any reason (by either Mr. Hughes or us) all such options will become immediately exercisable.

(6)	Includes 75,000 shares subject to immediately exercisable options and 13,500 shares subject to immediately exercisable options granted to Mr. Johnson’s wife. Includes 13,500 shares which are owned by Mr. Johnson’s wife, 10,000 shares which are held by Mr. Johnson’s wife as a custodian for their children, and 250 shares which are held by Mr. Johnson as a custodian for his nephew.

(7)	Includes 7,000 shares subject to immediately exercisable options.

(8)	Includes 28,000 shares subject to immediately exercisable options.

(9)	Includes 47,000 shares subject to immediately exercisable options. Includes 17,000 shares which are held jointly with Mr. Krusen’s wife; 54,000 shares which are held by a limited partnership of which Mr. Krusen, his spouse, his three children, and a corporation owned by Mr. Krusen and his spouse are the only limited partners and of which the general partner is a corporation owned by Mr. Krusen and his spouse; 5,000 shares which are held by a partnership, of which the general partner is a corporation owned by Mr. Krusen and his wife; 20,000 shares which are held in trust for the benefit of Mr. Krusen’s wife; and 3,329 shares which are held for Mr. Krusen’s children in a trust, of which Mr. Krusen is the trustee.

(10)	Includes 17,000 shares subject to immediately exercisable options.

(11)	Includes 7,000 shares subject to immediately exercisable options, and 13,000 shares held by Mr. Lyon’s spouse.

(12)	Includes 7,000 shares of common stock subject to immediately exercisable options.

(13)	Includes 75,000 shares subject to immediately exercisable options.

(14)	Includes 40,000 shares subject to immediately exercisable options and 101,291 shares held jointly with Mr. Stinson’s spouse and 2,000 shares which are held in trust for the benefit of Mr. Stinson’s children.

(15)	Includes 430,500 shares subject to immediately exercisable options.

(16)	Based on Amendment No. 2 to Schedule 13G filed with the SEC on March 31, 2003, includes 25,000 shares of common stock controlled by Mr. Smith’s wife and 1,000 shares of common stock held by Mr. Smith’s wife. Mr. Smith’s address is P.O. Box 505, Greer, South Carolina 29652.

(17)	Based on Amendment No. 3 to Schedule 13D filed with the SEC on May 28, 2003, includes 21,200 shares of our common stock owned individually by Clint D. Carlson. The address for Carlson Capital L.P. is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

      There are no arrangements known to us, the operation of which may, at a subsequent date, result in a change in control of us.

DESCRIPTION OF CAPITAL STOCK

General

      We are authorized to issue 30,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 50,000 shares of preferred stock have been designated as the Series C preferred stock. As of July 11, 2003, 6,805,361 shares of common stock and 50,000 shares of Series C preferred stock, $100 par value per share, were issued and outstanding, held by 241 shareholders and 1 shareholder of record, respectively.

      The following summary of the common stock and preferred stock is qualified in its entirety by reference to our articles of incorporation, our bylaws, and the Florida Business Corporation Act, as amended.

Common Stock

      Subject to such preferential rights as may be granted by our board of directors in connection with any issuances of preferred stock, holders of shares of common stock are entitled to receive such dividends as may be declared by our board of directors in its discretion from funds legally available therefor. At this time, the board of directors intends to retain all earnings to support anticipated growth in our current operations and the bank and to finance future expansion. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of preferred stock and indebtedness by us. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including our earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by our board of directors. Upon our liquidation, dissolution or winding up, after payment of creditors, our remaining net assets will be distributed pro rata to the holders of common stock, subject to any liquidation preference of the holders of preferred stock. See “— Preferred Stock.” No preemptive rights, conversion rights, or redemption or sinking fund provisions exist with respect to the shares of common stock. All of the outstanding shares of common stock are, and the shares to be outstanding upon completion of the offering will be, duly and validly authorized and issued, fully paid and nonassessable.

      Holders of common stock are entitled to one vote per share of common stock held of record on all such matters submitted to a vote of the shareholders. Holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of common stock will not be able to elect any persons to our board of directors.

Preferred Stock

      Our board of directors may, without approval of our shareholders, from time to time authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as our board of directors may determine. The relative rights, preferences and limitations that our board of directors has the authority to determine as to any such series of preferred stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Because our board of directors has the power to establish the relative rights, preferences and limitations of each series of preferred stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of shares of common stock. Although our board of directors has no intention at the present time of doing so, it could cause the issuance of preferred stock that could discourage an acquisition attempt or other transactions that some, or majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

      On December 31, 2002, we issued 50,000 shares of Series C preferred stock for $100.00 per share to a single shareholder through a private placement. Shares of our Series C preferred stock are non-convertible. Non-cumulative cash dividends accrue at five percent annually and are payable quarterly in arrears. In August 2003, subject to regulatory approval, we intend to exchange all of the Series C preferred stock for shares of Series D preferred stock, which will be substantially similar to the Series C preferred stock, except the Series D preferred stock will be immediately converted into 500,000 shares of our common stock. The preferred shareholder has formally applied for the necessary regulatory approvals for this exchange.

Warrants

      Warrants to purchase 80,800 shares of our common stock were granted to certain foreign investors in February 1998. As of July 11, 2003, warrants to purchase 76,800 shares of our common stock remained outstanding. The exercise price for such warrants is $10.00 per share and the warrants will be exercisable until July 30, 2005. The shares underlying the warrants will be “restricted securities” and no registration rights were granted in connection with the issuance of such warrants.

Registration Rights

      Upon the exchange of the Series C preferred stock for the Series D preferred stock, the holders of Series D preferred will have registration rights for the 500,000 shares of our common stock issuable upon conversion of the Series D preferred stock. Under the terms of the Series D preferred stock we will be obligated to register these 500,000 shares of common stock. However, the holder of the Series C preferred stock has agreed to waive this registration requirement for a period of 180 days from the date of this prospectus. In addition, the holder of the Series C preferred stock has agreed, for a period of 180 days from the date of this prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares of common stock (including any shares that may be issued upon conversion of the Series D preferred stock) without prior written consent of SunTrust Capital Markets, Inc.

Anti-Takeover Effects of Our Articles of Incorporation, Bylaws and Florida Law

      Certain provisions of our articles of incorporation, our bylaws and Florida law summarized below may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our shareholders.

Our Articles of Incorporation and Bylaws

      Our articles of incorporation contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions that are not approved by three-quarters of our board of directors. Our articles of incorporation require, in addition to any other approval or consent required under Florida law, the affirmative vote or consent of the holders of at least two-thirds of the shares of each class of stock entitled to vote in elections of directors to approve the following “Covered Transactions”:

•	any merger or consolidation of us or any of our subsidiaries with or into any interested person, regardless of the identity of the surviving corporation,

•	the sale, lease or other disposition of all or any substantial part (assets having an aggregate fair market value of twenty-five percent (25%) of our total assets) of our assets or any of our subsidiaries to any interested person for cash, real or personal property, including securities, or any combination thereof,

•	issuance or delivery of our voting securities or the voting securities of our subsidiaries to any interested person in consideration for or in exchange of any securities or other property (including cash), or

•	our liquidation.

      An “interested person” includes any person who, (1) as of the record date for the determination of shareholders entitled to notice of any Covered Transaction and to vote thereon or consent thereto, as of the date of such vote or consent, or immediately before consummation of any Covered Transaction owns beneficially five percent or more of our voting stock entitled to vote in elections of directors and (2) is a party to the transaction. If three-fourths (75%) of our entire board of directors has approved the Covered Transaction, only the affirmative vote of a majority of each class of stock entitled to vote in elections of directors is required to approve a Covered Transaction. In addition, our articles of incorporation require, in addition to any approval or consent required under Florida law, any other provision in the articles of incorporation or otherwise, the separate approval by the holders of a majority of the shares of each class of our stock entitled to vote in elections of directors which are not beneficially owned, directly or indirectly, by an Interested Person, of any Covered Transaction other than our liquidation, if an interested person is a party to such transaction; provided, that such approval is not required if:

•	the consideration to be received by the holders of our stock meets certain minimal levels determined by a formula set forth in the articles of incorporation (generally the highest price paid by the interested person for any shares which he has acquired),

•	there has been no reduction in the average dividend rate from that which was obtained prior to the time the interested person became an interested person, and

•	the consideration to be received by shareholders who are not interested persons shall be paid in cash or in the same form as the interested person previously paid for shares of such class of stock.

      These provisions of our articles of incorporation, as well as the article establishing a classified board of directors, may be amended, altered, or repealed only by the affirmative vote or consent of the holders of at least 75% of the shares entitled to vote in elections of directors. The effect of these provisions is to make it more difficult for a person, entity or group to effect a change in our control through the acquisition of a large block of our voting stock.

Provisions of Florida Law

      We are subject to several anti-takeover provisions under Florida law that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have elected to opt-out of provisions of the Florida Business Corporation Act (FBCA) concerning affiliated transactions but have elected to remain subject to the provisions of the FBCA concerning control share acquisitions.

      Section 607.0902 of the FBCA prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the board of directors approves the control share acquisition or the holders of a majority of the corporation’s voting shares approve the granting of voting rights to the acquiring party. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3,

•	1/3 or more but less than a majority, or

•	a majority or more.

      There are some exceptions to the “control share acquisition” rules. In addition, our articles of incorporation expressly authorize us to redeem control shares acquired in a control share acquisition at the fair market value of the shares to the fullest extend permitted by the statute. The purpose of the control share acquisition provisions of the FBCA is to protect shareowners of Florida corporations by providing them with an opportunity to decide whether a change in corporate control is desirable. This statute effectively places our shareowners on equal ground with a potential acquiror by nullifying the voting power of “control shares” acquired by those who may seek to acquire us without first approaching the board of directors. The application of these rules to us by virtue of the FBCA has the effect of limiting the voting power of any of shareowner, even those that are not intent on soliciting a change in control of us without first conferring with management, upon such shareowner’s acquisition of a threshold amount of our voting stock.

Indemnification

      Our articles of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the FBCA, our articles of incorporation and bylaws provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of duty of care or other duty as a director if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This provision, however, shall not eliminate or limit the liability of a director (i) for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) for any transaction from which the director derived an improper personal benefit, (iii) for unlawful distributions our shareholders in violation of Section 607.06401 of the FBCA, or (iv) for willful misconduct or a conscious disregard for our best interests in a proceeding by or in our right to procure judgment in our favor or in a proceeding by or in the right of a shareholder. This provision of our articles of incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of our board of directors protected by this provision, and such shareholder’s only remedy in that circumstance may be to bring a suit to prevent the action of our board of directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of our board of directors in respect of such transaction or event.

Transfer Agent and Registrar

      SunTrust Bank, Atlanta serves as the Transfer Agent and Registrar for our common stock.

Listing

      Our common stock is listed on the Nasdaq National Market under the trading symbol “FLBK.”

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering and assuming the exchange and conversion of our preferred stock, we will have 9,288,935 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option), outstanding options to purchase 976,722 shares of common stock, of which options to purchase 813,093 shares are immediately exercisable, and outstanding warrants to purchase 76,800 shares of common stock.

      We, our directors and executive officers and certain other persons, who beneficially own an aggregate of approximately 1.2 million shares of common stock, have agreed, for a period of 180 days from the date of this prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares of common stock without the prior written consent of SunTrust Capital Markets, Inc. Upon the expiration of lock-up agreements entered into by our directors and executive officers and certain other persons in connection with the offering, approximately 1.7 million additional shares (assuming the exchange and conversion of our preferred stock) will be eligible for sale in the public market, subject, in the case of our affiliates, to the volume restrictions of Rule 144.

      Warrants to purchase 80,800 shares of common stock (of which 76,800 remain outstanding) were granted to certain foreign investors in February 1998. The exercise price for such warrants is $10.00 per share, and the warrants are exercisable until July 30, 2005. The shares underlying the warrants will be “restricted securities,” within the meaning of Rule 144 and must therefore be held for one year following the date of acquisition before they may be resold pursuant to Rule 144, unless the resale of such shares is made pursuant to an effective registration statement under the Securities Act or another exemption from registration is available.

      We have 50,000 shares of Series C preferred stock currently outstanding. In August 2003, subject to regulatory approval, we intend to exchange the Series C preferred stock for shares of Series D preferred stock, which will be substantially similar to the Series C preferred stock, except the Series D preferred stock will be immediately converted into 500,000 shares of our common stock. Under the terms of the Series D preferred stock, we will be obligated to register these 500,000 shares of common stock. However, the holder of the Series C preferred stock has agreed to waive this registration requirement for a period of 180 days from the date of this prospectus.

UNDERWRITING

      The underwriters named below, for whom SunTrust Capital Markets, Inc. and Sandler O’Neill & Partners, L.P. are acting as representatives, have agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the respective number of shares of common stock set forth opposite their names below:

Number of
Underwriters	Shares

SunTrust Capital Markets, Inc.
Sandler O’Neill & Partners, L.P.

Total	2,000,000

      The underwriters are committed to purchase and pay for all such shares if any are purchased.

      We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an additional 300,000 shares of our common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, to the extent the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to such underwriter’s initial purchase commitment. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised.

      The representatives have advised us that they propose to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus and in the table below, and to certain dealers at that price less a concession of not in excess of $          per share, of which $                    may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be changed by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus and the table below.

	Per Share	Total

		With	Without
		Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to Florida Banks, Inc.	$	$	$

      The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $600,000 and are payable by us.

      The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

      Indemnity. We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect thereof.

      Lock-Up Agreements. We, our directors and executive officers and certain other persons have agreed to enter into lock-up agreements with SunTrust Capital Markets, Inc., whereby such shareholders will not, without the prior written consent of SunTrust Capital Markets, Inc., offer, sell or otherwise dispose, directly or indirectly, of any shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions.

      Stock Market Listing. Our common stock is traded on the Nasdaq National Market under the symbol “FLBK.”

      Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

•	A “stabilizing bid” is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

•	A “syndicate covering transaction” is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

•	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to the underwriters in connection with the offering if the common stock originally sold by the underwriters is purchased by the underwriters’ representative in a syndicate covering transaction and therefore has not been effectively placed by the underwriters.

      The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Passive Market Making. In connection with the offering, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M prior to the pricing and completion of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

      The shares of our common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory services or other commercial dealings with us in the ordinary course of business. The underwriters have received customary fees and commissions for these transactions. In particular:

•	an affiliate of SunTrust Capital Markets, Inc. is the transfer agent and registrar for our common stock; and

•	an affiliate of SunTrust Capital Markets, Inc. has provided us with a $7.5 million line of credit, which we intend to repay with the net proceeds from the offering. See “Use of Proceeds.”

      As a result of our repayment of the $7.5 million line of credit with the net proceeds from this offering, an affiliate of one of the underwriters will receive more than 10% of the net proceeds of this offering. Accordingly, we are conducting the offering pursuant to NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.

LEGAL MATTERS

      Certain legal matters in connection with the offering are being passed upon for us by Akerman Senterfitt, Miami, Florida. Certain legal matters in connection with the offering are being passed upon for the underwriters by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

      We have retained Akerman Senterfitt on a regular basis to perform legal services for us, including acting as our counsel in connection with the offering. P. Bruce Culpepper, a member of our board of directors, is a shareholder in the law firm of Akerman Senterfitt.

EXPERTS

      The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-2 under the Securities Act with respect to our common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information about Florida Banks, Inc. and our common stock, reference is made to the registration statement and such exhibits and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Our corporate website is http://www.flbk.com. We make available on this website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring directly to those documents. The information included elsewhere in this prospectus and the information incorporated by reference is considered to be part of this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003, as amended by our Form 10-K/A dated March 31, 2003, filed with the SEC on March 31, 2003; and

•	our quarterly report on Form 10-Q for the period ended March 31, 2003, filed with the SEC on May 12, 2003.

CONSOLIDATED FINANCIAL STATEMENTS OF FLORIDA BANKS, INC.

FLORIDA BANKS, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders of

Florida Banks, Inc.
Jacksonville, Florida

      We have audited the accompanying consolidated balance sheets of Florida Banks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Banks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Jacksonville, Florida

February 28, 2003

FLORIDA BANKS, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
CASH AND CASH EQUIVALENTS:
Cash and due from banks	$26,964,504	$19,332,159
Federal funds sold and repurchase agreements	62,515,000	54,657,000

Total cash and cash equivalents	89,479,504	73,989,159
INVESTMENT SECURITIES:
Available for sale, at fair value (cost $50,155,158 and $33,562,507 at December 31, 2002 and 2001)	50,930,650	33,954,045
Held to maturity (fair value $229,475 and $2,934,245 at December 31, 2002 and 2001)	227,925	2,867,163
Other investments	2,493,350	2,064,550

Total investment securities	53,651,925	38,885,758
MORTGAGE LOANS HELD FOR SALE	54,674,248
LOANS, net of allowance for loan losses of $7,263,029 and $4,692,216 at December 31, 2002 and 2001	543,192,040	396,751,695
PREMISES AND EQUIPMENT, NET	5,466,332	3,361,882
ACCRUED INTEREST RECEIVABLE	2,375,102	1,722,746
DEFERRED INCOME TAXES, NET	3,908,751	4,016,786
DERIVATIVE INSTRUMENTS	2,321,643	279,784
OTHER REAL ESTATE OWNED	652,500	2,777,827
OTHER ASSETS	343,505	537,588

TOTAL ASSETS	$756,065,550	$522,323,225

LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS:
Noninterest-bearing	$141,395,150	$99,899,425
Interest-bearing	523,514,558	351,349,850

Total deposits	664,909,708	451,249,275
REPURCHASE AGREEMENTS	4,653,878	4,495,547
OTHER BORROWED FUNDS	9,921,898	9,714,692
ACCRUED INTEREST PAYABLE	2,377,963	2,863,882
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	4,765,136	2,038,795

Total liabilities	686,628,583	470,362,191

COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS	16,473,092	5,819,000

COMMITMENTS (NOTE 9)
SHAREHOLDERS’ EQUITY:
Series B preferred stock, $68.00 par value, 110,000 shares authorized, 102,283 shares issued and outstanding at December 31, 2001		6,955,244
Series C preferred stock, $100.00 par value, 50,000 shares authorized, 50,000 shares issued and outstanding at December 31, 2002	5,000,000
Common stock, $.01 par value; 30,000,000 shares authorized 6,768,362 and 5,677,660 shares issued, respectively	67,684	56,777
Additional paid-in capital	52,287,390	44,964,967
Accumulated deficit (deficit of $8,134,037 eliminated upon quasi-reorganization on December 31, 1995)	(4,874,873)	(6,079,156)
Accumulated other comprehensive income, net of tax	483,674	244,202

Total shareholders’ equity	52,963,875	46,142,034

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$756,065,550	$522,323,225

See notes to consolidated financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

INTEREST INCOME:
Loans, including fees	$31,852,739	$27,692,486	$20,072,894
Investment securities	2,239,454	2,653,164	2,477,179
Federal funds sold	582,723	819,741	1,215,804
Repurchase agreements	252,245	214,787	219

Total interest income	34,927,161	31,380,178	23,766,096

INTEREST EXPENSE:
Deposits	14,622,492	14,948,191	12,393,304
Repurchase agreements	501,638	1,204,752	903,794
Borrowed funds	460,027	395,131	413,938

Total interest expense	15,584,157	16,548,074	13,711,036

NET INTEREST INCOME	19,343,004	14,832,104	10,055,060

PROVISION FOR LOAN LOSSES	3,025,775	1,889,079	1,912,380

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,317,229	12,943,025	8,142,680

NONINTEREST INCOME:
Service fees	1,718,888	1,224,020	705,584
Gain on sale of mortgage loans	1,092,911
Gain on sale of commercial loans	42,888	104,151
Mortgage loan origination fees	805,264	234,810	55,807
(Loss) gain on sale of available for sale investment securities	(3,967)	73,976	9,864
Other noninterest income	383,775	411,046	239,928

	4,039,759	2,048,003	1,011,183

NONINTEREST EXPENSES:
Salaries and benefits	11,037,925	8,761,416	6,813,011
Occupancy and equipment	2,105,683	1,785,996	1,527,775
Data processing	872,630	677,963	456,972
Dividends on preferred security of subsidiary trust	633,580	12,995
Other	3,354,991	2,454,819	2,087,962

	18,004,809	13,693,189	10,885,720

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	2,352,179	1,297,839	(1,731,857)
PROVISION (BENEFIT) FOR INCOME TAXES	885,121	489,400	(651,704)

NET INCOME (LOSS)	1,467,058	808,439	(1,080,153)
PREFERRED STOCK DIVIDENDS	(140,058)	(250,091)

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$1,327,000	$558,348	$(1,080,153)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$0.21	$0.10	$(0.19)

Diluted	$0.20	$0.10	$(0.19)

See notes to consolidated financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000

							Accumulated
							Other
	Preferred Stock		Common Stock		Additional		Comprehensive
					Paid-In	Accumulated	Income (Loss),
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Net of Tax	Total

BALANCE, JANUARY 1, 2000			5,718,656	$57,187	$45,526,443	$(5,680,069)	$(668,706)	$39,234,855
Comprehensive loss:
Net loss						(1,080,153)		(1,080,153)
Unrealized gain on available for sale investment securities, net of tax of $411,821							682,576	682,576

Comprehensive loss								(397,577)
Issuance of common stock under employee stock purchase plan			75,995	760	366,393			367,153
Purchase and retirement of common stock			(106,000)	(1,060)	(646,932)			(647,992)

BALANCE, DECEMBER 31, 2000			5,688,651	56,887	45,245,904	(6,760,222)	13,870	38,556,439
Comprehensive income:
Net income						808,439		808,439
Unrealized gain on available for sale investment securities, net of tax of $138,968							230,332	230,332

Comprehensive income								1,038,771
Issuance of common stock under employee stock purchase plan			50,109	501	226,587			227,088
Issuance of Series B preferred stock, net	102,283	$6,955,244			(148,774)			6,806,470
Series B preferred stock cash dividend paid						(127,373)		(127,373)
Purchase and retirement of common stock			(61,100)	(611)	(358,750)			(359,361)

BALANCE, DECEMBER 31, 2001	102,283	6,955,244	5,677,660	56,777	44,964,967	(6,079,156)	244,202	46,142,034
Comprehensive income:
Net income						1,467,058		1,467,058
Unrealized gain on available for sale investment securities, net of tax of $144,482							239,472	239,472

Comprehensive income								1,706,530
Conversion of Series B preferred stock into common stock	(102,283)	(6,955,244)	1,022,830	10,228	6,945,016
Exercise of stock options			7,063	71	46,401			46,472
Issuance of common stock under employee stock purchase plan			41,133	411	210,359			210,770
Issuance of restricted stock			19,676	197	120,647			120,844
Issuance of Series C preferred stock, net	50,000	5,000,000						5,000,000
Series B preferred stock dividend paid						(262,775)		(262,775)

BALANCE, DECEMBER 31, 2002	50,000	$5,000,000	6,768,362	$67,684	$52,287,390	$(4,874,873)	$483,674	$52,963,875

See notes to consolidated financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

OPERATING ACTIVITIES:
Net income (loss)	$1,467,058	$808,439	$(1,080,153)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	863,886	756,426	647,891
Restricted stock grants	120,844
Loss on disposition of furniture and equipment		17,628	15,468
Deferred income tax (benefit) expense	(36,447)	449,400	(651,704)
Loss (gain) on sale of securities	3,967	(73,976)	(9,864)
Loss (gain) on sale of real estate owned	6,703	(24,928)	(18,263)
Loss on foreign currency translation	23,650	206,151
Loss (gain) on derivative instruments	43,258	(262,008)
Amortization (accretion) of premiums (discount) on investments, net	131,708	(295,582)	(196,934)
Amortization of premiums on loans	123,055	196,651	112,308
Accretion of debt issuance costs	70,445
Provision for loan losses	3,025,775	1,889,079	1,912,380
Net increase in mortgage loans held for sale	(54,674,248)
(Increase) decrease in accrued interest receivable	(652,356)	174,557	(876,128)
Decrease (increase) in other assets	194,083	(2,180)	(328,023)
(Decrease) increase in accrued interest payable	(485,919)	657,503	1,589,830
Increase (decrease) in accounts payable and accrued expenses	2,726,341	1,279,801	(167,948)

Net cash (used in) provided by operating activities	(47,048,197)	5,776,961	948,860

INVESTING ACTIVITIES:
Proceeds from sales, paydowns and maturities of investment securities:
Available for sale	27,068,362	15,808,333	12,261,314
Held to maturity	2,700,791	4,154,215	1,082,529
Purchases of investment securities:
Available for sale	(43,858,241)	(17,193,780)	(15,560,354)
Held to maturity		(3,361,015)	(4,362,796)
Other	(428,800)	(798,550)	(364,200)
Net increase in loans held for investment	(150,265,325)	(119,896,460)	(129,226,819)
Purchases of premises and equipment	(2,968,336)	(839,608)	(1,522,711)
Proceeds from the sale of premises and equipment		3,841
Proceeds from the sale of real estate owned	2,771,124	114,928	864,263

Net cash used in investing activities	(164,980,425)	(122,008,096)	(136,828,774)

FINANCING ACTIVITIES:
Net increase in demand deposits, money market accounts and savings accounts	91,014,976	86,829,039	29,713,892
Net increase in time deposits	120,771,110	59,390,096	116,787,033
Proceeds from issuance of preferred stock, net	5,000,000	6,806,470
Proceeds from issuance of trust preferred securities, net	10,583,647	5,819,000
Exercise of stock options	46,472
Purchase of treasury stock		(359,361)	(647,992)
Preferred dividends paid	(262,775)	(127,373)
Proceeds from FHLB advances	10,000,000	9,500,000	5,000,000
Repayment of FHLB advances	(10,000,000)	(7,000,000)	(5,000,000)
Increase (decrease) in repurchase agreements	158,331	(14,316,831)	7,775,267
Increase (decrease) in other borrowed funds	207,206	(8,710)	(18,950)

Net cash provided by financing activities	227,518,967	146,532,330	153,609,250

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,490,345	30,301,195	17,729,336
CASH AND CASH EQUIVALENTS:
Beginning of year	73,989,159	43,687,964	25,958,628

End of year	$89,479,504	$73,989,159	$43,687,964

See notes to consolidated financial statements.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000

l.     Summary of Significant Accounting Policies

      Florida Banks, Inc. (the “Company”) was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa (the “Bank”). On August 4, 1998, the Company completed its initial public offering and its merger (the “Merger”) with the Bank pursuant to which the Bank was merged with and into Florida Bank No. 1, N.A., a wholly-owned subsidiary of the Company, and renamed Florida Bank, N.A.

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes these policies and practices:

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses and the valuation of other real estate owned, deferred tax assets and embedded derivative instruments.

      Cash and Cash Equivalents — Cash and cash equivalents include cash and due from banks, Federal funds sold and repurchase agreements all of which mature within ninety days. Generally, Federal funds and repurchase agreements are sold for one day periods.

      Investment Securities — Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes. Securities not classified as held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of other comprehensive income or loss until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments are not readily marketable.

      Realized gains and losses on sales of investment securities are recognized in the statements of operations upon disposition based upon the adjusted cost of the specific security. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statements of operations.

      Loans Held for Investment — Loans held for investment are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

      Management has established a policy to discontinue accruing interest (nonaccrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Company is actively in the process of collection. In addition, a loan will be placed on nonaccrual status before it becomes 90 days delinquent if management believes that the borrower’s financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the loan is estimated to be uncollectible. Interest income on nonaccrual loans is recognized only as received.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of the related loans on the interest method.

      Mortgage Loans Held for Sale — Mortgage loans held for sale are residential mortgage loans originated by the Company which management either intends to sell at some point in the future or which are committed to be sold to various institutions under agreements obtained at the time the Company extends commitments to borrowers. Mortgage loans held for sale are reported at the lower of cost or estimated fair value, determined on an aggregate basis.

      Commitments to Originate Mortgage Loans — The Company enters into commitments to originate mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on loans that are intended to be sold are considered to be derivatives and are therefore, recorded at fair value with changes in fair value recorded in earnings. The fair value of these commitments is included in mortgage loans held for sale.

      Allowance for Loan Losses — The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of probable losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses.

      Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

      Impaired loans are loans for which it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at either the loan’s observable market price or the fair value of the collateral. Interest income on impaired loans is recognized only as received.

      Large groups of smaller balance homogeneous loans (consumer loans) are collectively evaluated for impairment. Commercial loans and larger balance real estate and other loans are individually evaluated for impairment.

      Premises and Equipment — Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of 3 to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful life or the period the Company expects to occupy the related leased space. Maintenance and repairs are charged to operations as incurred.

      Income Taxes — Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. Net deferred tax liabilities or assets are recognized through charges or credits to the deferred tax provision. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Subsequent to the Company’s quasi-reorganization (see Note 18) reductions in the deferred tax valuation allowance are credited to additional paid-in capital.

      Derivative Instruments — As part of the its asset/liability management policy, the Company uses derivatives to manage interest and foreign currency exchange rate exposures by modifying the characteristics of the related balance sheet instruments. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, derivatives are carried at fair value. The accounting for changes in the fair

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value (that is, gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded to other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. See Note 5 for additional information regarding derivative instruments.

      Other Real Estate Owned — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

      Repurchase Agreements — Repurchase agreements consist of agreements with customers to pay interest daily on funds swept into a repo account based on a rate of .75% to 1.00% below the Federal funds rate. Such agreements generally mature within one to four days from the transaction date. In addition, the Company has securities sold under agreements to repurchase, which are classified as secured borrowings. Such borrowings generally mature within one to thirty days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Information concerning repurchase agreements for the years ended December 31, 2002 and 2001 is summarized as follows:

	2002	2001

Average balance during the year	$37,725,667	$33,568,040
Average interest rate during the year	1.33%	3.59%
Maximum month-end balance during the year	$49,542,093	$44,576,894

      Other Borrowed Funds — Other borrowed funds consist of Federal Home Loan Bank borrowings and treasury tax and loan deposits. Treasury tax and loan deposits generally are repaid within one to 120 days from the transaction date.

      Stock Options — The Company has elected to account for its stock options under the intrinsic value based method with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 Accounting for Stock Based Compensation,had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

      Comprehensive Income — Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the consolidated statements of shareholders’ equity.

      Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

      Earnings Per Common Share — Basic earnings per common share (“EPS”) excludes dilution and is computed by dividing earnings applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects additional common shares that would have been issued, as well as any adjustment to income that would result form the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and convertible preferred stock. The potential common shares are determined using the treasury stock method for outstanding stock options and the if-converted method for preferred stock.

      Recent Accounting Pronouncements — In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002, with early application encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. The Company adopted the Statement effective January 1, 2003 and it did not have a material impact on the Company’s consolidated financial position and consolidated results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement nullifies Emerging Issues Task Force (“EITF”) No. 94-3 and requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company adopted the Statement effective January 1, 2003 and does not expect it to have a material impact on the Company’s consolidated financial position and consolidated results of operations.

      In October, 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions, which removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and Interpretation 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, except for transactions between two or more mutual enterprises. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The Company adopted the Statement effective October 1, 2002. Adoption did not have an impact on the Company’s consolidated financial position and consolidated results of operations.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This Statement amends SFAS No. 123, Accounting for Stock-Based

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation, and provides alternative methods and transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, if options are to be expensed when charging to the fair value based method in fiscal years beginning after December 15, 2003. The Company adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others. This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. In addition, the Interpretation clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing the guarantee. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended December 31, 2002, and the recognition provisions on January 1, 2003.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. This Interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise held a variable interest that is acquired on or before January 31, 2003. The Company will adopt the Interpretation as of July 31, 2003, however since it does not have any variable interests, or situations with majority interests, there will be no impact on its consolidated financial position and consolidated results of operations.

      Reclassifications — Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform with the presentation adopted in 2002.

2.     Investment Securities

      The amortized cost and estimated fair value of available for sale and held to maturity investment securities as of December 31, 2002 and 2001 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2002
Available for sale:
U.S. Treasury securities and other U.S. agency obligations	$6,721,835	$52,718		$6,774,553
State and municipal	990,000	60,527		1,050,527
Mortgage-backed securities	37,263,079	660,553	$(10,571)	37,913,061

Total debt securities	44,974,914	773,798	(10,571)	45,738,141
Mutual funds	5,180,244	12,265		5,192,509

Total securities available for sale	$50,155,158	$786,063	$(10,571)	$50,930,650

Held to maturity:
Mortgage-backed securities	$227,925	$1,550	$	$229,475

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2001
Available for sale:
U.S. Treasury securities and other U.S. agency obligations	$840,341	$17,615		$857,956
State and municipal	1,285,000	63,230		1,348,230
Mortgage-backed securities	28,409,558	445,563	$(134,870)	28,720,251

Total debt securities	30,534,899	526,408	(134,870)	30,926,437
Mutual funds	3,027,608			3,027,608

Total securities available for sale	$33,562,507	$526,408	$(134,870)	$33,954,045

Held to maturity:
U.S. Treasury securities and other U.S. agency obligations	$1,861,974	$35,991	$(1,320)	$1,896,645
Mortgage-backed securities	1,005,189	32,411		1,037,600

	$2,867,163	$68,402	$(1,320)	$2,934,245

      Expected maturities of debt securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The amortized cost and estimated fair value of debt securities, at December 31, 2002, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity

	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due before one year	$500,000	$502,350
Due after one year through five years	3,354,225	3,411,635
Due after five years through ten years	3,587,610	3,635,060
Due after ten years	270,000	276,035

	7,711,835	7,825,080
Mortgage-backed securities	37,263,079	37,913,061	$227,925	$229,475

Total	$44,974,914	$45,738,141	$227,925	$229,475

      Investment securities with a carrying value of $41,259,412 and $27,335,655 were pledged as security for certain borrowed funds and public deposits held by the Company at December 31, 2002 and 2001, respectively.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Loans

      Loans at December 31, are summarized as follows:

	2002	2001

Commercial real estate	$313,120,588	$210,373,284
Commercial	166,122,230	142,910,691
Residential mortgage	23,080,140	22,308,820
Consumer	45,859,704	23,158,053
Credit card and other loans	2,791,678	2,911,884

Total loans	550,974,340	401,662,732
Allowance for loan losses	(7,263,029)	(4,692,216)
Net deferred loan fees	(519,271)	(218,821)

Net loans	$543,192,040	$396,751,695

      Changes in the allowance for loan losses are summarized as follows:

	2002	2001

Balance, beginning of year	$4,692,216	$3,510,677
Provision for loan losses	3,025,775	1,889,079
Charge-offs	(485,950)	(827,784)
Recoveries	30,988	120,244

Balance, end of year	$7,263,029	$4,692,216

      The Company’s primary lending area is the state of Florida. Although the Company’s loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Company could be susceptible to economic downturns and natural disasters. It is the Company’s lending policy to collateralize real estate loans based upon certain loan to appraised value ratios.

      Nonaccrual loans totaled approximately $1,535,000 and $1,090,000 of which approximately $151,000 and $681,000 is guaranteed by the Small Business Administration (“SBA”) at December 31, 2002 and 2001, respectively. The effects of carrying nonaccrual loans during 2002, 2001, and 2000 resulted in a reduction of interest income of approximately $67,000, $147,000, and $151,000, respectively.

      The following is a summary of information pertaining to impaired loans:

	December 31,

	2002	2001

	(approximately)
Impaired loans with a valuation allowance	$1,415,000	$1,184,000
Impaired loans without a valuation allowance

Total impaired loans	$1,415,000	$1,184,000

Valuation allowance related to impaired loans	$690,000	$295,000

	Years Ended December 31,

	2002	2001	2000

	(approximately)
Average investment in impaired loans	$1,300,000	$1,065,000	$3,230,000

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The interest income recognized on impaired loans for the years ended December 31, 2002, 2001 and 2000 was not significant.

      No additional funds are committed to be advanced in connection with impaired loans.

      At December 31, 2002 and 2001, restructured loans amounted to approximately $3,124,000 and $1,095,000, respectively. There were no restructured loans at December 31, 2000. No additional funds are committed to be advanced in connection with restructured loans.

4.     Premises and Equipment

      Major classifications of these assets are as follows:

	2002	2001

Land	$2,009,387	$95,000
Buildings	660,315	660,315
Leasehold improvements	1,014,555	956,465
Furniture, fixtures and equipment	4,736,652	3,756,657

	8,420,909	5,468,437
Accumulated depreciation and amortization	(2,954,577)	(2,106,555)

	$5,466,332	$3,361,882

      Depreciation and amortization amounted to $863,886, $756,426 and $647,891 for the years ended December 31, 2002, 2001 and 2000, respectively.

5.     Derivative Instruments

      The following instruments qualify as derivatives as defined by SFAS No. 133:

	December 31, 2002

	Contract/National	Fair
	Amount	Value

Interest rate swap agreements	$85,500,000	$2,308,044
Foreign currency swap agreements	2,000,000	12,599
Commitments to fund mortgage loans	49,733,296	356,210

      Interest rate swap agreements consist of numerous agreements which effectively convert the interest rate on certain certificates of deposit from a fixed rate to a variable rate to more closely match the interest rate sensitivity of the Company’s assets and liabilities. The Company has designated and assessed the derivatives as highly effective fair value hedges, as defined by SFAS No. 133. Additionally, the Company entered into a foreign currency swap agreement during the first quarter of 2001. This swap agreement does not qualify for hedge accounting under SFAS No. 133. Accordingly, all changes in the fair value of the foreign currency swap agreement are reflected in the earnings of the Company. The Company recognized a loss of approximately $67,000 and a gain of approximately $6,000 for the years ended December 31, 2002 and 2001, respectively, as a result of changes in the fair value of the foreign currency agreement.

      The Company has adopted the provisions of the Derivatives Implementation Group, Implementation Issue C13, When a Loan Commitment is Included in the Scope of Statement No. 133 (“DIG C13”). DIG C13 requires that loan commitments that relate to the origination or acquisition of mortgage loans that will be held for resale must be accounted for as derivative instruments in accordance with SFAS No. 133. The fair value of commitments to fund mortgage loans is included in mortgage loans held for sale.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Income Taxes

      The components of the provision (benefit) for income tax expenses for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Current tax expense	$921,568	$40,000
Deferred tax (benefit) provision	(36,447)	449,400	$(651,704)

	$885,121	$489,400	$(651,704)

      Income taxes for the years ended December 31, 2002, 2001 and 2000, differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes as summarized below:

	2002	2001	2000

Provision (benefit) based on Federal income tax rate	$799,741	$441,265	$(588,831)
State income taxes net of Federal benefit	85,384	49,731	(66,362)
Other	(4)	(1,596)	3,489

	$885,121	$489,400	$(651,704)

      The components of net deferred income taxes at December 31, 2002 and 2001 are as follows:

	2002	2001

Deferred income tax assets:
Net operating loss carryforwards	$1,728,963	$2,672,891
Allowance for loan losses	2,473,645	1,477,424
Loan fees	195,402	84,549
AMT credits		52,530
Cash to accrual adjustment	37,586	77,950
Other	183

	4,435,779	4,365,344

Deferred income tax liabilities:
Accumulated depreciation	150,108	116,121
Unrealized gain on investment securities	291,818	147,335
Other	85,102	85,102

	527,028	348,558

Deferred income tax assets, net	$3,908,751	$4,016,786

      At December 31, 2002 and 2001, the Company had tax net operating loss carryforwards of approximately $4,595,000 and $7,098,000, respectively. Such carryforwards expire as follows: $321,000 in 2006, $1,919,000 in 2007, $1,620,000 in 2008, $92,000 in 2009, and $643,000 in 2018. A change in ownership on August 4, 1998, as defined in section 382 of the Internal Revenue Code, limits the amount of net operating loss carryforwards utilized each year to approximately $700,000. Unused limitations from each year accumulate in successive years.

      At December 31, 2002 and 2001, the Company assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the loss carryforwards and has

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance is recorded at December 31, 2002 and 2001.

7.     Deposits

      Interest-bearing deposits at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Interest-bearing demand	$52,803,427	$19,164,133
Regular savings	66,940,672	64,338,080
Money market accounts	19,210,512	6,342,009
Time $100,000 and over	314,852,717	194,016,109
Other time	69,707,230	67,489,519

	$523,514,558	$351,349,850

      At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003	$201,993,812
2004	51,372,387
2005	50,969,043
2006	8,940,130
2007	61,404,779
Thereafter	9,879,796

Total	$384,559,947

8.     Other Borrowed Funds

      Other borrowed funds at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Treasury tax and loan deposits	$2,421,898	$2,214,692
Federal Home Loan Bank advance, principal due upon maturity on July 6, 2010, subject to early termination; interest, due quarterly, is fixed at 5.90%	5,000,000	5,000,000
Federal Home Loan Bank advance, principal due upon maturity on September 14, 2011, subject to early termination; interest, due quarterly, is fixed at 4.80%	2,500,000	2,500,000

	$9,921,898	$9,714,692

      Treasury tax and loan deposits are generally repaid within one to 120 days from the transaction date.

      The Federal Home Loan Bank of Atlanta has the option to convert the $2,500,000 advance outstanding at December 31, 2002 into a three-month LIBOR-based floating rate advance September 14, 2006, and any payment date thereafter with at least two business days prior notice to the Company.

      If the Federal Home Loan Bank elects to convert the advance, then the Company may elect, with at least two business days prior written notice, to terminate in whole or part the transaction without payment of a termination amount on any subsequent payment date. The Company may elect to terminate the

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advance and pay a prepayment penalty, with two days prior written notice, if the Federal Home Loan Bank does not elect to convert this advance.

      The Federal Home Loan Bank advances are secured by certain mortgage loans receivable of approximately $91,776,000 at December 31, 2002.

9.     Commitments

      Leases — The Company has entered into certain noncancellable operating leases and subleases for office space and office property. Lease terms are generally for five to twenty years, and in many cases, provide for renewal options. Rental expense for 2002, 2001 and 2000 was approximately $852,000, $705,000 and $659,000, respectively. Rental income for 2002, 2001 and 2000 was approximately $27,000, $45,000 and $55,000, respectively. Both rental expense and rental income are included in net occupancy and equipment expense in the accompanying consolidated statements of operations. The following is a schedule of future minimum lease payments and future minimum lease revenues under the sublease at December 31, 2002.

	Payments for	Revenue Under
	Operating Leases	Subleases

2003	$862,931	$22,650
2004	661,117
2005	410,271
2006	420,609
2007	316,953
Later years	1,179,717

	$3,851,598	$22,650

      Federal Reserve Requirement — The Federal Reserve Board requires that certain banks maintain reserves, based on their average deposits, in the form of vault cash and average deposit balances at a Federal Reserve Bank. The requirement as of December 31, 2002 and 2001 was approximately $8,946,000 and $2,750,000, respectively.

      Litigation — Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s consolidated financial statements.

10.     Shareholders’ Equity

Series B Preferred Stock

      On June 29, 2001, the Company issued 100,401 shares of Series B preferred stock. On July 24, 2001, the Company issued an additional 1,882 shares of Series B preferred stock. All Series B preferred shares were issued for $68.00 per share through a private placement.

      Conversion Rights — Each share of preferred stock is convertible into ten shares of the Company’s common stock at a price of $6.80 per share (subject to adjustment for stock splits, stock dividends, etc.). The preferred stock will be automatically converted to common stock upon the following events: 1) change in control; 2) if the average closing price of the Company’s common stock for any 30 consecutive trading day period is at or above $8.00 per share; or 3) the consummation of an underwritten public offering at a price of $8.00 per share or greater of the Company’s common stock.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Dividends — Cumulative cash dividends accrue at seven percent annually and are payable quarterly in arrears.

      Liquidation Preference — In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of Series B preferred stock at that time shall receive $68.00 per share plus an amount equal to accrued and unpaid dividends thereon through and including the date of distribution prior to any distribution to holders of common stock. The liquidation preference at December 31, 2001 was $7,077,962.

      On April 16, 2002, all 102,283 shares of Series B preferred stock automatically converted into 1,022,830 shares of common stock as a result of the average closing price of the Company’s common stock exceeding $8.00 for the period from March 4, 2002 through April 15, 2002.

Series C Preferred Stock

      On December 31, 2002, the Company issued 50,000 shares of Series C preferred stock for $100.00 per share through a private placement. The Series C preferred stock is not convertible or redeemable except as a result of a change in control.

      Dividends — Non-cumulative cash dividends accrue at five percent annually and are payable quarterly in arrears.

      Liquidation Preference — In the event of any liquidation, dissolution or winding up of affairs of the Company, the holders of Series C preferred stock at the time shall receive $100.00 per share plus an amount equal to accrued and unpaid dividends thereon through and including the date of distribution prior to any distribution to holders of common stock. The liquidation preference at December 31, 2002 was $5,000,000.

      The Company and shareholder have agreed that they will cooperate in filing an application with the Board of Governors of the Federal Reserve System seeking approval for an exchange of the Series C preferred shares for shares of a new series of preferred stock, which would be substantially similar to the Series C shares, except the new shares would be convertible into the Company’s common stock at $10.00 per share.

Warrants

      In 1998, in connection with the sale of common stock, warrants to purchase 80,800 shares of common stock at $10.00 per share were issued to accredited foreign investors. Such warrants have been valued at an aggregate price of approximately $165,000, or $2.04 per share, as determined by an independent appraisal and have been recorded as additional paid-in capital. The warrants are exercisable through February 3, 2008.

Incentive Stock

      During 2001, the Company’s Board of Directors approved the Amended and Restated Incentive Compensation Plan (the “Incentive Plan”) for all full-time senior officers and other officers and employees so designated by the Chief Executive Officer. The amendments to this Plan permit the issuance of common stock to officers and employees as incentive awards. Previously, the incentive awards were paid in cash. The Company has reserved 300,000 shares of common stock for issuance pursuant to the Incentive Plan. Upon attainment of the required goals, the officer would be awarded shares in the Company based on a pre-established vesting schedule, currently a three-year period beginning one year after the grant date. In January 2002, the Company awarded 59,029 shares under the Incentive Plan at a weighted average

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant price of $6.14 based upon the closing share price on the date of grant. Compensation expense included in earnings for 2002 is approximately $121,000.

Stock Options

      On June 4, 1998, the Company adopted the 1998 Stock Option Plan (the “1998 Plan”), effective March 31, 1998, which provides for the grant of incentive or non-qualified stock options to certain directors, officers and key employees who participate in the plan. An aggregate of 1,000,000 shares of common stock are reserved for issuance pursuant to the 1998 Plan. During 2002, 2001 and 2000, the Company granted 94,900, 62,650 and 277,900 options, respectively, at various exercise prices based on the fair value of the stock at the time of grant.

      Pursuant to the disclosure requirements of SFAS No. 148, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under Accounting Principles Board Opinion (“APB”) No. 25, net of related income tax effects, deducts the total fair value expense under SFAS No. 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	2002	2001	2000

Net income (loss) applicable to common shares As reported	$1,327,000	$558,348	$(1,080,153)
Total stock-based employee compensation cost included in the determination of net income, net of related tax effects	75,370
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(219,434)	(243,347)	(281,435)

Pro forma net income (loss) applicable to common shares	$1,182,936	$315,001	$(1,361,588)

Earnings (loss) per share — Basic
As reported	$0.21	$0.10	$(0.19)
Pro forma	0.18	0.06	(0.24)
Earnings (loss) per share — Dilutive
As reported	$0.20	$0.10	$(0.19)
Pro forma	0.18	0.06	(0.24)

      Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted in 2002, 2001 and 2000, respectively: dividend yield of 0%, expected volatility of 32.08%, 32.27% and 32.64%, risk-free interest rate of 3.48%, 4.57% and 6.44%, and an expected life of 3 years.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of fixed stock option grants under the Company’s stock-based compensation plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding — Beginning of year	850,348	$8.63	816,948	$8.76	561,848	$10.00
Granted	94,900	7.93	62,650	6.52	277,900	6.37
Cancelled	(34,087)	9.09	(29,250)	7.73	(22,800)	10.00
Exercised	(7,063)	6.58

Outstanding — End of year	904,098	$8.68	850,348	$8.63	816,948	$8.76

Options exercisable at year end	730,833	$8.84	652,291	$9.04	465,206	$9.39
Weighted average fair value of options granted during the year	$2.07		$1.80		$1.94

      The following table summarizes information related to stock options outstanding at December 31, 2002:

		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Price	Outstanding	Life	Price	Exercisable	Price

$5.25 – 6.75	337,700	7.57	$6.75	234,790	$6.40
$7.98 – 10.00	566,398	6.10	$9.84	496,093	$10.00

11.     Restriction on Dividends, Loans and Advances

      Federal and State bank regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.

      At December 31, 2002, the Bank’s retained earnings available for the payment of dividends was approximately $3,472,000. Accordingly, approximately $58,113,000 of the Company’s equity in the net assets of the Bank was restricted at December 31, 2002. Funds available for loans or advances by the Bank to the Company amounted to approximately $5,771,000.

      In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

12.     Financial Instruments with Off-Balance Sheet Risk

      The Company originates financial instruments with off-balance sheet risk in the normal course of business, usually for a fee, primarily to meet the financing needs of its customers. The financial instruments include commitments to fund loans, letters of credit and unused lines of credit. These

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commitments involve varying degrees of credit risk, however, management does not anticipate losses upon the fulfillment of these commitments.

      At December 31, 2002, financial instruments having credit risk in excess of that reported in the balance sheet totaled approximately $193,443,000.

13.     Trust Preferred Securities

      On December 18, 2001, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Statutory Trust I (the “Statutory Trust I”), issued $6,000,000 in trust preferred securities. The Statutory Trust I also issued $186,000 of common securities to the Company and used the total proceeds to purchase $6,186,000 in 30-year subordinated debentures of the Company. The preferred securities paid dividends at an initial rate of 5.60% through March 17, 2002. The rate then became a floating rate based on 3-month LIBOR plus 3.60%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 18, June 18, September 18 and December 18 of each year. There is a par call option beginning December 18, 2006.

      On April 10, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Capital Trust II (the “Capital Trust II”), issued $4,000,000 in trust preferred securities. The Capital Trust II also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an annual rate based on 6-month LIBOR plus 3.70% adjusted semi-annually after each dividend payment date. Dividend payment dates are April 22 and October 22 of each year. There is a par call option beginning April 22, 2007.

      On June 28, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Capital Trust I (the “Capital Trust I”), issued $4,000,000 in trust preferred securities. The Capital Trust I also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an annual rate based on 3-month LIBOR plus 3.65% adjusted quarterly after each dividend payment date. Dividend payment dates are March 30, June 30, September 30 and January 30 of each year. There is a par call option beginning June 30, 2007.

      On December 19, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the company, through its subsidiary trust, Florida Banks Statutory Trust II (the “Statutory Trust II”), issued $3,000,000 in trust preferred securities. The Statutory Trust II also issued $93,000 of common securities to the Company and used the total proceeds to purchase $3,093,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an initial rate of 4.66% through March 25, 2003. The rate then becomes a floating rate based on 3-month LIBOR plus 3.75%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year. There is a par call option beginning December 26, 2007.

      The subordinated debentures are the sole assets of the Subsidiary Trusts and are eliminated, along with the related income effects, in the Company’s consolidated financial statements.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Supplemental Statements of Cash Flows Information

      Supplemental disclosure of cash flow information:

	2002	2001	2000

Cash paid during the year for interest on deposits and borrowed funds	$15,630,556	$15,890,571	$12,121,206
Cash paid for income taxes, net of refunds	$275,000

      Supplemental schedule of noncash investing and financing activities:

	2002	2001	2000

Proceeds from demand deposits used to purchase shares of common stock under the employee stock purchase plan	$210,770	$227,088	$367,153
Loans transferred to real estate owned	$652,500	$2,867,827	$846,000
Increase in fair market value of derivative instruments used to hedge interest rate exposure on time deposits	$2,085,117	$17,776

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Condensed Financial Information of Florida Banks, Inc. (Parent Only)

      The following represents the parent only condensed balance sheets as of December 31, 2002 and 2001 and the related condensed statements of operations and cash flows for the years ending December 31, 2002, 2001 and 2000.

     Condensed Balance Sheets

	2002	2001

Assets
Cash and repurchase agreements	$1,951,961	$1,315,647
Available for sale investment securities, at fair value (cost $3,292,213 and $6,204,759, respectively)	3,418,212	6,386,271
Premises and equipment, net	170,091	221,220
Accrued interest receivable	21,591	38,903
Deferred income taxes, net	2,555,217	1,105,521
Prepaid and other assets	52,301	225,578
Investment in bank subsidiary	61,585,111	43,931,579
Investment in other subsidiaries	536,366	195,366

Total Assets	$70,290,850	$53,420,085

Liabilities and Shareholders’ Equity
Subordinated debentures payable to subsidiary trust	$17,000,092	$6,005,000
Repurchase agreements		1,000,000
Due to Florida Bank, N.A		92,318
Accounts payable and accrued expenses	326,883	180,733
Shareholders’ Equity
Preferred stock	5,000,000	6,955,244
Common stock	70,706	59,799
Additional paid-in capital	54,150,565	46,828,142
Treasury stock	(1,866,197)	(1,866,197)
Accumulated deficit	(4,874,873)	(6,079,156)
Accumulated other comprehensive income, net of tax	483,674	244,202

Total Liabilities and Shareholders’ Equity	$70,290,850	$53,420,085

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Operations

	2002	2001	2000

Interest income on loans, including fees	$496	$18,719	$434,389
Interest income on investment securities	318,230	666,051	847,440
Other interest income	34,811	80,748	241,941
Other income		436,948	27

Total income	353,537	1,202,466	1,523,797

Equity in undistributed income (loss) of bank subsidiary	3,379,437	1,654,552	(539,611)
Equity in undistributed loss of subsidiary	(152)	(155)	(479)
Expenses	(3,419,569)	(2,557,156)	(2,389,988)
Income tax benefit	1,153,805	508,732	326,128

Net income (loss)	$1,467,058	$808,439	$(1,080,153)

Condensed Statements of Cash Flows

	2002	2001	2000

Operating activities:
Net income (loss)	$1,467,058	$808,439	$(1,080,153)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in undistributed (income) loss of Florida Bank, N.A	(3,379,437)	(1,654,552)	539,611
Equity in loss of Florida Bank Financial Services, Inc.	152	155	479
Depreciation and amortization	62,618	65,353	60,177
Restricted stock grants	120,844
Deferred income tax benefit	(1,428,806)	(548,731)	(326,128)
Loss on disposal of premises and equipment			1,597
Transfer from affiliate, net	(3,079)
Gain on sale of investment securities		(73,988)	(5,174)
Accretion of discounts on investments, net	(15,466)	(16,687)	(20,957)
Accretion of debt issuance costs	70,445
(Benefit) provision for loan losses		(10,000)	(64,411)
Amortization of loan premiums		1,225	45,685
Decrease in accrued interest receivable	17,312	41,150	32,451
(Decrease) increase in due to Florida Bank, N.A	(92,318)	92,318	32,941
Decrease (increase) in prepaid and other assets	173,277	(92,775)	(88,899)
Increase (decrease) in accounts payable and accrued expenses	145,998	98,253	(241,388)

Net cash used in operating activities	(2,861,402)	(1,289,840)	(1,114,169)

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Investing activities:
Purchase of premises and equipment	(8,410)	(62,353)	(35,650)
Proceeds from sales, paydowns and maturities of investment securities	2,928,012	5,865,516	5,264,240
Purchase of investment securities			(7,441,787)
Net decrease in loans		1,073,535	6,657,377
Purchase of common stock of Florida Bank Statutory Trust I	(341,000)	(186,000)
Purchase of common stock of Florida Bank Financial Services, Inc.			(10,000)
Capital contributed to Florida Bank, N.A	(14,000,000)	(9,500,000)	(12,300,000)

Net cash used in investing activities	(11,421,398)	(2,809,302)	(7,865,820)

Financing activities:
(Decrease) increase in repurchase agreements	$(1,000,000)	$(9,143,000)	$4,085,000
Payment of debt issuance costs	(196,353)
Proceeds from issuance of common stock, net	210,770	227,088	367,153
Proceeds from the issuance of preferred stock, net	5,000,000	6,806,470
Proceeds from the issuance of subordinated debt, net	11,121,000	6,005,000
Preferred dividends paid	(262,775)	(127,373)
Net proceeds from the exercise of stock options	46,472
Purchase of treasury stock		(359,361)	(647,992)

Net cash provided by financing activities	14,919,114	3,408,824	3,804,161

Net increase (decrease) in cash and cash equivalents	636,314	(690,318)	(5,175,828)
Cash and cash equivalents at beginning of year	1,315,647	2,005,965	7,181,793

Cash and cash equivalents at end of year	$1,951,961	$1,315,647	$2,005,965

16.     Regulatory Matters

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002 and 2001, notifications from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately or well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category. The Company’s and Bank’s actual capital amounts and ratios are also presented in the following table.

								To Be Well Capitalized
				For Capital Adequacy				Under Prompt Corrective
	Actual			Purposes				Action Provisions

	Amount	Ratio		Amount		Ratio		Amount		Ratio

As of December 31, 2002:
Total capital (to risk-weighted assets)
Florida Banks, Inc.	$76,216,000	11.92%	≥	$51,160,000	≥	8.00%		N/A		N/A
Florida Bank, N.A	68,443,000	10.75	≥	50,920,000	≥	8.00	≥	$63,650,000	≥	10.00%
Tier I capital (to risk-weighted assets)
Florida Banks, Inc.	68,953,000	10.78	≥	25,580,000	≥	4.00		N/A		N/A
Florida Bank, N.A	61,180,000	9.6	≥	25,460,000	≥	4.00	≥	38,190,000	≥	6.00
Tier I capital (to average assets)
Florida Banks, Inc.	68,953,000	9.9	≥	27,655,000	≥	4.00		N/A		N/A
Florida Bank, N.A	61,180,000	8.9	≥	27,280,000	≥	4.00	≥	34,100,000	≥	5.00

								To Be Well Capitalized
				For Capital Adequacy				Under Prompt Corrective
	Actual			Purposes				Action Provisions

	Amount	Ratio		Amount		Ratio		Amount		Ratio

As of December 31, 2001:
Total capital (to risk-weighted assets)
Florida Banks, Inc.	$55,800,000	12.70%	≥	$35,152,000	≥	8.00%		N/A		N/A
Florida Bank, N.A	47,963,000	11.00	≥	34,897,000	≥	8.00	≥	$43,622,000	≥	10.00%
Tier I capital (to risk-weighted assets)
Florida Banks, Inc.	51,108,000	11.63	≥	17,576,000	≥	4.00		N/A		N/A
Florida Bank, N.A	43,271,000	9.92	≥	17,449,000	≥	4.00		26,173,000	≥	6.00
Tier I capital (to average assets)
Florida Banks, Inc.	51,108,000	10.64	≥	19,216,000	≥	4.00		N/A		N/A
Florida Banks, N.A	43,271,000	9.17	≥	18,883,000	≥	4.00	≥	23,604,000	≥	5.00

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Fair Value of Financial Instruments

      The following methods and assumptions were used by the Company in estimating financial instrument fair values:

      General Comment — The financial statements include various estimated fair value information as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. Such information, which pertains to the Company’s financial instruments is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company. Furthermore, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

      Cash and Cash Equivalents — Cash and due from banks, federal funds sold and repurchase agreements are repriced on a short-term basis; as such, the carrying value closely approximates fair value.

      Investment Securities — Fair values for available for sale and held to maturity securities are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Other Investment Securities — Fair value of the Bank’s investment in Federal Reserve Bank stock and Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

      Mortgage Loans Held for Sale — Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

      Loans Held for Investment — For variable rate loans that reprice frequently, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

      Derivative Instruments — Fair values of derivative instruments are based on quoted market prices, if available. If quoted market prices are not available, fair values are determined based on a cash flow model using market assumptions.

      Deposits — The fair value of demand deposits, savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities.

      Repurchase Agreements — The carrying amounts of repurchase agreements approximates the estimated fair value of such liabilities due to the short maturities of such instruments.

      Other Borrowed Funds — For treasury tax and loan deposits, the carrying amount approximates the estimated fair value of such liabilities due to the short maturities of such instruments. The fair value of the Federal Home Loan Bank advances are based on quoted market prices.

      Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts — The fair value of the Company’s trust preferred securities approximates the estimated fair value as such liabilities reprice frequently based on a quoted market rate of interest.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A comparison of the carrying amount to the fair values of the Company’s significant financial instruments as of December 31, 2002 and 2001 is as follows:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(Amounts in thousands)
Financial assets:
Cash and cash equivalents	$89,480	$89,480	$73,989	$73,989
Available for sale investment securities	50,931	50,931	33,954	33,954
Held to maturity investment securities	228	229	2,867	2,934
Other investments	2,493	2,493	2,065	2,065
Mortgage loans held for sale	54,674	54,674
Loans held for investment	550,974	551,469	401,663	427,211
Derivative instruments	2,322	2,322	280	280
Financial liabilities:
Deposits	$664,910	$667,897	$451,249	$453,684
Repurchase agreements	4,654	4,654	4,496	4,496
Other borrowed funds	9,922	8,831	9,715	9,273
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	16,473	16,473	5,819	5,819
Off-balance sheet credit related financial instruments:
Commitments to extend credit	$193,443	$193,443	$162,683	$162,683

18.     Quasi-Reorganization

      Effective December 31, 1995, the Bank completed a quasi-reorganization of its capital accounts. A quasi-reorganization is an accounting procedure provided for under current banking regulations that allows a bank to restructure its capital accounts to remove a deficit in undivided profits without undergoing a legal reorganization. A quasi-reorganization allows a bank that has previously suffered losses and subsequently corrected its problems to restate its records as if it had been reorganized. A quasi-reorganization is subject to regulatory approval and is contingent upon compliance with certain legal and accounting requirements of the banking regulations. The Bank’s quasi-organization was authorized by the Office of the Comptroller of the Currency upon final approval of the Bank’s shareholders which was granted November 15, 1995.

      As a result of the quasi-reorganization, the Bank charged against additional paid-in capital its accumulated deficit through December 31, 1995 of $8,134,037.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.     Earnings Per Common Share

      Earnings per common share have been computed based on the following.

	2002	2001	2000

Net income (loss)	$1,467,058	$808,439	$(1,080,153)
Less preferred stock dividends	(140,058)	(250,091)

Net income (loss) applicable to common stock	$1,327,000	$558,348	$(1,080,153)

Weighted average number of common shares outstanding — Basic	6,442,022	5,703,524	5,681,290
Incremental shares from the assumed conversion of stock options	89,597	2,738	583

Total — Diluted	6,531,619	5,706,262	5,681,873

      The incremental shares from the assumed conversion of stock options were determined using the treasury stock method under which the assumed proceeds were equal to (1) the amount that the Company would receive upon the exercise of the options plus (2) the amount of the tax benefit that would be credited to additional paid-in capital assuming exercise of the options. The convertible preferred stock was determined to be anti-dilutive and is therefore excluded from the computation of diluted earnings per share.

20.     Guarantees

      The Company issues standby letters of credit to provide credit support for some creditors in case of default. As of December 31, 2002, the carrying amount of the liability was $0 and the maximum potential payment was $8,792,836.

      Effective January 1, 2003, and in compliance with the FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, the Company adopted the recognition requirements for guarantees entered into after December 31, 2002. The Company does not anticipate a material impact on its operations from this accounting standard.

21.     Segment Reporting

      Prior to October 1, 2002, the Company had one reporting segment. However, in October 2002, the Company started a mortgage banking division which is managed as a segment. Accordingly, during 2002 the Company has two reporting segments, the commercial bank and the mortgage bank. The commercial bank segment provides its commercial customers such products as working capital loans, equipment loans and leases, commercial real estate loans and other business related products and services. This segment also offers mortgage loans to principals of its commercial customers. The mortgage bank segment originates mortgage loans through its network of mortgage brokers and sells these loans (on a wholesale basis) into the secondary market.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended December 31, 2002 follows:

	Commercial	Mortgage		Intersegment	Consolidated
	Bank	Bank	Other	Eliminations	Total

Net interest income	$18,943,155	$61,645	$338,204		$19,343,004
Noninterest income	2,684,723	1,355,036			4,039,759
Noninterest expense	13,689,351	911,222	3,404,236		18,004,809
Net income (loss) before taxes	4,912,752	505,459	(3,066,032)		2,352,179
Assets	694,561,452	55,234,735	70,290,850	$(64,021,487)	$756,065,550
Expenditures for additions to premises and equipment	2,398,326	561,600	8,410		2,968,336

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes.

      The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and accordingly requires different technology and marketing strategies.

      The Company derives a majority of its revenues from interest income and gain on sale of mortgage loans and the chief operating decision maker relies primarily on net income before taxes to assess the performance of the segments and make decisions about resources to be allocated to the segments. Therefore, the segments are reported above using net income before taxes. The Company does not allocate income taxes to the segments.

      The Company does not have operating segments other than those reported. Parent Company financial information is included in the other category above and is deemed to represent an overhead function rather than an operating segment.

      The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

22.     Benefit Plan

      The Company has a 401(k) defined contribution benefit plan (the “Plan”) which covers substantially all of its employees. The Company matches 50% of employee contributions to the Plan, up to 6% of all participating employees compensation. The Company contributed $144,000, $136,000 and $110,092 to the Plan in 2002, 2001 and 2000, respectively.

23.     Employee Stock Purchase Plan

      On January 22, 1999, the Board of Directors of the Company adopted the Employee Stock Purchase Plan (the “Plan”). The Plan was approved by the Company’s shareholders at the Company’s 1999 Annual Meeting of Shareholders on April 23, 1999. The Plan provides for the sale of not more than 200,000 shares of common stock to eligible employees of the Company pursuant to one or more offerings under the Plan. The purchase price for shares purchased pursuant to the Plan is the lesser of (a) 85% of the fair market value of the common stock on the grant date, or if no shares were traded on that day, on the last day prior thereto on which shares were traded, or (b) an amount equal to 85% of the fair market value of the common stock on the exercise date, or if no shares were traded on that day, on the last day prior

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

thereto on which shares were traded. Shares purchased by employees were approximately 41,000, 50,000 and 76,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

24.     Related Party Transactions

      The Company lends to shareholders, directors, officers, and their related business interests on substantially the same terms as loans to other individuals and businesses of comparable credit worthiness. Such loans outstanding were approximately $2,364,000 and $1,274,000 at December 31, 2002 and 2001.

      Deposits from related parties held by the Company at December 31, 2002 and 2001 were approximately $3,772,000 and $489,000, respectively.

      On September 9, 2002, Florida Bank, N.A. purchased a parcel of land for the purpose of future construction of a corporate headquarters and the Jacksonville banking office. A director of the Company was among the eleven sellers of the property. The purchase price was $905,084, which did not exceed an independent appraisal of the property which was conducted prior to the purchase.

25.     Summarized Quarterly Data (Unaudited)

      Following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001:

	Fiscal Quarter

	First	Second	Third	Fourth	Total

	($ In Thousands Except Per Share Amounts)
2002
Interest income	$8,008	$8,676	$9,067	$9,176	$34,927
Interest expense	3,729	3,688	4,126	4,041	15,584

Net interest income	4,279	4,988	4,941	5,135	19,343
Provision for loan losses	380	1,028	699	919(1)	3,026

Net interest income after provision for loan losses	3,899	3,960	4,242	4,216	16,317
Noninterest income	537	569	755	2,179	4,040
Noninterest expense	3,633	4,270	4,578	5,524	18,005

Income before income taxes	803	259	419	871	2,352
Income tax expense	307	97	153	328	885

Net income	496	162	266	543	1,467
Preferred stock dividends	(120)	(20)			(140)

Net income applicable to common shares	$376	$142	$266	$543	$1,327

Basic income per share	$0.07	$0.02	$0.04	$0.08	$0.21
Diluted income per share	$0.07	$0.02	$0.04	$0.08	$0.20

(1)	Includes an additional provision for loan losses of approximately $530,000 related to the specific reserve established against a customer’s uncollected ACH account.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Quarter

	First	Second	Third	Fourth	Total

	($ In Thousands Except Per Share Amounts)
2001
Interest income	$7,757	$7,538	$8,022	$8,063	$31,380
Interest expense	4,434	4,198	4,072	3,844	16,548

Net interest income	3,323	3,340	3,950	4,219	14,832
Provision for loan losses	239	384	820	446	1,889

Net interest income after provision for loan losses	3,084	2,956	3,130	3,773	12,943
Noninterest income	319	403	591	735	2,048
Noninterest expense	3,307	3,257	3,367	3,763	13,694

Income before income taxes	96	102	354	745	1,297
Income tax expense	35	39	134	281	489

Net income	61	63	220	464	808
Preferred stock dividends			(127)	(123)	(250)

Net income applicable to common shares	$61	$63	$93	$341	$558

Basic income per share	$0.01	$0.01	$0.02	$0.06	$0.10
Diluted income per share	$0.01	$0.01	$0.02	$0.06	$0.10

PART I.     FINANCIAL INFORMATION

Item 1.     Financial Statements

FLORIDA BANKS, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS (Unaudited)

	March 31,	December 31,
	2003	2002

ASSETS
CASH AND DUE FROM BANKS	$29,036,219	$26,964,504
FEDERAL FUNDS SOLD AND REPURCHASE AGREEMENTS	62,528,000	62,515,000

Total cash and cash equivalents	91,564,219	89,479,504
INVESTMENT SECURITIES:
Available for sale, at fair value (cost $47,162,231 and $50,155,158 at March 31, 2003 and December 31, 2002)	47,687,248	50,930,650
Held to maturity, at cost (fair value $0 and $229,475 at March 31, 2003 and December 31, 2002)		227,925
Other investments	3,299,050	2,493,350

Total investment securities	50,986,298	53,651,925
MORTGAGE LOANS HELD FOR SALE	89,959,868	54,674,248
LOANS:
Commercial real estate	336,271,629	313,120,588
Commercial	173,183,597	166,122,230
Residential mortgage	30,062,883	23,080,140
Consumer	48,313,260	45,859,704
Credit card and other loans	1,953,203	2,791,678

Total loans	589,784,572	550,974,340
Allowance for loan losses	(7,503,368)	(7,263,029)
Net deferred loan fees	(650,837)	(519,271)

Net loans	581,630,367	543,192,040
PREMISES AND EQUIPMENT, NET	5,500,030	5,466,332
ACCRUED INTEREST RECEIVABLE	2,295,876	2,375,102
DEFERRED INCOME TAXES, NET	3,580,648	3,908,751
DERIVATIVE INSTRUMENTS	2,917,062	2,321,643
OTHER REAL ESTATE OWNED	652,500	652,500
OTHER ASSETS	10,969,827	343,505

TOTAL ASSETS	$840,056,695	$756,065,550

LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS:
Noninterest-bearing demand	$95,019,075	$141,395,150
Interest-bearing demand	55,654,059	52,803,427
Regular savings	72,413,780	66,940,672
Money market accounts	25,107,294	19,210,512
Time $100,000 and over	361,112,204	314,852,717
Other time	87,375,751	69,707,230

Total deposits	696,682,163	664,909,708
REPURCHASE AGREEMENTS SOLD	51,316,707	4,653,878
OTHER BORROWED FUNDS	14,461,385	9,921,898
ACCRUED INTEREST PAYABLE	2,624,990	2,377,963
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	4,701,395	4,765,136

Total liabilities	769,786,640	686,628,583

COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	16,503,668	16,473,092

SHAREHOLDERS’ EQUITY:
Series C Preferred Stock, $100.00 par value, 50,000 shares authorized, 50,000 shares issued and outstanding	5,000,000	5,000,000
Common stock, $.01 par value; 30,000,000 shares authorized; 6,784,935 and 6,768,362 shares issued, respectively	67,850	67,684
Additional paid-in capital	52,453,167	52,287,390
Accumulated deficit (deficit of $8,434,037 eliminated upon quasi-reorganization on December 31, 1995)	(4,082,083)	(4,874,873)
Accumulated other comprehensive income, net of tax	327,453	483,674

Total shareholders’ equity	53,766,387	52,963,875

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$840,056,695	$756,065,550

See notes to condensed financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three-Month Period Ended
	March 31,

	2003	2002

INTEREST INCOME:
Loans, including fees	$9,285,628	$7,230,160
Investment securities	408,679	575,134
Federal funds sold	104,362	202,859

Total interest income	9,798,669	8,008,153

INTEREST EXPENSE:
Deposits	3,734,228	3,485,513
Repurchase agreements	100,892	126,135
Borrowed funds	104,663	117,136

Total interest expense	3,939,783	3,728,784

NET INTEREST INCOME	5,858,886	4,279,369
PROVISION FOR LOAN LOSSES	889,039	380,434

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	4,969,847	3,898,935

NONINTEREST INCOME:
Service fees	518,445	368,448
Gain on sale of mortgage loans	2,271,626
Mortgage loan processing fees	477,553
Mortgage loan origination fees	181,937	92,436
Other noninterest income	234,248	76,324

	3,683,809	537,208

NONINTEREST EXPENSES:
Salaries and benefits	5,113,894	2,188,843
Occupancy and equipment	628,804	466,550
Data processing	258,986	196,914
Dividends on preferred security of subsidiary trust	222,076	82,982
Other	1,211,324	697,870

	7,435,084	3,633,159

INCOME BEFORE PROVISION FOR INCOME TAXES	1,218,572	802,984
PROVISION FOR INCOME TAXES	425,782	306,662

NET INCOME	792,790	496,322

PREFERRED STOCK DIVIDENDS	(61,644)	(120,049)

NET INCOME APPLICABLE TO COMMON SHARES	$731,146	$376,273

INCOME PER COMMON SHARE:
Basic	$0.11	$0.07

Diluted	$0.11	$0.07

See notes to condensed financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

							Accumulated
							Other
	Preferred Stock		Common Stock		Additional		Comprehensive
					Paid-In	Accumulated	(loss) income
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Net of Tax	Total

BALANCE, JANUARY 1, 2002	102,283	$6,955,244	5,677,660	$56,777	$44,964,967	$(6,079,156)	$244,202	$46,142,034
Comprehensive income:
Net Income						1,467,058		1,467,058
Unrealized gain on available for sale investment securities, net of tax of $144,482							239,472	239,472

Comprehensive income								1,706,530
Conversion of Series B Preferred Stock into common stock	(102,283)	(6,955,244)	1,022,830	10,228	6,945,016
Exercise of stock options			7,063	71	46,401			46,472
Issuance of common stock under employee stock purchase plan			41,133	411	210,359			210,770
Issuance of restricted stock			19,676	197	120,647			120,844
Issuance of Series C Preferred Stock, net	50,000	$5,000,000						5,000,000
Series B Preferred Stock dividends paid						(262,775)		(262,775)

BALANCE, DECEMBER 31, 2002	50,000	5,000,000	6,768,362	67,684	52,287,390	(4,874,873)	483,674	52,963,875
Comprehensive income:
Net Income						792,790		792,790
Unrealized gain on available for sale investment securities, net of tax of $94,254							(156,221)	(156,221)

Comprehensive income								636,579
Issuance of common stock to Employee Stock Purchase Plan			14,842	148	101,816			101,964
Expenses of Series C Preferred Stock offering					(10,677)			(10,677)
Exercise of stock options and issue of stock grants			1,731	18	74,638			74,656

BALANCE, March 31, 2003 (Unaudited)	50,000	$5,000,000	6,784,935	$67,850	$52,453,167	$(4,082,083)	$327,453	$53,766,387

See notes to condensed financial statements

FLORIDA BANKS, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three-Month Period Ended
	March 31,

	2003	2002

OPERATING ACTIVITIES:
Net income	$792,790	$496,322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	223,657	206,930
Reinvested dividends on investment securities	(30,226)	(40,686)
Deferred income tax provision	422,357	294,662
Accretion of discounts on investments, net	(286,903)	(25,488)
Amortization of premium on loans	21,229	42,223
Provision for loan losses	889,039	380,434
(Gain) loss on foreign currency translation	(11,515)	23,594
Loss on derivative instruments	4,148	13,277
Net increase in mortgage loans held for sale	(35,285,620)
Decrease (increase) in accrued interest receivable	79,226	(196,816)
Increase (decrease) in accrued interest payable	247,027	(128,132)
Decrease (increase) in other assets	(626,322)	41,558
Decrease in other liabilities	(63,741)	(739,719)

Net cash provided by operating activities	(33,624,854)	368,159

INVESTING ACTIVITIES:
Proceeds from sales, paydowns and maturities of investment securities:
Available for sale	17,662,829	2,745,158
Held to maturity	227,925
Purchases of investment securities:
Available for sale	(14,352,772)	(13,140,037)
Other investments	(805,700)
Net increase in loans held for investment	(39,337,080)	(33,436,437)
Purchase of bank owned life insurance	(10,000,000)
Proceeds from sale of other real estate owned		242,979
Purchases of premises and equipment	(257,355)	(119,799)

Net cash used in investing activities	(46,862,153)	(43,708,136)

FINANCING ACTIVITIES:
Net decrease in demand deposits, money market accounts and savings accounts	(32,653,157)	(9,394,866)
Net increase in time deposits	63,928,008	2,534,269
Increase in repurchase agreements	46,662,829	34,682,234
Increase in borrowed funds	4,539,487	16,516
Proceeds from FHLB advances		3,000,000
Proceeds from exercise of stock options and issuance of stock grants	74,656
Preferred dividends paid		(122,718)
Issuance cost of trust preferred securities	30,576	(29,190)
Issuance cost of Series C preferred stock	(10,677)

Net cash provided by financing activities	82,571,722	30,686,245

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,084,715	(12,653,732)
CASH AND CASH EQUIVALENTS:
Beginning of period	89,479,504	73,989,159

End of period	$91,564,219	$61,335,427

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$3,692,756	$12,653,732

NONCASH FINANCING ACTIVITIES:
Proceeds from demand deposits used to purchase shares of common stock under Employee Stock Purchase Plan	$101,964	$86,549

See notes to condensed financial statements.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2003 and 2002 (Unaudited)

1.     Basis of Presentation

      Florida Banks, Inc. (the “Company”) was incorporated October 15, 1997 to become a bank holding company and acquire First National Bank of Tampa (the “Bank”). On August 4, 1998, the Company completed its initial public offering and its merger (the “Merger”) with the Bank pursuant to which the Bank was merged with and into Florida Bank No. 1, N.A., a wholly-owned subsidiary of the Company, and renamed Florida Bank, N.A.

      The condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission related to interim financial statements. These unaudited condensed financial statements do not include all disclosures provided in the annual financial statements. The condensed financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report to Shareholders incorporated by reference into the Company’s Form 10-K for the year ended December 31, 2002. All adjustments of a normal recurring nature which, in the opinion of management, are necessary to fairly present the results of the interim periods have been made. Results of operations for the three-month period ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

2.     Earnings Per Common Share

      The following is a reconciliation of the denominator used in the computation of basic and diluted earnings per common share.

	Three-Month Period
	Ended March 31,

	2003	2002

Weighted average number of common shares outstanding — Basic	6,782,579	5,692,094
Incremental shares from the assumed conversion of stock options	111,871	16,497

Total — Diluted	6,894,450	5,708,591

      The incremental shares from the assumed conversion of stock options for the three-month periods ended March 31, 2003 and 2002 were determined using the treasury stock method, under which the assumed proceeds were equal to (1) the amount that the Company would receive upon exercise of the options plus (2) the amount of tax benefit that would be credited to additional paid-in capital assuming exercise of the options. The assumed proceeds are used to purchase outstanding common shares at the Company’s average market value for the period.

3.     Derivative Instruments

      The Company adopted Statement of Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001. This statement requires all derivative instruments to be recorded on the balance sheet at fair value.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

      The following instruments qualify as derivatives as defined by SFAS No. 133:

	March 31, 2003

	Contract/Notional	Fair
	Amount	Value

Interest rate swap agreements	$103,500,000	$2,908,611
Foreign currency swap agreements	$2,000,000	$8,451
Commitments to fund mortgage loans	$146,000,000	$1,000,000

      Interest rate swap agreements at March 31, 2003 consist of eighteen agreements, which effectively convert the interest rate on certain certificates of deposit from a fixed rate to a variable rate to more closely match the interest rate sensitivity of the Company’s assets and liabilities. The Company has designated and assessed the derivatives as highly effective fair value hedges, as defined by SFAS No. 133. Additionally, the Company entered into a foreign currency swap agreement during the first quarter of 2001. This swap agreement does not qualify for hedge accounting under SFAS No. 133. Accordingly, all changes in the fair value of the foreign currency swap agreement are reflected in the earnings of the Company. The Company recognized gains of $7,367 during the three-month period ended March 31, 2003 as a result of changes in the fair value of the foreign currency agreement and the related translation adjustment.

      The Company has adopted the provisions of the Derivatives Implementation Group, Implementation Issue C13, When a Loan Commitment is Included in the Scope of Statement No. 133 (“DIG C13”). DIG C13 requires that loan commitments that relate to the origination or acquisition of mortgage loans that will be held for resale must be accounted for as derivative instruments in accordance with SFAS No. 133. The fair value of commitments to fund mortgage loans is included in mortgage loans held for sale.

4.     Preferred Stock

      On December 31, 2002, the Company issued 50,000 shares of Series C Preferred stock for $100.00 per share through a private placement. The Series C preferred stock is not convertible or redeemable, except as a result of a change in control. Non-cumulative dividends accrue at five percent annually and are payable quarterly in arrears. In the event of any liquidation, dissolution or winding up of affairs of the Company, holders of Series C preferred stock at the time shall receive $100.00 per share plus an amount equal to accrued and unpaid dividends thereon through and including the date of distribution prior to any distribution to holders of common stock. The liquidation preference at March 31, 2003 was $5,061,644.

      The Company and shareholder have agreed that they will cooperate in filing an application with the Board of Governors of the Federal Reserve System seeking approval for an exchange of the Series C preferred shares for shares of a new series of preferred stock, which would be substantially similar to the Series C Preferred shares, except the new shares would be convertible into the Company’s common stock at $10.00 per share.

5.     Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others. This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. In addition, the Interpretation clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing the guarantee. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended December 31, 2002, and the recognition provisions on

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

January 1, 2003. Adoption of this Interpretation did not have a material impact on the Company’s consolidated financial position and consolidated results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. This Interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise held a variable interest that is acquired on or before January 31, 2003. The Company will adopt the Interpretation as of July 31, 2003, however since it does not have any variable interests, or situations with majority interests, there will be no impact on its consolidated financial position and consolidated results of operations.

6.     Trust Preferred Securities

      On April 10, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Capital II (the “Trust II”), issued $4,000,000 in trust preferred securities. The Trust II also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The trust preferred securities pay dividends at an initial rate of 6.02% through October 22, 2002. The rate then becomes a floating rate based on 6-month LIBOR plus 3.70%, adjusted semi-annually after each dividend payment date. Dividend payment dates are April 22 and October 22 of each year. There is a par call option beginning April 22, 2007. The subordinated debentures are the sole assets of the Trust II and are eliminated, along with the related income statement effects, in the Company’s consolidated financial statements.

      On June 28, 2002, the Company participated in an additional pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Capital I (the “Trust I”), issued $4,000,000 in trust preferred securities. The Trust I also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The trust preferred securities pay dividends at an initial rate of 5.48% through September 30, 2002. The rate then becomes a floating rate based on 3-month LIBOR plus 3.75%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 30, June 30, September 30 and December 30 of each year. There is a par call option beginning June 30, 2007. The subordinated debentures are the sole assets of the Trust I and are eliminated, along with the related income statement effects, in the Company’s consolidated financial statements.

      On December 19, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Statutory Trust II (the “Statutory Trust II”), issued $3,000,000 in trust preferred securities. The Statutory Trust II also issued $93,000 of common securities to the Company and used the total proceeds to purchase $3,093,000 in 30-year subordinated debentures of the Company. The trust preferred securities pay dividends at an initial rate of 4.66% through March 25, 2003. The rate then becomes a floating rate based on 3-month LIBOR plus 3.75%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year. There is a par call option beginning December 26, 2007. The subordinated debentures are the sole assets of the Statutory Trust II and are eliminated, along with the related income statement effects, in the Company’s consolidated financial statements.

7.     Guarantees

      The Company issues standby letters of credit to provide credit support for some creditors in case of default. As of March 31, 2003, the carrying amount of the liability was $0 and the maximum potential payment was $10,029,404.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

8.     Segment Reporting

      Prior to October 1, 2002, the Company had one reporting segment. In October, 2002, the Company started a mortgage banking division which is managed as a segment. Accordingly, from October 2002 forward, the Company has two reporting segments, the commercial bank and the mortgage bank. The commercial bank segment provides its commercial customers such products as working capital loans, equipment loans and leases, commercial real estate loans and other business related products and services. This segment also offers mortgage loans to principals of its commercial customers. The mortgage bank segment originates mortgage loans through a network of mortgage brokers and sells these loans (on a wholesale basis) into the secondary market.

      Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the three-month period ended March 31, 2003 follows:

	Commercial	Mortgage		Intersegment	Consolidated
	Bank	Bank	Other	Eliminations	Total

Net interest income	$5,426,970	$596,153	$(164,237)		$5,858,886
Noninterest income	924,975	2,749,180	9,654		3,683,809
Provision for loan losses	889,039				889,039
Noninterest expense	4,018,892	2,368,852	1,047,340		7,435,084
Net income (loss) before taxes	1,444,014	976,481	(1,201,923)		1,218,572
Assets	747,045,603	91,167,106	71,039,877	(69,195,891)	$840,056,695
Expenditures for additions to premises and equipment	229,002	28,231	122		257,355

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies found in footnote 1 of the Company’s consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 filed in conjunction with the Company’s annual report on Form 10-K for the year ended December 31, 2002. The Company evaluates performance based on profit or loss from operations before income taxes.

      The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and accordingly requires different technology and marketing strategies.

      The Company derives a majority of its revenues from interest income and gain on sale of mortgage loans and the chief operating decision maker relies primarily on net income before taxes to assess the performance of the segments and make decisions about resources to be allocated to the segments. Therefore, the segments are reported above using net income before taxes. The Company does not allocate income taxes to the segments.

      The Company does not have operating segments other than those reported. Parent Company financial information is included in the other category above and is deemed to represent an overhead function rather than an operating segment.

      The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

9.     Stock Options

      Pursuant to the disclosure requirements of SFAS No. 148, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under Accounting Principles Board Opinion (“APB”) No. 25, net of related income tax effects, deducts the total fair value expense under SFAS No. 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	Three-Month Period Ended
	March 31,

	2003	2002

Net income applicable to common shares
As reported	$731,146	$376,273
Total stock-based employee compensation cost included in the determination of net income, net of related tax effects	40,235
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(39,481)	(49,591)
Pro forma net income applicable to common shares	$731,900	$326,682
Earnings per share — Basic
As reported	$0.11	$0.07
Pro forma	$0.11	$0.06
Earnings per share — Diluted
As reported	$0.11	$0.07
Pro forma	$0.11	$0.06

No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with the offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any underwriter. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained in the prospectus is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any circumstances in which such an offer or solicitation is unlawful.

2,000,000 Shares

Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

Sandler O’Neill & Partners, L.P.

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions.

SEC Registration Fee	$2,252
Nasdaq National Market Listing Fee	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Miscellaneous	*

Total	600,000

*	To be completed by amendment.

Item 15.     Indemnification of Directors and Officers.

      As provided under Florida law, our articles of incorporation provide that a director shall not be personally liable to us or our shareholders for monetary damages for breach of duty of care or any other duty owed to us as a director if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that such provision shall not eliminate or limit the liability of a director:

•	for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

•	for any transaction from which the director derived an improper personal benefit,

•	for unlawful distributions to our shareholders in violation of Section 607.06401 of the Florida Business Corporation Act, or

•	for willful misconduct or a conscious disregard for best interests in a proceeding by or in our right to procure judgment in our favor or in a proceeding by or in the right of a shareholder.

      Article VI of our bylaws provides that we shall indemnify a director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding to which he was a party or in defense of any claim, issue or matter therein because he is or was our director, against reasonable expenses incurred by him in connection with such defense.

      Our bylaws also provide that we are required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to our best interests and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by

•	a majority vote of a quorum of our board of directors consisting of disinterested directors,

•	a majority of a committee of disinterested directors,

•	independent legal counsel, or

•	an affirmative vote of a majority of a quorum of shares held by disinterested shareholders.

No indemnification may be made to or on behalf of a director, officer, employee or agent in connection with a proceeding by or in our right in which such person was adjudged liable to us unless the court in which the action, suit or proceeding was brought, upon application, determines indemnification is fair and reasonable.

Item 16.     Exhibits and Financial Statement Schedules.

      The following exhibits are filed as part of this registration statement:

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement*
3.1		Articles of Incorporation, as amended(1)
3	.1.1	Second Amended and Restated Articles of Incorporation(1)
3	.1.2	Amendment to Second Amended and Restated Articles of Incorporation(2)
3	.1.3	Articles of Amendment to Second and Amended and Restated Articles of Incorporation(3)
3.2		Amended and Restated By-Laws(1)
4.1		Specimen Common Stock Certificate(1)
4.2		See Exhibits 3.1.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws defining rights of the holders of Registrant’s common stock(1)
4.3		Indenture, dated December 18, 2001, between Registrant and State Street Bank and Trust Company of Connecticut, National Association(4)
4.4		Amended and Restated Declaration of Trust, dated December 18, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(4)
4.5		Indenture, dated as of April 10, 2002, between the Registrant and Wilmington Trust Company, as trustee(5)
4.6		The Amended and Restated Declaration of Trust, dated as of April 10, 2002, among the Registrant, as sponsor, the Administrator(s) named therein and Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(5)
4.7		Indenture, dated as of June 27, 2002, between the Registrant and Wells Fargo Delaware Trust Company, as trustee(5)
4.8		The Amended and Restated Trust Agreement dated as of June 27, 2002 among the Registrant, as depositor, the Administrative Trustees named therein and Wells Fargo Bank, N.A., as property trustee, Wells Fargo Delaware Trust Company, as resident trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(5)
4.8		Indenture, dated December 19, 2002, between the Registrant and State Street Bank and Trust Company of Connecticut, National Association(7)
4.9		Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(7)
5.1		Opinion of Akerman Senterfitt*
10.1		Form of Employment Agreement between the Registrant and Charles E. Hughes, Jr.(1)
10.2		Registrant’s Amended and Restated 1998 Stock Option Plan(1)
10	.2.1	Form of Incentive Stock Option Agreement(1)
10	.2.2	Form of Non-qualified Stock Option Agreement(1)
10.3		Registrant’s Amended and Restated Incentive Compensation Plan(6)
10.4		Form of Employment Agreement between the Registrant and T. Edwin Stinson, Jr., Don D. Roberts and Richard B. Kensler(1)

Exhibit
Number	Description of Exhibit

10.5	Placement Agreement, dated December 4, 2001, between the Registrant, First Tennessee Capital Markets and Keefe, Bruyette & Woods, Inc.(4)
10.6	Subscription Agreement, dated December 18, 2001, between the Registrant, Florida Banks Statutory Trust I and Preferred Term Securities IV, Ltd.(4)
10.7	Guarantee Agreement, dated December 18, 2001, by and between the Registrant and State Street Bank and Trust Company of Connecticut(4)
10.8	Placement Agreement, dated as of March 26, 2002, between the Registrant and Florida Banks Capital Trust II and Salomon Smith Barney Inc.(5)
10.9	Debenture Subscription Agreement, dated as of April 10, 2002, between the Registrant and Florida Banks Capital Trust II(5)
10.10	Capital Securities Subscription Agreement, dated March 26, 2002, among the Registrant, Florida Banks Capital Trust II and MM Community Funding III, Ltd.(5)
10.11	Common Securities Subscription Agreement, dated April 10, 2002, between the Registrant and Florida Banks Capital Trust II(5)
10.12	Guarantee Agreement, dated as of April 10, 2002, between the Registrant and Wilmington Trust Company, as trustee(5)
10.13	Subscription Agreement, dated as of June 27, 2002, between the Registrant, Florida Banks Capital Trust II and Bear, Stearns & Co.(5)
10.14	Placement Agreement, dated as of June 27, 2002, between the Registrant and Florida Banks Capital Trust II and SAMCO Capital Markets, a division of Service Asset Management Company(5)
10.15	Trust Preferred Securities Guarantee Agreement, dated as of June 27, 2002, between the Registrant and Wells Fargo, as trustee(5)
10.16	Placement Agreement, dated December 11, 2002, between the Registrant, Florida Banks Statutory Trust II, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc.(7)
10.17	Subscription Agreement, dated December 19, 2002, between the Registrant, Florida Banks Statutory Trust II and Preferred Term Securities VIII, Ltd.(7)
10.18	Guarantee Agreement, dated December 19, 2002, by and between the Registrant and State Street Bank and Trust Company of Connecticut(7)
10.19	Subscription Agreement for Series C Preferred Stock, dated December 31, 2002(3)
21.1	Subsidiaries of the Registrant(7)
23.1	Consent of Deloitte & Touche LLP(8)
23.2	Consent of Akerman Senterfitt (included as Exhibit 5.1)

*	To be filed by amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, previously filed by the Registrant (Registration Statement No. 333-50867).

(2)	Incorporated by reference to Exhibit to the Registration Statement on Form S-3, previously filed by the Registrant (Registration Statement No. 333-67372).

(3)	Incorporated by reference to the Form 8-K dated January 2, 2003, previously filed by the Registrant.

(4)	Incorporated by references to the Form 10-Q for the quarter ended March 31, 2002, previously filed by the Registrant.

(5)	Incorporated by reference to the Form 10-Q for quarter ended June 30, 2002, previously filed by the Registrant.

(6)	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, previously filed by the Registrant (Registration Statement No. 333-70442).

(7)	Incorporated by reference to Form 10-K for the year ended December 31, 2002, previously filed by the Registrant.

(8)	Filed herewith.

Item 17.	Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Jacksonville, State of Florida, on the 15th day of July, 2003.

FLORIDA BANKS, INC.

By:	/s/ CHARLES E. HUGHES, JR.

Charles E. Hughes, Jr.
President and Chief Executive Officer

      We, the undersigned directors and officers of Florida Banks, Inc., hereby constitute and appoint each of Charles E. Hughes, Jr. and T. Edwin Stinson, Jr., each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable Florida Banks, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, all pre-effective and post-effective amendments to this registration statement and any related subsequent registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES E. HUGHES, JR. Charles E. Hughes, Jr.	President, Chief Executive Officer (Principal Executive Officer) and Director	July 15, 2003

/s/ T. EDWIN STINSON, JR. T. Edwin Stinson, Jr.	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer) and Director	July 15, 2003

/s/ M.G. SANCHEZ M.G. Sanchez	Chairman of the Board of Directors	July 15, 2003

/s/ T. STEPHEN JOHNSON T. Stephen Johnson	Vice-Chairman of the Board	July 15, 2003

/s/ CLAY M. BIDDINGER Clay M. Biddinger	Director	July 15, 2003

/s/ P. BRUCE CULPEPPER P. Bruce Culpepper	Director	July 15, 2003

Signature	Title	Date

/s/ J. MALCOLM JONES, JR. J. Malcolm Jones, Jr.	Director	July 15, 2003

/s/ W. ANDREW KRUSEN JR. W. Andrew Krusen, Jr.	Director	July 15, 2003

/s/ WILFORD C. LYON, JR. Wilford C. Lyon, Jr.	Director	July 15, 2003

/s/ DAVID MCINTOSH David McIntosh	Director	July 15, 2003

/s/ DR. ADAM W. HERBERT, JR. Dr. Adam W. Herbert, Jr.	Director	July 15, 2003

/s/ NANCY E. LAFOY Nancy E. LaFoy	Director	July 15, 2003

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement*
3.1		Articles of Incorporation, as amended(1)
3	.1.1	Second Amended and Restated Articles of Incorporation(1)
3	.1.2	Amendment to Second Amended and Restated Articles of Incorporation(2)
3	.1.3	Articles of Amendment to Second and Amended and Restated Articles of Incorporation(3)
3.2		Amended and Restated By-Laws(1)
4.1		Specimen Common Stock Certificate(1)
4.2		See Exhibits 3.1.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws defining rights of the holders of Registrant’s common stock(1)
4.3		Indenture, dated December 18, 2001, between Registrant and State Street Bank and Trust Company of Connecticut, National Association(4)
4.4		Amended and Restated Declaration of Trust, dated December 18, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(4)
4.5		Indenture, dated as of April 10, 2002, between the Registrant and Wilmington Trust Company, as trustee(5)
4.6		The Amended and Restated Declaration of Trust, dated as of April 10, 2002, among the Registrant, as sponsor, the Administrator(s) named therein and Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(5)
4.7		Indenture, dated as of June 27, 2002, between the Registrant and Wells Fargo Delaware Trust Company, as trustee(5)
4.8		The Amended and Restated Trust Agreement dated as of June 27, 2002 among the Registrant, as depositor, the Administrative Trustees named therein and Wells Fargo Bank, N.A., as property trustee, Wells Fargo Delaware Trust Company, as resident trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(5)
4.8		Indenture, dated December 19, 2002, between the Registrant and State Street Bank and Trust Company of Connecticut, National Association(7)
4.9		Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(7)
5.1		Opinion of Akerman Senterfitt*
10.1		Form of Employment Agreement between the Registrant and Charles E. Hughes, Jr.(1)
10.2		Registrant’s Amended and Restated 1998 Stock Option Plan(1)
10	.2.1	Form of Incentive Stock Option Agreement(1)
10	.2.2	Form of Non-qualified Stock Option Agreement(1)
10.3		Registrant’s Amended and Restated Incentive Compensation Plan(6)
10.4		Form of Employment Agreement between the Registrant and T. Edwin Stinson, Jr., Don D. Roberts and Richard B. Kensler(1)
10.5		Placement Agreement, dated December 4, 2001, between the Registrant, First Tennessee Capital Markets and Keefe, Bruyette & Woods, Inc.(4)
10.6		Subscription Agreement, dated December 18, 2001, between the Registrant, Florida Banks Statutory Trust I and Preferred Term Securities IV, Ltd.(4)
10.7		Guarantee Agreement, dated December 18, 2001, by and between the Registrant and State Street Bank and Trust Company of Connecticut(4)
10.8		Placement Agreement, dated as of March 26, 2002, between the Registrant and Florida Banks Capital Trust II and Salomon Smith Barney Inc.(5)

Exhibit
Number	Description of Exhibit

10.9	Debenture Subscription Agreement, dated as of April 10, 2002, between the Registrant and Florida Banks Capital Trust II(5)
10.10	Capital Securities Subscription Agreement, dated March 26, 2002, among the Registrant, Florida Banks Capital Trust II and MM Community Funding III, Ltd.(5)
10.11	Common Securities Subscription Agreement, dated April 10, 2002, between the Registrant and Florida Banks Capital Trust II(5)
10.12	Guarantee Agreement, dated as of April 10, 2002, between the Registrant and Wilmington Trust Company, as trustee(5)
10.13	Subscription Agreement, dated as of June 27, 2002, between the Registrant, Florida Banks Capital Trust II and Bear, Stearns & Co.(5)
10.14	Placement Agreement, dated as of June 27, 2002, between the Registrant and Florida Banks Capital Trust II and SAMCO Capital Markets, a division of Service Asset Management Company(5)
10.15	Trust Preferred Securities Guarantee Agreement, dated as of June 27, 2002, between the Registrant and Wells Fargo, as trustee(5)
10.16	Placement Agreement, dated December 11, 2002, between the Registrant, Florida Banks Statutory Trust II, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc.(7)
10.17	Subscription Agreement, dated December 19, 2002, between the Registrant, Florida Banks Statutory Trust II and Preferred Term Securities VIII, Ltd.(7)
10.18	Guarantee Agreement, dated December 19, 2002, by and between the Registrant and State Street Bank and Trust Company of Connecticut(7)
10.19	Subscription Agreement for Series C Preferred Stock, dated December 31, 2002(3)
21.1	Subsidiaries of the Registrant(7)
23.1	Consent of Deloitte & Touche LLP(8)
23.2	Consent of Akerman Senterfitt (included as Exhibit 5.1)

*	To be filed by amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, previously filed by the Registrant (Registration Statement No. 333-50867).

(2)	Incorporated by reference to Exhibit to the Registration Statement on Form S-3, previously filed by the Registrant (Registration Statement No. 333-67372).

(3)	Incorporated by reference to the Form 8-K dated January 2, 2003, previously filed by the Registrant.

(4)	Incorporated by references to the Form 10-Q for the quarter ended March 31, 2002, previously filed by the Registrant.

(5)	Incorporated by reference to the Form 10-Q for quarter ended June 30, 2002, previously filed by the Registrant.

(6)	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, previously filed by the Registrant (Registration Statement No. 333-70442).

(7)	Incorporated by reference to Form 10-K for the year ended December 31, 2002, previously filed by the Registrant.

(8)	Filed herewith.